As filed with the U.S. Securities and Exchange Commission on July 22, 2013

Registration No. 333-189714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ARDMORE SHIPPING CORPORATION

(Exact name of Registrant as specified in its charter)

Republic of The Marshall Islands	4412	66-0804797
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
Ardmore Shipping Corporation City Gate Building 1000 Mahon, Cork Ireland +(353) 21 240-9500		Seward & Kissel LLP Attention: Robert E. Lustrin, Esq. One Battery Park Plaza New York, New York 10004 (212) 574-1420
(Address and telephone number of Registrant’s principal executive offices)		(Name, address and telephone number of agent for service)

Copies to:

Gary J. Wolfe, Esq. Robert E. Lustrin, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200 (telephone number) (212) 480-8421 (facsimile number)	Richard D. Truesdell, Jr., Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 212-450-4000 (telephone number) 212-701-5800 (facsimile number)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Security	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Shares, $0.01 par value per share	11,500,000	$17.00	$195,500,000	$26,667

(1)	Includes common shares that may be sold pursuant to the underwriters’ over-allotment option.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	Of this amount, $21,824 was previously paid in connection with the filing of this registration statement on June 28, 2013.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued July 22, 2013

10,000,000 Shares

ARDMORE SHIPPING CORPORATION

COMMON STOCK

Ardmore Shipping Corporation is offering 10,000,000 shares of its common stock. This is our initial public offering and no public market exists for our shares. We anticipate that the initial public offering price will be between $15.00 and $17.00 per share.

We will apply to list the common stock on the New York Stock Exchange under the symbol “ASC.”

We are an “emerging growth company” as that term is used in the Securities Act of 1933, as amended, and, as such, we may elect to comply with certain reduced public company reporting requirements.

Investing in the common stock involves risks.  See “Risk Factors” beginning on page 13.

PRICE $             A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company(1)
Per share	$	$	$
Total	$	$	$

(1)	We have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriting.”

The Company has granted the underwriters the right to purchase up to an additional 1,500,000 shares of common stock to cover over-allotments at the initial public offering price less the underwriting discount.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                 , 2013.

MORGAN STANLEY	JEFFERIES	CLARKSON CAPITAL MARKETS

FEARNLEY SECURITIES	EVERCORE	ABN AMRO	DVB CAPITAL MARKETS

                , 2013

MT Ardmore Seaventure - 49,999 dwt IMO3 Product Tanker

MT Ardmore Centurion - 29,006 dwt IMO2 Chemical Tanker

We and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission (the “SEC”) is effective. We and the underwriters are offering to sell, and seeking offers to buy, these securities only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of the securities offered hereby. Our business, financial condition, results of operations and prospects may have changed since that date. We will update this prospectus as required by law.

We have not taken any action to permit a public offering of these securities outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of these securities and the distribution of this prospectus outside the United States.

Until                     , 2013 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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Industry and market data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications or other published independent sources. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable and we are not aware of any misstatements regarding our market, industry or similar data presented herein. The Company believes that such third party information concerning industry and market data is reliable. Such third-party information may be different from other sources and may not reflect all or even a comprehensive set of the actual transactions occurring in the market. In addition, some data is also based on our good faith estimates and our management’s understanding of industry conditions. Such data involve risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Forward-Looking Statements” and “Risk Factors” in this prospectus.

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PROSPECTUS SUMMARY

This section summarizes some of the key information that appears in other sections of this prospectus. It may not contain all of the information that may be important to you. You should review carefully the risk factors and the more detailed information and financial statements included in this prospectus before making an investment decision. Unless the context otherwise requires, when used in this prospectus, the terms “Ardmore,” “Ardmore Shipping,” the “Company,” “we,” “our” and “us” refer to Ardmore Shipping Corporation and our consolidated subsidiaries after giving effect to the transactions contemplated by the exchange agreement referred to under “Corporate Structure” whereby we will own our predecessor company, Ardmore Shipping LLC. The financial information included in this prospectus represents our financial information and the operations of our vessel-owning subsidiaries and wholly-owned management company. Unless otherwise indicated, all references to currency amounts in this prospectus are in U.S. dollars. See the “Glossary of Shipping Terms” included in this prospectus for definitions of certain terms used in this prospectus that are commonly used in the shipping industry.

The Company

We are Ardmore Shipping Corporation, a company incorporated in the Republic of the Marshall Islands. We provide seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with our modern, fuel-efficient fleet of mid-size product and chemical tankers. Our fleet consists of 12 vessels including eight in operation and four on order with deliveries expected to begin in January 2014, which together we refer to as our Initial Fleet. In addition, we have letters of intent for six vessels with deliveries expected to begin in November 2014 and options for an additional two vessels, and we are currently in discussions for two newbuildings with deliveries expected to begin in November 2015 and intend to acquire two more secondhand vessels, which together we refer to as our Expansion Fleet. Following the completion of this offering, we expect to have approximately $147.3 million of available cash from the net proceeds of this offering, based on an assumed offering price of $16.00 per share, which represents the midpoint of the price range set forth on the cover of this prospectus, together with approximately $235 million which we expect will be available to us under our proposed new credit facility, to fund a portion of the expenditure for the vessels on order in our Initial Fleet and a portion of the amount required to purchase our Expansion Fleet. After giving effect to the purchase of our Expansion Fleet, we will have a total fleet of 24 vessels and we expect that 83% of our fleet will consist of MR product tankers based on cargo capacity.

We commenced business operations in April 2010 with the goal of building an enduring product and chemical tanker company that emphasizes service excellence, innovation, and operational efficiency through our focus on high quality, fuel-efficient vessels. We are led by a team of experienced senior managers who have previously held senior management positions with highly regarded public shipping companies and financial institutions. Our principal offices are located in Cork, Ireland, a location that we believe affords us many advantages, including an EU-approved tonnage tax system, close proximity to London and other European shipping centers and supportive assistance from Irish government agencies such as the Irish Maritime Development Office, or IMDO, and the National Maritime College of Ireland, or NMCI.

We are strategically focused on modern, fuel-efficient mid-size product and chemical tankers. According to Drewry Maritime Research, as of June 2013, mid-size tankers comprise 59% and 39% of the world’s deepsea seaborne transport capacity for products and chemicals, respectively, as measured by deadweight tonnage. There is significant overlap between the clean petroleum product, or CPP, and chemical sectors as 58% of MR product tankers are classed as IMO 3, enabling them to carry selective chemicals and vegetable oils, and many mid-size chemical tankers (such as ours) carry CPP cargoes on a routine basis. We actively pursue opportunities to exploit this overlap in order to enhance earnings, and also seek to engage in more complex CPP trades, such as multi-grade and multi-port loading and discharging operations, where our knowledge of chemical operations is beneficial to our CPP customers.

Our fuel-efficient operations are designed to enhance our investment returns and provide value-added service to our customers. We believe we are on the forefront of fuel efficiency and emissions reduction trends and are well-positioned to capitalize on these developments by engaging in the construction of Eco-design vessels, modifying ships to improve fuel efficiency, and equipping our fleet with engine diagnostic and ship performance management systems to optimize voyage performance. As a result, our modified vessels, or Eco-mod, achieve lower fuel consumption and, in some cases, achieve performance close to that of new Eco-design vessels. All of the newbuildings in our Expansion Fleet will be Eco-design and we intend to make Eco-mod improvements to the secondhand vessels in our Expansion Fleet. Our acquisition strategy is to build our fleet with Eco-design newbuildings and modern secondhand vessels that can be upgraded to Eco-mod.

We have no related-party transactions concerning our vessel operations. Our wholly-owned subsidiary Ardmore Shipping Limited, or ASL, carries out our management functions. ASL currently has a staff of 11 employees based in Cork, Ireland and provides corporate and accounting services and commercial management. Technical management of our vessels is performed by a combination of ASL and our third-party technical managers. ASL’s operations team is directly responsible for insurance and for overseeing significant operational functions of our third-party technical managers. ASL’s operations team also supervises the construction of our newbuildings in close coordination with our third-party on-site supervision team. We have a resolute focus on both high-quality service and efficient operations, and we believe that our corporate overhead and operating expenses are among the lowest of our peers.

We are commercially independent as we have no blanket employment arrangements with third-party or related-party commercial managers. We market our services directly to a broad range of customers, including oil majors, national oil companies, oil and chemical traders, chemical companies, and a range of pooling service providers. We monitor the market for our vessels and may change our chartering strategy to take advantage of changing market conditions.

We believe that the market for mid-size product and chemical tankers is in the early stages of a recovery from cyclical lows, resulting from strong underlying demand growth driven by both cyclical and secular trends, as well as a reduction in the supply overhang due to reduced ordering activity and an extended period of fleet growth at a rate below that of demand growth. The Company was formed at a historically low point in the shipping cycle which our management believes represented an opportunity to build our fleet and business with a low cost asset base. Shipping is a capital and operationally intensive business and the challenges in the global economy and shipping market continued throughout 2011 and 2012. While this has afforded an extended opportunity to acquire additional vessels, we have incurred accumulated losses of $8.7 million in the periods ended December 31, 2010 through to December 31, 2012 as a result of company set-up costs, challenging shipping markets and ongoing investments in our fleet. We believe that we are well-positioned to benefit from the market recovery with a modern, fuel-efficient fleet, access to capital for growth, a diverse and high quality customer base, an emphasis on service excellence in an increasingly demanding regulatory environment, and a relative cost advantage in assets, operations and corporate overhead.

Our Initial Fleet

Our Initial Fleet consists of 12 vessels, comprised of five MR product tankers (two Eco-design and three Eco-mod) and three Eco-mod chemical tankers in operation, plus four Eco-design MR product tanker newbuildings with deliveries expected to begin starting in January 2014. Please see “Glossary of Shipping Terms” on page 139 of this prospectus for definitions of terms used below. The average age of our Initial Fleet in operation is five years, and the average age of our fleet following delivery of the vessels on order in our Initial Fleet and vessels in our Expansion Fleet in December 2015 will be less than four years.

Vessel name	Type	Dwt	IMO	Delivery	Built	Flag	Charter Rate in	Charter	Eco Specification
							($)/day(1)	Expires
IN OPERATION
Ardmore Seavaliant(2)	Product	49,999	3	Feb-13	Korea	MI	15,378	Feb-14	Eco-Design
Ardmore Seaventure(3)	Product	49,999	3	Jun-13	Korea	MI	15,873	Jun-14	Eco-Design
Ardmore Seamaster(4)	Product	45,840	—	Sep-04	Japan	MI	14,224	Oct-13	Eco-Mod
Ardmore Seafarer(5)	Product	45,744	—	Aug-04	Japan	MI	13,783	Jul-14	Eco-Mod
Ardmore Seatrader(6)	Product	47,141	—	Dec-02	Japan	MI	13,549	Dec-13	Eco-Mod
Ardmore Centurion(7)	Chemical	29,006	2	Nov-05	Korea	MI	11,331	Jul-13	Eco-Mod
Ardmore Calypso(8)	Chemical	17,589	2	Jan-10	Korea	MI	Pool	Indefinite	Eco-Mod
Ardmore Capella(9)	Chemical	17,567	2	Jan-10	Korea	MI	Pool	Indefinite	Eco-Mod
ON ORDER
SPP Hull S-5118(10)	Product	49,999	3	Jan-14	Korea	MI	15,600	Jan-15	Eco-Design
SPP Hull S-5119(10)	Product	49,999	3	Jan-14	Korea	MI	15,600	Jan-15	Eco-Design
SPP Hull TBA #1(11)	Product	50,300	3	Feb-15	Korea	MI	TBD	TBD	Eco-Design
SPP Hull TBA #2(11)	Product	50,300	3	Apr-15	Korea	MI	TBD	TBD	Eco-Design
Total Vessels	12	503,483

(1)	This table shows gross charter rates, averaged over the duration, as applicable, plus CVE income (see Glossary of Shipping Terms for definitions) and does not include commissions payable by us at a rate of 1.25% to 2.5%, where applicable.
(2)	On charter for one year at a rate of $17,000 per day for the first 60 days plus $15,000 per day thereafter, expiring in February 2014. CVE income is $1,500 per month.
(3)	On charter for one year at a rate of $19,500 per day for the first 60 days plus $15,100 per day thereafter, expiring in June 2014. CVE income is $1,500 per month.
(4)	On charter for three years at a rate of $14,175 per day, expiring October 2013. CVE income is $1,500 per month.
(5)	On charter for one year at a rate of $13,750 per day, expiring July 2014. CVE income is $1,000 per month.
(6)	On charter for ten months at a rate of $13,500 per day, expiring in December 2013 with an option to extend for a further eight months at a rate of $14,250 per day. CVE income is $1,500 per month.
(7)	On charter for six months at a rate of $11,282 per day, expiring in July 2013 excluding a commission at a rate of 2.5%. CVE income is $1,500 per month. The charter includes a profit share agreement based on the vessel’s performance in a third party pool. Upon expiration of the charter it is expected the vessel will be employed under a third party spot chartering arrangement.
(8)	Employed in a third party commercial pool for chemical tankers.
(9)	Employed in a third party commercial pool for chemical tankers.
(10)	SPP Shipbuilding Hull S-5118 / S-5119 are due to deliver from SPP shipyard in January 2014. These vessels will be employed on a charter for one year at a rate of $15,600 per day with an option to extend for a second and third year at a rate to be agreed.
(11)	SPP Hull TBA #1 and SPP Hull TBA #2 are expected to begin delivering in February 2015 where it is expected they will be employed in a third party commercial pool for product tankers.

Our chartering policy is to maintain a broad range of operating and potential time charter customers and pooling alternatives in order to maximize commercial flexibility and to provide a risk management tool depending on prevailing market conditions and outlook. In particular, we seek customers who place value on our proactive approach to fuel efficiency.

The proceeds of this offering together with our proposed new credit facility will be used to finance any unfunded expenditure for vessels on order in the Initial Fleet and the remainder to finance the acquisition of vessels in the Expansion Fleet. Of the vessels on order in the Initial Fleet, Hull S-5118 and Hull S-5119 have bank financing in place with DVB Bank. We expect that the Expansion Fleet plus unfunded vessels on order in the Initial Fleet, will be funded by the new credit facility and proceeds of this offering plus cash from operations in the ratio of approximately 58% and 42% respectively.

The Expansion Fleet

Following the completion of this offering, we intend to acquire an additional twelve vessels in line with our strategy, which we refer to as our Expansion Fleet. We have letters of intent for six vessels with deliveries expected to begin in November 2014 and options for an additional two vessels. We are also in discussions for two newbuildings with deliveries expected to begin in November 2015 and intend to acquire two more secondhand vessels. We are currently in detailed negotiations with regard to the vessels in the Expansion Fleet but do not have binding agreements in place. The Expansion Fleet’s vessels are expected to be employed under one year time charters or in the spot market. Ten of the vessels in the Expansion Fleet are expected to be Eco-Design and the two additional MR product tankers are expected to be approximately five years of age each, approximately 46,000 dwt and suitable for upgrading to Eco-Mod.

Vessel Name	Status	Type	Dwt	IMO	Delivery	Built	Flag	Eco Specification
MR NB #1(1)	Option	Product	50,300	3	Jul-15	Korea	MI	Eco-Design
MR NB #2(1)	Option	Product	50,300	3	Sep-15	Korea	MI	Eco-Design
MR NB #3(2)	N/A	Product	50,300	3	Nov-15	Korea	MI	Eco-Design
MR NB #4(2)	N/A	Product	50,300	3	Dec-15	Korea	MI	Eco-Design
MR Secondhand(3)	N/A	Product	46,000	3	TBD	Japan / Korea	TBD	Upgrade – Eco-Mod
MR Secondhand(3)	N/A	Product	46,000	3	TBD	Japan / Korea	TBD	Upgrade – Eco-Mod
Hyundai Mipo Hull TBN(4)	LOI	Product / Chemical	37,000	2	Nov-14	Korea	MI	Eco-Design
Hyundai Mipo Hull TBN(4)	LOI	Product / Chemical	37,000	2	Dec-14	Korea	MI	Eco-Design
Fukuoka Hull TBN(5)	LOI	Chemical	25,000	2	Nov-14	Japan	MI	Eco-Design
Fukuoka Hull TBN(5)	LOI	Chemical	25,000	2	Mar-15	Japan	MI	Eco-Design
Fukuoka Hull TBN(5)	LOI	Chemical	25,000	2	Aug-15	Japan	MI	Eco-Design
Fukuoka Hull TBN(5)	LOI	Chemical	25,000	2	Dec-15	Japan	MI	Eco-Design
Total Vessels		12	467,200

(1)	We have options for two newbuildings with deliveries expected to begin in July 2015 where it is expected they will be employed in a third party commercial pool for product tankers.
(2)	We are in discussions for two newbuildings with deliveries expected to begin in November 2015. It is envisioned these ships will be deployed on a one year time charter or in the spot market.
(3)	We intend to acquire two high quality modern MR product tankers of approximately five years of age each in the secondhand market and each approximately 46,000 dwt, that are suitable for upgrading to Eco-Mod.
(4)	We have letters of intent for two newbuildings at Hyundai Mipo Dockyard Co. Ltd, South Korea, with deliveries expected to begin in November 2014. It is envisioned these ships will be deployed on a one year time charter or in the spot market.
(5)	We have letters of intent for four newbuildings at Fukuoka Shipbuilding Co. Ltd, Japan, with deliveries expected to begin in November 2014. It is envisioned these ships will be deployed on a one year time charter or in the spot market.

Competitive Strengths

We believe that we possess a number of competitive strengths that will enable us to maximize returns and capitalize on growth opportunities in the product and chemical tanker sectors, including:

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Experienced Management Team with an Established Track Record: Our Chief Executive Officer, Anthony Gurnee, has 32 years of experience in the maritime industry and was part of the senior management team that guided Teekay Corporation’s turnaround in the 1990s and laid the foundation for its future growth with a series of public bond issues and its initial public offering. He also served as President of Nedship International (now part of DVB Bank), and in other key management roles, including as CEO of the container and chemical tanker company Industrial Shipping Enterprises and Chief Operating Officer of the chemical tanker operator MT Maritime Management Company. Our Chairman, Reginald Jones, was formerly the global head of transportation investment banking at Goldman Sachs where he led numerous shipping mergers and acquisitions and capital markets transactions, including the initial public offering of Teekay Corporation, the acquisition of tanker company Bona Shipping by Teekay, the sale of SeaLand to AP Moller Maersk, and offerings by OSG, OMI Corp and Knightsbridge Tankers. Our Chief Operating Officer, Mark Cameron, has held a wide range of operational and strategic management positions within Teekay, AP Moller Maersk and Safmarine over a 20 year onshore career. Additionally he served 11 years at sea and achieved the rank of Chief Engineer. Our Chief Financial Officer, Paul Tivnan, was formerly with Ernst & Young, most recently as a Senior Manager in its financial services tax practice specializing in international tax structuring for banking and financial institutions. Our senior management team has 103 cumulative years of experience in maritime and related activities.

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Attractive, Fuel-Efficient Fleet: We have assembled a modern, high quality fleet of Eco-design or Eco-mod Japanese and Korean-built tankers. The continued focus on fuel-efficient Eco-design vessels as seen from the profile of the Expansion Fleet represents a direct extension of this strategy. The average age of our fleet following the completion of this offering and inclusion of vessels on order under letters of intent and options to be exercised, is expected to be less than four years, at the end of December 2015 when all vessels are expected to be delivered.

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Focus on Service Excellence and Innovation: Since inception, we have focused on service excellence through high quality operations and innovation relating to fuel efficiency improvements, including the acquisition of Eco-design newbuildings and performing Eco-mod improvements to acquired secondhand vessels. Central to our approach is accurate speed and consumption measurement and continuous operational improvement. We believe that as a result, we have been able to negotiate favorable time charter rates and benefit directly in spot trading and via pool arrangements. Furthermore, we apply our operational experience and expertise in chemical tanker operations to complex CPP trades to support our customers’ needs.

•

Low Cost Operation: We believe our overhead cost per vessel, and operating expenses per vessel, are among the lowest of our industry peers. We have achieved this by purchasing high quality secondhand vessels, building ships in modern, reputable shipyards, operating from Ireland and remaining focused on two closely related business sectors. We have further achieved low operating expenses per vessel by using our operations management team to closely supervise and augment our third-party technical managers, who themselves enjoy scale benefits with managed fleets of in excess of 150 vessels each.

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Financial Flexibility: We have capitalized the business in a financially conservative manner and as a consequence have been able to raise debt capital to fund growth during a severe shipping downturn which has led to the reorganization or bankruptcy of many leading shipping companies and prevented many other operators from taking advantage of attractive investment opportunities. Our current and prospective lenders have expressed a strong interest in facilitating our fleet growth as seen by the indicative term sheet supplied by our relationship banks.

Business Strategy

Our objective is to consolidate our position as a market leader in modern, fuel-efficient mid-size product and chemical tankers by engaging in well-timed growth and utilizing our operational expertise and quality-focused approach to provide value-added services to our customers. The key elements of our business strategy include:

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Focus on Modern, Mid-Size Product and Chemical Tankers: According to Drewry Maritime Research, the median size of the global fleet for product tankers and chemical tankers is 46,832 dwt and 17,589 dwt, respectively, which is close in size to our Initial Fleet, the average size of which is 48,813 dwt and 21,387 dwt for product tankers and chemical tankers, respectively. As such, we have developed our strategic focus around mainstream sizes that are readily employed and actively traded worldwide in broad and deep markets. Additionally, as a result of the overlap we have identified between the product and chemical sectors, we believe that our strategy will enable us to take advantage of opportunities, both operationally and strategically, while also providing investment diversification.

•

Well-Timed Growth through the Acquisition of Quality Tonnage: We have a diligent and patient approach to developing opportunities and are selective with respect to the quality of ships we seek to acquire. Since we commenced business in 2010 we have only acquired Japanese or Korean-built ships, but may consider others provided they meet the same standard of quality. We believe that our commitment and selectivity has been instrumental in building our reputation for quality and service excellence.

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Optimizing Fuel Efficiency: The shipping industry is experiencing an evolutionary process in fuel efficiency, and we intend to remain at the forefront of these developments. Our Eco-design vessels incorporate many of the latest technological improvements, such as electronically controlled engines, more efficient hull forms matched with energy efficient propellers, and decreased water resistance. Our Eco-mod vessels have improved propulsion efficiency and decreased water resistance. In addition, we are continuing to achieve further improvements through engine diagnostics and operational performance monitoring. We estimate that our Eco-design and Eco-mod MR tanker vessels consume approximately 10 - 20% less fuel than similar standard MR tanker vessels.

•

Commercial Independence, Flexibility and Diversification: We maintain a broad range of existing and potential time charter customers and pooling alternatives to maximize commercial flexibility and to manage cash flow visibility through charter duration and customer diversification. In particular we seek customers who value our proactive approach to fuel efficiency.

•

Low Cost Structure: We have established a solid foundation for growth while cost-effectively managing operating expenses and corporate overhead. We intend to grow our staff as needed and to realize further economies of scale as our fleet expands. At the core of our business philosophy is the belief that well-run companies can achieve high quality and efficiency simultaneously, through hands-on management, effective communication with employees, and constant re-evaluation of budgets and operational performance.

Product and Chemical Tanker Industry Trends

Based on information provided by Drewry Maritime Research, we believe that the following product and chemical tanker industry trends create growth opportunities:

•	The global shipping downturn is entering its sixth year and several sectors, including products and chemicals, are showing signs of a recovery.

•

Newbuilding and secondhand prices remain near historical lows. Extreme economic pressure and lack of financing availability has resulted in financial distress for many companies, forcing sales of vessels and restricting the number of companies able to engage in growth.

•

The outlook for product tankers is positive, with overall demand growth estimated to be 3.9% in 2013 and supply growth (net of scrapping) estimated to be 1.8% for the full year. The orderbook as a percentage of the global fleet for mid-size product tankers has declined to 12.2% from its peak of nearly 59% in 2007. Although the global economy remains weak, demand for product tanker tonnage has been bolstered by secular trends including refinery shut-downs, increasing complexity of trade and regulatory initiatives.

•

The outlook for chemical tankers is also positive with demand growth estimated to be 3.6% and supply growth (net of scrapping) estimated to be 2.0% in 2013. The orderbook as a percentage of the global fleet for mid-size chemical tankers is 4.5%, a historical low. Chemical tanker demand is being driven by continued growth in emerging economies and may benefit significantly in the medium-term by an economic recovery in the OECD and shifting trade patterns caused by low-price chemical feedstock resulting from shale gas developments in North America.

•	Charterers’ concerns about environmental and safety standards have shifted their preference towards fuel-efficient modern tankers operated by reputable and financially sound shipping companies.

Corporate Structure

Ardmore Shipping Corporation commenced business operations through our predecessor company, Ardmore Shipping LLC, on April 15, 2010. We were incorporated under the laws of the Republic of the Marshall Islands on May 14, 2013. Currently our parent company, GA Holdings LLC, owns all of our outstanding common stock and all of the outstanding equity interests of Ardmore Shipping LLC. Ardmore Shipholding Limited is a 100% wholly owned subsidiary of Ardmore Shipping LLC and owns all of the outstanding equity interests in the owners of the vessels in our Initial Fleet and will own all of the outstanding equity interests in the owners of the vessels in our Expansion Fleet upon their expected delivery. Pursuant to an exchange agreement between us and our parent company, the purpose of which is to exchange an existing limited liability company with a “C” corporation, at or prior to the closing of this offering, we will acquire all of the issued and outstanding equity interests of Ardmore Shipping LLC in exchange for 8,049,500 shares of our common stock.

We currently maintain our principal executive offices at City Gate Building 1000, Mahon, Cork, Ireland. Our telephone at this address is (+353) 21 240-9500. Upon execution of the exchange agreement described above, we will own our intermediate holding company Ardmore Shipholding Limited, incorporated in Ireland, which in turn indirectly owns each of the vessels in our Initial Fleet. We expect to own each of the vessels in the Expansion Fleet and any additional vessels which we may acquire in the future through separate wholly-owned Marshall Islands subsidiaries of Ardmore Shipholding Limited. We manage our business internally through our wholly-owned management company, ASL, which is incorporated in Ireland and is a direct subsidiary of Ardmore Shipholding Limited.

Dividend Policy

While we cannot assure you that we will continue to do so, and subject to the limitations discussed below, we currently intend to pay our stockholders quarterly dividends of $0.10 per share, or $0.40 per share per year. We expect to pay an initial dividend following completion of this offering of $0.066 per share commencing in November 2013.

Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors. We cannot assure you that we will be able to pay regular quarterly dividends in the amounts stated above or elsewhere in this prospectus, and our ability to pay dividends will be subject to the restrictions in our credit facilities and the provisions of the laws of the Republic of the Marshall Islands (the “Marshall Islands”) as well as the other limitations set forth in the sections of this prospectus entitled “Dividend Policy” and “Risk Factors.”

Credit Facilities

All of the delivered vessels in our Initial Fleet plus two of the Eco-design newbuildings to be delivered in January 2014 (Hull S-5118 and Hull S-5119) have senior debt facilities in place, none of which expire before 2018. Of the three debt facilities, two are with ABN AMRO Bank N.V. based in the Netherlands, and one is with DVB Bank SE based in Germany, or the DVB Facility. The company also has a capital lease financing facility for two of the vessels with ICON Investments based in New York, USA.

The DVB Facility is in the amount of $81.9 million and bears interest at a rate 3.75% above LIBOR. We entered into the DVB Facility to finance the Ardmore Seafarer, Ardmore Seamaster and Ardmore Centurion and two of our newbuildings. The amount drawn down under this facility as of March 31, 2013 was $36.9 million. The remainder of the facility is to be drawn in line with delivery of our newbuildings.

The first ABN AMRO facility is in the amount of $40.5 million and bears interest at a rate 3.25% above LIBOR. We entered into this facility to finance the acquisition of the Ardmore Seatrader, the Ardmore Calypso and the Ardmore Capella. As of March 31, 2013, $32.0 million of this facility was drawn down. The remaining $8.5 million was not drawn down and is no longer available for borrowing. The second ABN AMRO facility is in the amount of $48.9 million and bears interest at a rate 3.20% above LIBOR. We entered into this facility to finance the acquisition of the Ardmore Seavaliant and the Ardmore Seaventure. The amount drawn down under this facility as of March 31, 2013 was $28.1 million. The remaining $20.7 million under this facility was drawn down in June 2013 to coincide with the delivery of the Ardmore Seaventure.

In addition, two of our subsidiaries are financed under separate capital lease arrangements with affiliates of ICON Investments, or the ICON Capital Leases 1 and 2.The total amount of ICON Capital Leases 1 and 2 is $31.5 million. We also have a $50 million revolving credit facility in place with Bank of Montreal, Ireland plc, or the BMO Facility, which is used for temporary financing of vessel acquisitions, instalments for vessels under construction and for temporary working capital needs. We intend to repay any amount drawn on this facility in full with the proceeds of this offering. This facility will be cancelled upon completion of this offering and repayment of any amount drawn.

We have received non-binding indicative terms from our relationship banks for a proposed new credit facility that would, if realized, provide us initially with up to $235 million to be applied towards the unfunded expenditure on the vessels on order in our Initial Fleet and the remaining amount required to purchase our Expansion Fleet that we intend to acquire, subject to the completion of this offering. For a full description of our credit facilities see “Business—Our Credit Facilities.”

Risk Factors

We face a number of risks associated with our business and industry and must overcome a variety of challenges to utilize our strengths and implement our business strategy. These risks include, among others, the highly cyclical tanker industry; partial dependence on spot charters; fluctuating charter values; changing economic, political and governmental conditions affecting our industry and business; material changes in applicable laws and regulations; full performance by counterparties, particularly charterers; acquisitions and dispositions; increased operating expenses; increased capital expenditures; taxes; maintaining customer relationships; maintaining sufficient liquidity; financing availability and terms; and management turnover.

This is not a comprehensive list of risks to which we are subject, and you should carefully consider all the information in this prospectus prior to investing in our common shares. In particular, we urge you to carefully consider the risk factors set forth in the section of this prospectus entitled “Risk Factors” beginning on page 13.

The Offering

Common shares outstanding(1)	8,050,000 common shares

Common shares to be offered	10,000,000 common shares

Over-allotment	We have granted the underwriters a 30-day option to purchase, from time to time, up to an additional 1,500,000 of our common shares to cover over-allotments, if any.

Common shares to be outstanding immediately after this offering

—assuming no exercise of over-allotment:	18,050,000 common shares

—assuming full exercise of over-allotment:	19,550,000 common shares

Use of proceeds	We estimate that the net proceeds to us from the sale of 10,000,000 common shares in this offering will be approximately $147.3 million after deducting underwriting discounts and commissions and estimated expenses payable by us. This estimate is based on an assumed initial public offering price of $16.00 per share, which represents the midpoint of the price range set forth on the cover of this prospectus. We currently intend to use the net proceeds of this offering as follows: (i) approximately $30.0 million to fund a portion of the expenditure for the vessels on order in our Initial Fleet; (ii) approximately $100.0 million to fund a portion of the aggregate purchase price of our Expansion Fleet that we intend to acquire, subject to the completion of this offering; (iii) approximately $8.5 million to pay any amount drawn on the BMO Facility; (iv) approximately $1.2 million to pay an initial dividend; and (v) approximately $7.6 million for general corporate purposes. See the section of this prospectus entitled “Use of Proceeds.”

Listing	We will apply to list our common stock on the New York Stock Exchange under the symbol “ASC.”

(1)

Upon giving effect to the exchange agreement described in “Prospectus Summary—Corporate Structure.” Prior to the execution of the exchange agreement described therein, GA Holdings, our sole shareholder, owns all 500 of our common shares.

Summary Financial Data

The following table sets forth our summary consolidated financial data and other operating data. The summary financial data in the table as of and for the years ended December 31, 2012 and 2011 are derived from our audited consolidated financial statements, included elsewhere in this prospectus, which have been prepared in accordance with U.S. GAAP. The summary financial data for the three months ended March 31, 2013 and 2012 are derived from our unaudited consolidated financial statements, which have been prepared in accordance with U.S. GAAP and are included elsewhere in this prospectus. The selected consolidated financial data set forth below as of and for the period ended December 31, 2010 have been derived from our audited consolidated financial statements, which are not included in this prospectus. The data set forth below should be read in conjunction with the audited consolidated financial statements, the unaudited condensed consolidated financial statements, related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this prospectus. Results for the three months ended March 31, 2013 are not necessarily indicative of results that may be expected for the entire year.

	For the Years Ended December 31, 2012, 2011 and Period Ended December 31, 2010			For the Three Months Ended March 31,
INCOME STATEMENT DATA	2012	2011	2010	2013	2012
Revenue	$25,172,654	22,375,414	3,459,153	$7,275,085	6,778,739
Operating expenses
Commissions and voyage related costs	789,149	468,067	94,439	175,736	162,891
Vessel operating expenses	14,598,071	12,186,825	2,079,857	3,876,809	3,670,546
Charterhire costs	1,699,943	1,663,380	—	—	909,389
Depreciation	6,195,416	5,343,091	959,903	1,704,017	1,551,056
Amortization of deferred drydock expenditure	441,491	—	—	348,896	—
General and administrative expenses	2,975,139	2,599,031	851,660	662,016	721,205

Total operating expenses	26,699,209	22,260,394	3,985,859	6,767,474	7,015,087
(Loss) / profit from operations	(1,526,555)	115,020	(526,706)	507,611	(236,348)

Interest expense and finance costs	(2,966,014)	(3,080,472)	(647,441)	(542,536)	(996,413)
Interest income	4,713	3,608	2,723	881	828
Loss before taxes	(4,487,856)	(2,961,844)	(1,171,424)	(34,044)	(1,231,933)

Income tax	(51,237)	(13,426)	3,424	(6,648)	(7,772)

Net loss	$(4,539,093)	(2,975,270)	(1,168,000)	$(40,692)	(1,239,705)

Loss per share, basic and diluted	(45,390.93)			(406.92)
Weighted average number of shares, basic and diluted	100			100
Pro forma loss per share, basic and diluted (1)	(0.56)			(0.005)
Pro forma weighted average number of shares, basic and diluted (1)	8,050,000			8,050,000
Adjusted pro forma loss per share, basic and diluted (2)	(0.51)			(0.005)
Adjusted pro forma weighted average number of shares, basic and diluted (2)	8,656,458			8,656,458

(1)	Pro forma loss per share reflects the effect of the reorganization and issuance of shares to GA Holdings LLC.

(2)	Adjusted pro forma loss per share reflects (i) the effects of the reorganization and issuance of shares to GA Holdings LLC and (ii) the use of proceeds from the offering for the proposed payment of an initial dividend of $1.2 million and the repayment of the outstanding balance of the short-term revolving credit facility as at the date of this offering. The amount outstanding under the short-term revolving credit facility has been assumed to be $8.5 million, which reflects the balance outstanding at March 31, 2013.

	At the Years Ended December 31, 2012, 2011 and Period Ended December 31, 2010			At the Period Ended March 31,
BALANCE SHEET DATA	2012	2011	2010	2013	2012
Cash and cash equivalents	$15,334,123	5,460,304	5,203,790	$6,574,965	4,486,011
Net vessels	157,008,968	145,760,106	94,288,390	198,143,558	148,257,414
Total assets	179,960,468	160,631,102	104,051,350	214,398,506	162,771,911
Short-term revolving credit facility	—	30,265,000	14,770,000	8,500,000	34,965,000
Senior debt	67,100,000	65,600,000	38,000,000	92,185,000	64,150,000
Paid in capital	117,073,352	65,747,599	50,790,925	117,073,352	65,747,599
Accumulated deficit	$(8,682,363)	(4,143,270)	(1,168,000)	$(8,723,055)	(5,382,975)

	For the Years Ended December 31, 2012, 2011 and Period Ended December 31, 2010			For the Three Months Ended March 31,
CASHFLOW DATA	2012	2011	2010	2013	2012
Net cash provided by operating activities	$3,985,253	397,273	(2,259,892)	$1,332,505	(183,200)
Net cash used in investing activities	(14,941,514)	(56,920,554)	(95,260,596)	(42,999,000)	(3,927,262)
Net cash provided by financing activities	$20,830,080	56,779,795	102,724,278	$32,907,337	3,136,169

	For the Years Ended December 31, 2012, 2011 and Period Ended December 31, 2010			For the Three Months Ended March 31,
TIME CHARTER EQUIVALENT DATA	2012	2011	2010	2013	2012
MR Tankers “Eco-design”(1)	$—	—	—	$17,049	—
MR Tankers “Eco-Mod”(1)	13,294	13,097	12,800	13,507	13,134
Chemical Tankers “Eco-Mod”(1)	$9,108	8,878	10,459	$12,021	8,819

(1)	Time Charter Equivalent (“TCE”) daily rate is the gross charter rate or gross pool rate, as appropriate, per revenue day plus CVE.

FLEET OPERATING DATA	For the Years Ended December 31, 2012, 2011 and Period Ended December 31, 2010			For the Three Months Ended March 31,
	2012	2011	2010	2013	2012
FLEET TCE
Fleet weighted average(1)	$10,911	11,100	12,597	$13,004	10,503
Profit / (loss) on TC-Invest(2)	(185)	(47)	(361)	(125)	(176)
Commissions and related costs	(337)	(234)	(334)	(311)	(252)
Third party share of profit / (loss) on chartered-in vessels(3)	(205)	(254)	—	13	(351)

Net TCE	$10,184	10,565	11,902	$12,581	9,724

OPERATING EXPENDITURE
Vessel operating costs per day (4)	$6,447	6,484	7,298	$6,502	6,567
Expenditures for drydock (5)	2,959,280	—	—	193,996	160,300
Overhead per vessel(6)	$371,892
HIRE
On-hire utilization(7)	99.1%	99.8%	99.2%	98.9%	98.9%

(1)	Fleet weighted average is total gross revenue for the fleet, before any profits arising or losses incurred on TC invest and share of profit arising or losses incurred on chartered-in vessels, divided by the number of revenue days.
(2)	Profit / (loss) on TC-Invest relate to two separate agreements entered into by the company with two third party charterers which were supplemental to the charters of the Ardmore Seafarer and the Ardmore Seatrader, respectively, to participate in the profits or losses arising from each vessel’s employment in an MR pool managed by affiliates of the charterers, in exchange for an up-front investment to be used for working capital for the pool. The TC Invest arrangements were for the period of each time charter. The time charter for the Ardmore Seafarer expired on July 10, 2012, and the time charter for the Ardmore Seatrader expired on February 12, 2013.
(3)	Third-party share of profit / (loss) on chartered-in vessels relates to an agreement whereby the profit / (loss) arising from chartering-in and employing the Hellespont Crusader and the Hellespont Commander in a chemical tanker pool was shared 75% / 25% between us and a third party charterer, respectively.
(4)	Vessel operating costs per day are routine operating expenses and comprise, crewing, repairs and maintenance, insurance, stores, lube oils, communication costs and technical management fees. They do not include additional costs related to upgrading or enhancement of the vessels that are not capitalized.
(5)	Drydock costs, which include costs for in-water surveys, comprise direct costs that are incurred as part of the drydocking to meet regulatory requirements, expenditures that add economic life to the vessel, and expenditures that increase the vessel’s earnings capacity or improve the vessel’s operating efficiency.
(6)	Overhead per vessel is based on an operating fleet of eight ships in operation for a full year.
(7)	On-hire utilization is based on revenue days divided by net operating days (i.e. operating days less drydock days).

RISK FACTORS

Some of the following risks relate principally to the tanker industry and our business in general. Other risks relate principally to the securities market and ownership of our common stock. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available for dividends or the trading price of our common stock.

RISKS RELATED TO OUR INDUSTRY

The tanker industry is cyclical and volatile in terms of charter rates and profitability, which may affect our earnings and available cash flow.

The tanker industry is both cyclical and volatile in terms of charter rates and profitability. The recent prolonged downturn in the tanker industry may continue and adversely affect our ability to recharter our vessels or to sell them on the expiration or termination of their charters. Moreover, the rates payable in respect of our vessels currently operating in a commercial pool, or any renewal or replacement charters that we enter into may not be sufficient to allow us to operate our vessels profitably. Fluctuations in charter rates and tanker values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil, oil products and chemicals. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for tanker capacity include:

•	supply of and demand for oil, oil products and chemicals;

•	regional availability of refining capacity;

•	global and regional economic and political conditions;

•	the distance oil, oil products and chemicals are to be moved by sea;

•	changes in seaborne and other transportation patterns;

•	environmental and other legal and regulatory developments;

•	currency exchange rates;

•	weather;

•	competition from alternative sources of energy; and

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars.

The factors that influence the supply of tanker capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	conversion of tankers to other uses;

•	the price of steel and other raw materials;

•	the number of vessels that are out of service; and

•	environmental concerns and regulations.

Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The recent global economic downturn may further reduce demand for transportation of oil products and chemicals over longer distances. As of July 2013, six of our eight delivered vessels operate on time charters, while the remaining two vessels operate in a commercial pool, which is spot-market oriented. We may seek to employ one or more of our vessels directly in the spot market upon redelivery from the current time charterers. If time charter or spot charter rates decline, we may be unable to achieve a level of charterhire sufficient for us to operate our vessels profitably.

We are partially dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings.

As of July 2013, we operate a fleet of eight vessels. Of those, two are employed in a spot market-oriented commercial pool. The earnings of these vessels is based on the spot market charter rates of the pool. We may seek to employ one of our vessels directly in the spot market upon redelivery from the current charterers. We intend to place two of the vessels under construction in a third party commercial pool for product tankers upon delivery to us, which is expected in February and April 2015, further exposing us to fluctuations in spot market charter rates.

We may employ additional vessels that we may acquire in the future in the spot charter market. Where we plan to employ a vessel in the spot charter market, we intend to generally place such vessel in a commercial pool that pertains to that vessel’s size class or alternatively, we may engage a third-party chartering manager to arrange spot chartering of our vessels on our behalf (“third-party spot chartering arrangement”). Although spot chartering is common in the tanker industry, the spot charter market may fluctuate significantly based upon tanker and oil product/chemical supply and demand. The successful operation of our vessels in the competitive spot charter market, including within commercial pools, depends upon, among other things, spot charter rates and minimizing, to the extent possible, time spent waiting for charters and time spent travelling unladen to pick up cargo. The spot market is very volatile; there have been periods when spot rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage that may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

Our ability to renew the charters on our vessels on the expiration or termination of our current charters, or enter into charters on vessels that we may acquire in the future, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of oil and chemical products.

Declines in charter rates and other market deterioration could cause us to incur impairment charges.

We evaluate the carrying amounts of our vessels to determine if events have occurred that would require an impairment of their carrying amounts. The recoverable amount of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. The review for potential impairment indicators and projection of future cash flows related to the vessels is complex and requires us to make various estimates including future charter rates, operating expenses and drydock costs. All of these items have been historically volatile.

An impairment charge is recognized if the carrying value is in excess of the estimated future undiscounted net operating cash flows. The impairment loss is measured based on the excess of the carrying amount over the fair market value of the asset.

An over-supply of tanker capacity may lead to reductions in charter rates, vessel values, and profitability.

The market supply of tankers is affected by a number of factors such as demand for energy resources, oil, petroleum and chemical products, as well as strong overall global economic growth. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. In addition, the newbuilding orderbook which extends to 2016 equalled approximately 10.4% of the existing world tanker fleet and the orderbook may increase further in proportion to the existing fleet. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly, charter rates and vessel values could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations and available cash.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden. Although the frequency of sea piracy worldwide decreased during 2012, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with tankers particularly vulnerable to such attacks. If piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones by insurers or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention or hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows and financial condition and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

The current state of the global financial markets and current economic conditions may adversely impact our ability to obtain additional financing on acceptable terms and otherwise negatively impact our business.

Global financial markets and economic conditions have been, and continue to be, volatile. In recent years, operating businesses in the global economy have faced tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions, and declining markets. There has been a general decline in the willingness of banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. Since 2008, lending by financial institutions worldwide remains at very low levels compared to the period preceding 2008. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, additional financing may not be available if needed by us and to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to expand or meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

If economic conditions throughout the world do not improve, it could impede our operations.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy continues to face a number of new challenges, including uncertainty related to the continuing discussions in the United States regarding the U.S. federal debt ceiling, mandatory reductions in federal spending, along with widespread skepticism about the implementation of any resulting agreements, continuing turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries and continuing economic weakness in the European Union. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and for our services. Such changes could adversely affect our results of operations and cash flows.

The economies of the United States, the European Union and other parts of the world continue to experience relatively slow growth or remain in recession and exhibit weak economic trends. The credit markets in the United

States and Europe have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government and state governments and European authorities continue to implement a broad variety of governmental action and/or new regulation of the financial markets. Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. We cannot predict how long the current market conditions will last. However, these continuing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations and may cause the price of our common stock to decline.

Changes in fuel, or bunkers, prices may adversely affect profits.

Fuel, or bunkers, is a significant expense in shipping operations for our vessels employed on the spot market and can have a significant impact on pool earnings. With respect to our vessels employed on time charter, the charterer is generally responsible for the cost and supply of fuel, however such cost may affect the charter rates we are able to negotiate for our vessels. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

We are subject to complex laws and regulations, including environmental laws and regulations, which can adversely affect our business, results of operations, cash flows and financial condition, and our available cash.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, requirements of the U.S Coast Guard and the U.S. Environmental Protection Agency, or EPA, the International Maritime Organization, or IMO, International Convention on Civil Liability for Oil Pollution Damage of 1969 (as from time to time amended and generally referred to as CLC), the IMO International Convention on Civil Liability for Bunker Oil Pollution Damages, the IMO International Convention for the Prevention of Pollution from Ships of 1973 (as from time to time amended and generally referred to as MARPOL), including designation of Emission Control Areas thereunder, the IMO International Convention for the Safety of Life at Sea of 1974 (as from time to time amended and generally referred to as SOLAS), the IMO International Convention on Load Lines of 1966 (as from time to time amended), the U.S. Maritime Transportation Security Act of 2002 and the International Labour Organization (ILO) Maritime Labour Convention (MLC). Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast and bilge waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes or changes to existing laws that may affect our operations or require us to incur additional expenses to comply with such regulatory initiatives, statutes or laws.

These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.

Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil in U.S. waters, including the 200-nautical mile exclusive economic zone around the United States. An oil spill could also result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages, and could harm our reputation with current or potential charterers of our tankers. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and available cash.

If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the IMO’s International Safety Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of safety and environmental protection policies setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability or our existing insurance coverage may be invalidated or decreased for our affected vessels. Such failure may also result in a denial of access to, or detention in, certain ports.

The market values of our vessels may decrease, which could cause us to breach covenants in our credit facilities and adversely affect our operating results.

The market values of tankers have generally experienced high volatility. The market prices for tankers declined significantly from historically high levels reached in early 2008 and remain at relatively low levels. You should expect the market value of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charterhire rates, competition from other shipping companies and other modes of transportation, types, sizes and ages of vessels, applicable governmental regulations and the cost of newbuildings. If the market value of our fleet declines, we may not be able to obtain other financing or incur debt on terms that are acceptable to us or at all. A decrease in these values could also cause us to breach certain covenants that are contained in our credit facilities and in future financing agreements that we may enter into from time to time. If the recoverable amounts of our vessels further decline and we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on vessels in our fleet. If we sell any vessel at any time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel’s carrying amount on our financial statements, resulting in a loss and a reduction in earnings. Please see the section of this prospectus entitled “The International Products and Chemical Tanker Industry” for information concerning historical prices of tankers.

If our vessels suffer damage due to the inherent operational risks of the shipping industry, we may experience unexpected drydocking costs and delays or total loss of our vessels, which may adversely affect our business and financial condition.

The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions, collisions, human error, war, terrorism, piracy, cargo loss, latent defects, acts of God and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, market disruptions, delay or rerouting. In addition, the operation of tankers has unique operational risks associated with the transportation of oil and chemical products. An oil or chemical spill may cause significant environmental damage, and the associated costs could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil or chemicals transported in tankers.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel or be towed to more distant drydocking facilities may adversely affect our business and financial condition. Further, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs, or loss which could negatively impact our business, financial condition, results of operations and available cash.

We operate our vessels worldwide and as a result, our vessels are exposed to international risks which may reduce revenue or increase expenses.

The international shipping industry is an inherently risky business involving global operations. Our vessels are at risk of damage or loss because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions, collisions, human error, war, terrorism, piracy, cargo loss, latent defects, acts of God and other circumstances or events. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These sorts of events could interfere with shipping routes and result in market disruptions which may reduce our revenue or increase our expenses.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and transshipment points. Inspection procedures can result in the seizure of the cargo and/or our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

Political instability, terrorist or other attacks, war or international hostilities can affect the tanker industry, which may adversely affect our business.

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and available cash may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Continuing conflicts and recent developments in the Middle East and North Africa, including Libya, and the presence of the United States and other armed forces in those regions may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further world economic instability and uncertainty in global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally.

Future terrorist attacks could result in increased volatility of the financial markets and negatively impact the U.S. and global economy. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

In the past, political instability has also resulted in attacks on vessels, such as the attack on the M/T Limburg in October 2002, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our business, financial condition, results of operations and available cash.

If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. government, our reputation and the market for our common stock could be adversely affected.

Although no vessels owned or operated by us have called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, such as Cuba, Iran, Sudan, and Syria, in the future, our vessels may call on ports in these countries from time to time on charterers’ instructions in violation of contractual provisions that prohibit them from doing so. Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or “CISADA”, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions on companies, such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products.

In 2012, President Obama signed Executive Order 13608, which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person’s vessels from U.S. ports for up to two years.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as engaging in operations under an otherwise lawful contract or transaction with a third party which separately and subsequently becomes involved in sanctionable conduct. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

We expect that our vessels will call in ports where smugglers may attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Maritime claimants could arrest our vessels, which would have a negative effect on our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting or attaching a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our business or require us to pay large sums of money to have the arrest lifted, which would have a negative effect on our cash flows.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships.

Governments could requisition our vessels during a period of war or emergency, which may negatively impact our business, financial condition, results of operations and available cash.

A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels may negatively impact our business, financial condition, results of operations and available cash.

Technological innovation could reduce our charterhire income and the value of our vessels.

The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new tankers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels once their initial charters expire and the resale value of our vessels could significantly decrease. As a result, our available cash could be adversely affected.

If labor or other interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

We, indirectly through our technical managers, employ masters, officers and crews to man our vessels. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest or any other interruption arising from incidents of whistleblowing whether proven or not, could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

RISKS RELATED TO OUR BUSINESS

We have a limited history of operations on which investors may assess our performance.

We commenced business operations in April 2010. We have a limited performance record and operating history, and, therefore, limited historical financial information upon which you can evaluate our operating performance, ability to implement and achieve our business strategy or ability to pay dividends in the future. We cannot assure you that we will be successful in implementing our business strategy. Our Initial Fleet is composed of only eight vessels in operation with a relatively short operating history.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to “emerging growth companies” will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Securities Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to take advantage of the benefits of this extended transition period and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. This election is irrevocable.

In addition, because of our emerging growth company status, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies. We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if, among other things, we have more than $1.0 billion in “total annual gross revenues” during the most recently completed fiscal year.

Because the Public Company Accounting Oversight Board is not currently permitted to inspect our independent accounting firm, you may not benefit from such inspections.

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board, or PCAOB, inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. Certain European Union countries, including Ireland, do not currently permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they are part of major international firms. Accordingly, unlike for most U.S. public companies, the PCAOB is prevented from evaluating our auditor’s performance of audits and its quality control procedures, and, unlike shareholders of most U.S. public companies, we and our shareholders are deprived of the possible benefits of such inspections.

If we do not identify suitable vessels for acquisition or successfully integrate any acquired vessels, we may not be able to grow or effectively manage our growth.

One of our principal strategies is to continue to grow by expanding our operations and adding to our fleet. Our future growth will depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

•	identify suitable tankers and/or shipping companies for acquisitions at attractive prices;

•	identify businesses engaged in managing, operating or owning tankers for acquisitions or joint ventures;

•	integrate any acquired tankers or businesses successfully with our existing operations;

•	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet;

•	identify additional new markets;

•	improve our operating, financial and accounting systems and controls; and

•	obtain required financing for our existing and new vessels and operations.

Our failure to effectively identify, purchase, develop and integrate any tankers or businesses could adversely affect our business, financial condition and results of operations. The number of employees that perform services for us and our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet, and we may not be able to effectively hire more employees or adequately improve those systems. Finally, acquisitions may require additional equity issuances or debt issuances (with amortization payments). If we are unable to execute the points noted above, our financial condition may be adversely affected.

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired vessels and operations into existing infrastructures. The expansion of our fleet may impose significant additional responsibilities on our management and staff, and the management and staff of our technical managers, and may necessitate that we, and they, increase the number of personnel to support such expansion. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with such growth plans.

Delays in deliveries of the vessels on order in our Initial Fleet, Expansion Fleet or additional vessels, our decision to cancel an order for purchase of a vessel or our inability to otherwise complete the acquisitions of additional vessels for our fleet, could harm our operating results.

We expect to purchase additional vessels from time to time, including our Expansion Fleet which consists of ten newbuildings and two secondhand vessels. The delivery of these vessels, plus vessels in our Initial Fleet which are currently under construction, could be delayed, not completed or cancelled, which would delay or eliminate our expected receipt of revenues from the employment of these vessels. The seller could fail to deliver these vessels to us as agreed, or we could cancel a purchase contract because the seller has not met its obligations.

If the delivery of any vessel is materially delayed or cancelled, especially if we have committed the vessel to a charter under which we become responsible for substantial liquidated damages to the customer as a result of the delay or cancellation, our business, financial condition and results of operations could be adversely affected.

The delivery of the newbuildings could be delayed because of, among other things:

•	work stoppages or other labor disturbances or other events that disrupt the operations of the shipyard building the vessels;

•	quality or other engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	lack of raw materials;

•	bankruptcy or other financial crisis of the shipyard building the vessels;

•	our inability to obtain requisite financing or make timely payments;

•	a backlog of orders at the shipyard building the vessels;

•	hostilities or political or economic disturbances in the countries where the vessels are being built;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	our requests for changes to the original vessel specifications;

•	shortages or delays in the receipt of necessary construction materials, such as steel;

•	our inability to obtain requisite permits or approvals; or

•	a dispute with the shipyard building the vessels.

The delivery of the secondhand vessels we propose to acquire could be delayed because of, among other things, hostilities or political disturbances, non-performance of the purchase agreement with respect to the vessels by the seller, our inability to obtain requisite permits, approvals or financings or damage to or destruction of vessels while being operated by the seller prior to the delivery date.

We will be required to make substantial capital expenditures to expand the number of vessels in our fleet and to maintain all our vessels, which will be dependent on additional financing.

Our business strategy is based in part upon the expansion of our fleet through the purchase of additional vessels. We currently estimate, based upon current and anticipated market conditions, our capital expenditures on the acquisition of vessels in 2013 and 2014 will be between $300 million and $400 million, which assumes that we successfully complete this offering. Please see “Use of Proceeds” for additional information.

In addition, we will incur significant maintenance costs for our current and any newly-acquired vessels. A newbuilding vessel must be drydocked within 5 years of its delivery from a shipyard, and vessels are typically drydocked every 30 to 60 months thereafter depending on the vessel, not including any unexpected repairs. We estimate the cost to drydock a vessel to be between $500,000 and $1,000,000, depending on the size and condition of the vessel and the location of drydocking.

We have received non-binding indicative terms from our relationship banks for a proposed new credit facility that will provide us initially with up to $235 million. There can be no assurance we will be successful in obtaining the proposed new credit facility on acceptable terms or at all. To fund any shortfall for purchasing other vessels or drydocking costs from time to time, we may be required to incur additional borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations will reduce available cash. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control.

If we cannot take delivery of the vessels on order in our Initial Fleet, or complete the purchase of our Expansion Fleet, we may use a portion of the proceeds from this offering for corporate purposes with which you may not agree.

If we cannot take delivery of vessels on order in our Initial Fleet or complete the purchase of the Expansion Fleet that we propose to purchase and for which we currently do not have binding agreements, if the sellers fail to deliver any vessels to us as agreed, or if we cancel a purchase because a seller has not met its obligations, our management will have the discretion to apply the proceeds of this offering that we would have used to purchase those vessels to acquire other vessels. In particular, certain events may arise that could result in us not taking delivery of a vessel, such as a total loss of a vessel, a constructive total loss of a vessel, or substantial damage to a vessel prior to its delivery. We will not escrow the proceeds from the offering and will not return the proceeds to you if we do not take delivery of one or more vessels. It may take a substantial period of time before we can locate and purchase other suitable vessels. During this period, the portion of the proceeds of the offering originally planned for the acquisition of these vessels will be invested on a short-term basis and therefore will not yield returns at rates comparable to those these vessels might have earned.

Our letters of intent to build vessels for our Expansion Fleet may not result in our entry into definitive shipbuilding contracts.

Each letter of intent that we have entered into with a shipyard for the construction of the newbuilding vessels in our Expansion Fleet is intended to serve as a basis for the negotiation and execution of a definitive shipbuilding contract. Our letters of intent are generally not binding agreements and we may not enter into definitive shipbuilding contracts for the construction of those vessels. If we do not enter into definitive shipbuilding contract for those vessels, the effectuation of our growth plans may be adversely affected which could, in turn, result in an adverse effect on our expected business and results of operations.

We will not be able to take advantage of favorable opportunities in the current spot market with respect to vessels employed on medium to long-term time charters.

As of July 2013, we employed six tankers under fixed rate time charter agreements with an average remaining duration of approximately six months. When our existing time charter agreements expire and upon delivery of our vessels under construction or to be ordered, we may enter into new time charter agreements for periods of one year or longer. Vessels committed to medium- and long-term time charters may not be available for spot charters during periods of increasing charterhire rates, when spot charters might be more profitable.

If we purchase and operate secondhand vessels, we will be exposed to increased operating costs which could adversely affect our earnings and, as our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters.

Our current business strategy includes additional growth through the acquisition of new and secondhand vessels. While we typically inspect secondhand vessels prior to purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties from the builders of the secondhand vessels that we acquire.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel-efficient than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

An increase in operating or voyage costs would decrease earnings and available cash.

Under the charter agreements for six of our vessels, the charterer is responsible for voyage costs and we are responsible for the vessel operating costs. Under the commercial pool agreement for two of our vessels, the pool is responsible for the voyage expenses and we are responsible for vessel operating costs. We may seek to employ one or more of our vessels directly in the spot market upon redelivery from the current charterers by entering into a third-party spot chartering arrangement. Under a third-party spot chartering arrangement, our third-party chartering manager will contract voyages for the vessel in the spot market and we will be responsible for all cost associated with operating the vessel including operating expenses, voyage costs, bunkers, port and canal costs.

Our vessel operating costs include the costs of crew, provisions, deck and engine stores, insurance and maintenance, repairs and spares, which depend on a variety of factors, many of which are beyond our control. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. Increases in any of these expenses would decrease earnings and available cash.

If we are unable to operate our vessels profitably, we may be unsuccessful in competing in the highly competitive international tanker market, which would negatively affect our financial condition and our ability to expand our business.

The operation of tanker vessels and transportation of petroleum and chemical products is extremely competitive, in an industry that is capital intensive and highly fragmented. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of which have substantially greater resources than we do. Competition for the transportation of oil products and chemicals can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. We may be unable to compete effectively with other tanker owners, including major oil companies as well as independent tanker companies.

Our market share may decrease in the future. We may not be able to compete profitably as we expand our business into new geographic regions or provide new services. New markets may require different skills, knowledge or strategies than we use in our current markets, and the competitors in those new markets may have greater financial strength and capital resources than we do.

The failure of our charterers to meet their obligations under our time charter agreements, on which we depend for a majority of our revenues, could cause us to suffer losses or otherwise adversely affect our business.

As of July 2013, we employed six tankers under fixed rate long-term time charter agreements with an average remaining duration of approximately six months. When our existing time charter agreements expire and upon delivery of our vessels under construction or to be ordered, we may enter into new time charter agreements for periods of one year or longer. The ability and willingness of each of our counterparties to perform its obligations under a time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the tanker shipping industry and the overall financial condition of the counterparties. Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters. Our customers may fail to pay charterhire or attempt to renegotiate charter rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates. Where we plan to employ a vessel in the spot charter market, we intend to generally place such vessel in a commercial pool managed by a pool manager that pertains to that vessel’s size class or alternatively, we may enter into a third-party spot chartering arrangement. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and compliance with covenants in our credit facilities.

Our charterers may terminate or default on their charters, which could adversely affect our results of operations and cash flow.

Our charters may terminate earlier than the dates indicated in this prospectus. The terms of our charters vary as to which events or occurrences will cause a charter to terminate or give the charterer the option to terminate the charter, but these generally include a total or constructive loss of the relevant vessel, the requisition for hire of the relevant vessel, the drydocking of the relevant vessel for a certain period of time or the failure of the relevant vessel to meet specified performance criteria. In addition, the ability of each of our charterers to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of the tanker industry, the charter rates received for specific types of vessels and various operating expenses. The costs and delays associated with the default by a charterer under a charter of a vessel may be considerable and may adversely affect our business, results of operations, cash flows and financial condition and our available cash.

We cannot predict whether our charterers will, upon the expiration of their charters, re-charter our vessels on favorable terms or at all. If our charterers decide not to re-charter our vessels, we may not be able to re-charter them on terms similar to our current charters or at all. In the future, we may also employ our vessels on the spot charter market, which is subject to greater rate fluctuation than the time charter market. Where we plan to employ a vessel in the spot charter market, we intend to generally place such vessel in a tanker pool managed by a pool manager that pertains to that vessel’s size class.

If we receive lower charter rates under replacement charters or are unable to re-charter all of our vessels, our available cash may be significantly reduced or eliminated.

Our ability to pay dividends may be limited by the amount of cash we generate from operations following the payment of fees and expenses, by the establishment of any reserves and by additional factors unrelated to our profitability.

We intend to pay regular quarterly dividends. The amount of dividends we will be able to pay will depend upon the amount of cash we generate from our operations. We may not, however, have sufficient cash available each quarter to pay dividends, as a result of insufficient levels of profit, restrictions on the payment of dividends and the decisions of our management and directors. The amount of cash we will have available for dividends may fluctuate upon, among other things:

•	the rates we obtain from our charters as well as the rates obtained upon the expiration of our existing charters;

•	the level of our operating costs;

•	the number of unscheduled off-hire days and the timing of, and number of days required for, scheduled drydocking of our vessels;

•	vessel acquisitions and related financings, such as restrictions in our credit facilities and in any future debt programs;

•	prevailing global and regional economic and political conditions;

•	the effect of governmental regulations and maritime self-regulatory organization standards, including with respect to environmental and safety matters, on the conduct of our business; and

•	changes in the bases of taxation of our activities in various jurisdictions.

The actual amount of cash we will have available for dividends will also depend on many factors, including:

•	changes in our operating cash flows, capital expenditure requirements, working capital requirements and other cash needs;

•	our fleet expansion strategy and associated uses of our cash and our financing requirements;

•	modification or revocation of our dividend policy by our board of directors;

•	the amount of any cash reserves established by our board of directors; and

•	restrictions under Marshall Islands law.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which may be affected by non-cash items. We may incur other expenses or liabilities that could reduce or eliminate the cash available for distribution as dividends. Our credit facilities also restrict our ability to declare and pay dividends if an event of default has occurred and is continuing or if the payment of the dividend would result in an event of default. In addition, Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings in excess of consideration received for the sale of stock above the par value of the stock), or while a company is insolvent or if it would be rendered insolvent by the payment of such a dividend, and any such dividend may be discontinued at the discretion of our board of directors. As a result of these and other factors mentioned above, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record income.

Our ability to obtain additional debt financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at all or at a higher than anticipated cost may materially affect our results of operations and our ability to implement our business strategy.

Servicing debt, including debt which we may incur in the future, would limit funds available for other purposes and if we cannot service our debt, we may lose our vessels.

Borrowing under our existing credit facilities and the credit facility we expect to enter into after completion of this offering requires us to dedicate a part of our cash flow from operations to paying interest on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future. Amounts borrowed under our credit facilities bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the tanker industry. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to:

•	seek to raise additional capital;

•	refinance or restructure our debt;

•	sell tankers; or

•	reduce or delay capital investments.

However, these alternatives, if necessary, may not be sufficient to allow us to meet our debt obligations. If we are unable to meet our debt obligations or if some other default occurs under our credit facilities, the lenders could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and proceed against the collateral vessels securing that debt even though the majority of the proceeds used to purchase the collateral vessels did not come from our credit facilities.

We are a holding company and depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.

We are a holding company, and our subsidiaries, which are all directly and indirectly wholly owned by us, conduct all of our operations and own all of our operating assets. As a result, our ability to satisfy our financial obligations and to pay dividends to our shareholders depends on the ability of our subsidiaries to generate profits available for distribution to us and, to the extent that they are unable to generate profits, we will be unable to pay dividends to our shareholders.

We have no history operating as a publicly traded entity and will incur increased costs as a result of being a publicly traded corporation.

Upon completion of this offering, we will be a public company, and as such, we will have significant legal, accounting and other expenses in addition to our initial registration and listing expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, have imposed various requirements on public companies, including changes in corporate governance practices, and these requirements may continue to evolve. We and our management personnel, and other personnel, if any, will need to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly.

Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. Our compliance with Sarbanes-Oxley may require that we incur substantial accounting expenses and expend significant management efforts.

Our credit facilities contain restrictive covenants that limit the amount of cash that we may use for other corporate activities, which could negatively affect our growth and cause our financial performance to suffer.

Our credit facilities impose operating and financial restrictions on us. These restrictions may limit our ability, or the ability of our subsidiaries party thereto to:

•	pay dividends and make capital expenditures if we do not repay amounts drawn under our credit facilities or if there is another default under our credit facilities;

•	incur additional indebtedness, including the issuance of guarantees;

•	create liens on our assets;

•	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel;

•	sell our vessels;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person; or

•	enter into a new line of business.

Certain of our credit facilities require us to maintain specified financial ratios and satisfy financial covenants. These financial ratios and covenants include requirements that:

•	we maintain corporate leverage of less than 75%;

•

we maintain minimum cash and cash equivalents based on the number of vessels owned and chartered-in and debt service requirements. The required minimum cash balance for Ardmore as at March 31, 2013 was $4,200,000;

•	the aggregate fair market value of our vessels plus any additional collateral shall, depending on the facility, be no less than 125% to 150% of the debt outstanding (value maintenance covenant); and

•	we maintain a corporate net worth of not less than $45 million.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours and we may not be able to obtain our lenders’ permission when needed. This may limit our ability to pay dividends to you if we determine to do so in the future, finance our future operations or capital requirements, make acquisitions or pursue business opportunities.

We cannot assure you that we will enter into the proposed new credit facility or that if we do so that we will be able to borrow all or any of the amounts committed thereunder.

We have received non-binding indicative terms from our relationship banks for a proposed new credit facility that will provide us initially with up to $235 million. We cannot assure you that we will enter into this credit facility or that if we do so that we will be able to borrow all or any of the amounts committed thereunder.

If interest rates increase, it will affect the interest rate under our credit facilities which could affect our profitability, earnings and cash flow.

Amounts borrowed under our senior loan facilities bear interest at an annual rate ranging from 3.20% to 3.75% above LIBOR. Interest rates have recently been at historic lows and any normalization in interest rates would lead to an increase in LIBOR, which would affect the amount of interest payable on amounts that we were to drawdown from our credit facilities, which in turn would have an adverse effect on our profitability, earnings and cash flow.

United States tax authorities could treat us as a “passive foreign investment company,” which could have adverse United States federal income tax consequences to United States holders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of “passive income.” For purposes of these tests, “passive income” generally includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services generally does not constitute “passive income.” United States shareholders of a PFIC are subject to an adverse United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based upon our operations as described herein, we do not believe that our income from our time charters should be treated as “passive income” for purposes of determining whether we are a PFIC, and, consequently, the assets that we own and operate in connection with the production of that income should not constitute passive assets. Accordingly, based on our current operations, we do not believe we will be treated as a PFIC with respect to any taxable year.

There is substantial legal authority supporting this position consisting of case law and United States Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations change.

If the IRS were successful in asserting that we are or have been a PFIC for any taxable year, United States shareholders would face adverse United States federal income tax consequences. Under the PFIC rules, unless a shareholder makes an election available under the U.S. Internal Revenue Code of 1986, as amended, or the Code,

(which election could itself have adverse consequences for such shareholders, as discussed below under “Tax Considerations—United States Federal Income Tax Considerations—United States Federal Income Taxation of United States Holders”), excess distributions and any gain from the disposition of such shareholder’s common shares would be allocated ratably over the shareholder’s holding period of the common shares and the amounts allocated to the taxable year of the excess distribution or sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed with respect to such tax. See “Tax Considerations—United States Federal Income Tax Considerations—United States Federal Income Taxation of United States Holders” for a more comprehensive discussion of the United States federal income tax consequences to United States shareholders if we are treated as a PFIC.

We may have to pay tax on United States source shipping income, which would reduce our earnings.

Under the Code, 50% of the gross shipping income of a corporation that owns or charters vessels, as we and our subsidiaries do, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations promulgated thereunder.

Prior to this offering, we believe that we have been exempt from this tax because we are entitled to the benefits of the U.S.–Irish tax treaty, which generally contains an exemption from this tax for qualified Irish residents. After this offering, although we will no longer qualify for an exemption under the U.S.–Irish tax treaty, we and our subsidiaries intend to take the position that we qualify for exemption under Section 883 of the Code for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption after the offering and thereby become subject to United States federal income tax on our United States source shipping income. For example, we would no longer qualify for exemption under Section 883 of the Code for a particular taxable year if certain “non-qualified” shareholders with a 5% or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances on that we or any of our subsidiaries will qualify for exemption under Section 883 of the Code.

If we or our subsidiaries were not entitled to exemption under Section 883 of the Code for any taxable year, we or our subsidiaries would be subject for such year to an effective 2% United States federal income tax on the shipping income we or our subsidiaries derive during the year which is attributable to the transport or cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would decrease our earnings available for distribution to our shareholders.

If our effective tax rate increases, our business and financial results would be adversely impacted.

We have significant operations and currently generate substantially all of our taxable income in Ireland. In general, tax rates in Ireland on trading income are significantly lower than tax rates in the United States and many other developed jurisdictions. Moreover, our “relevant shipping profits” are taxed in Ireland under the “Tonnage Tax” regime. Tonnage Tax provides an alternative to charging corporation tax on certain profits of a qualifying shipping company. Rather than charging corporation tax in the normal way, tax is levied each year by reference to the tonnage of the ships operated by the qualifying company. We have received approval from the Irish Revenue Commissioners to operate a number of our ship-owning subsidiaries as qualifying shipping companies under the Tonnage Tax regime. In order to ensure a compliance with the Tonnage Tax regime, a number of conditions must continue to be satisfied. Importantly we must carry on the strategic and commercial management of our ‘qualifying ships’ from Ireland. If our operations no longer qualify for the lower and predictable tax rates available under Tonnage Tax or if the tax laws in Ireland were rescinded or changed, our effective tax rate could increase and our business, financial condition and results of operations could be materially adversely affected. In addition, if U.S. or other tax authorities were to challenge successfully the manner in which we recognize profits or, more generally, the jurisdiction in which our income is subject to taxation, our effective tax rate could increase and our cash flow and results of operations could be materially adversely affected.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

We will be required to disclose changes made in our internal controls and procedures and our management will be required to assess the effectiveness of these controls annually. However, for as long as we are an “emerging growth company” under the Securities Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. We could be an “emerging growth company” for up to five years. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statements and restatements and require us to incur the expense of remediation.

In the course of auditing our financial statements for the year ended December 31, 2012, our independent registered public accounting firm identified a deficiency relating to the application of U.S. GAAP to deferred finance fees and capitalization of imputed interest on vessels under construction which they considered to be a material weakness. The Public Company Accounting Oversight Board defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. We intend to take the appropriate steps to remediate this weakness and have engaged the services of an independent accounting firm to assist with non-routine complex GAAP accounting issues. However, if the remedial steps we implement and resources we employ are insufficient to address the identified material weakness, or if additional material weaknesses or significant deficiencies in our internal controls are discovered in the future, we may fail to meet our future reporting obligations, our financial statements may contain material misstatements and our operating results may be adversely affected.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

We have entered into various contracts, as of July 2013, including charter agreements with our customers, consisting of six long-term fixed-rate charter agreements, two commercial pool agreements, and our five credit facilities (including our capital lease arrangement). Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. For example, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our insurance may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the tanker industry.

We carry insurance to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks, crew insurance and war risk insurance. However, we may not be adequately insured to cover losses from our operational risks, which could have a material adverse effect on us. Additionally, our insurers may refuse to pay particular claims and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash. In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions.

Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain due to increased premiums or reduced or restricted coverage for losses caused by terrorist acts generally.

Because we obtain some of our insurance through protection and indemnity associations, which result in significant expenses to us, we may be required to make additional premium payments.

We may be subject to increased premium payments, or calls, in amounts based on our claim records, the claim records of our managers, as well as the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

We are incorporated in the Republic of The Marshall Islands, which does not have a well-developed body of case law or bankruptcy law and, as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of The Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of The Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

Further, the Republic of The Marshall Islands does not have a well-developed body of bankruptcy law. As such, in the case of a bankruptcy of our Company, there may be a delay of bankruptcy proceedings and the ability of shareholders and creditors to receive recovery after a bankruptcy proceeding. Please see the section of this prospectus titled “Enforceability of Civil Liabilities” beginning on page 138.

Our business depends upon key members of our senior management team who may not necessarily continue to work for us.

Our future success depends to a significant extent upon certain members of our senior management team. Our management team has substantial experience in the product tanker and chemical shipping industries and have worked with us since inception. Our management team is crucial to the execution of our business strategies and to the growth and development of our business. If the individuals were no longer to be affiliated with us, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition may suffer as a result.

It may be difficult to serve process on or enforce a United States judgment against us, our officers and our directors.

We are a Republic of The Marshall Islands corporation and several of our executive offices are located outside of the United States. Some of our directors and officers and certain of the experts named in this prospectus reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or any of these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Republic of The Marshall Islands or of the non-U.S. jurisdictions in which our offices are located would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

RISKS RELATED TO THIS OFFERING AND OUR COMMON SHARES

There is no guarantee that an active and liquid public market for our common shares will develop.

Prior to this offering, there has not been a public market for our common shares. A liquid trading market for our common shares may not develop. The initial public offering price has been determined in negotiations between the representative of the underwriters and us and may not be indicative of prices that will prevail in the trading market. The tanker industry has been highly unpredictable and volatile, and the market for common shares in this industry may be equally volatile.

The price of our common shares after this offering may be volatile.

The price of our common shares may fluctuate due to factors such as:

•	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;

•	mergers and strategic alliances in the tanker industry;

•	market conditions in the tanker industry;

•	changes in government regulation;

•	the failure of securities analysts to publish research about us after this offering, or shortfalls in our operating results from levels forecast by securities analysts;

•	announcements concerning us or our competitors; and

•	the general state of the securities markets.

The seaborne transportation industry has been highly unpredictable and volatile. The market for our common shares in this industry may be equally volatile. Consequently, you may not be able to sell the common shares at prices equal to or greater than those paid by you in this offering.

GA Holdings LLC, or GA Holdings, our sole shareholder, will beneficially own approximately 44.6% of our total outstanding common shares upon the consummation of this offering, which may limit your ability to influence our actions.

GA Holdings is expected to beneficially own approximately 44.6% of our outstanding common shares upon the consummation of this offering (41.2% if the underwriters exercise their over-allotment option in full) and will have the power to exert considerable influence over our actions through their ability to effectively control matters requiring shareholder approval, including the determination to enter into a corporate transaction or to prevent a transaction, regardless of whether our shareholders believe that any such transaction is in their or our best interests. For example, GA Holdings could cause us to consummate a merger or acquisition that increases the amount of our indebtedness or cause us to sell all of our revenue-generating assets. We cannot assure you that the interests of GA Holdings will coincide with the interests of other shareholders. As a result, the market price of our common shares could be adversely affected.

Additionally, GA Holdings may invest in entities that directly or indirectly compete with us, or companies in which GA Holdings currently invests may begin competing with us. GA Holdings may also separately pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. As a result of these relationships, when conflicts arise between the interests of GA Holdings and the interests of our other shareholders, our directors who were nominated by GA Holdings may not be disinterested. GA Holdings will effectively control all of our corporate decisions so long as they continue to own a substantial number of our common shares.

Future sales of our common shares could cause the market price of our common shares to decline.

The market price for our common shares could decline as a result of sales by existing shareholders, including GA Holdings, of large numbers of our common shares after this offering, or as a result of the perception that such sales may occur. Sales of our common shares by these shareholders also might make it more difficult for us to sell equity or equity-related securities in the future at a time and at the prices that we deem appropriate. Of the estimated 18,050,000 common shares that will be outstanding following the completion of this offering:

•

10,000,000 shares, constituting all of the shares offered by this prospectus, will be freely tradable unless purchased by persons deemed our “affiliates,” as the term is defined in Rule 144 under the Securities Act; and

•

8,050,000 additional shares may be sold after the expiration of 180-day lock-up agreements that will be entered into by our executive officers and directors and our sole shareholder, subject to registration under the Securities Act, compliance with the requirements of Rule 144 or the availability of an exemption from the registration requirements of the Securities Act.

Anti-takeover provisions in our amended and restated articles of incorporation could make it difficult for our shareholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

Several provisions of our Amended and Restated Articles of Incorporation and bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include:

•	authorizing the board of directors to issue “blank check” preferred stock without shareholder approval;

•	providing for a classified board of directors with staggered, three year terms;

•	prohibiting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of two-thirds of the outstanding shares of our common stock entitled to vote for the directors;

•	limiting the persons who may call special meetings of shareholders; and

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

You will experience immediate and substantial dilution of $1.84 per common share.

The assumed initial public offering price of $16.00 per common share, which represents the midpoint of the price range set forth on the cover of this prospectus, exceeds the pro forma net tangible book value per common share immediately after this offering. Based on an initial public offering price of $16.00 per common share, which represents the midpoint of the price range set forth on the cover of this prospectus, you will incur immediate and substantial dilution of $1.84 per share. This dilution results primarily because the assets which have been contributed to us, in exchange for all of our common shares, are recorded at their historical cost, and not their fair value, in accordance with U.S. GAAP principles. Please read “Dilution” for a more detailed description of the dilution that you will experience upon the completion of this offering.

We may issue additional common shares or other equity securities without your approval, which could dilute your ownership interests and may depress the market price of our common shares.

We may issue additional common shares or other equity securities of equal or senior rank in the future in connection with, among other things, future vessel acquisitions, repayment of outstanding indebtedness or our equity incentive plan, without shareholder approval, in a number of circumstances.

Our issuance of additional common shares or other equity securities of equal or senior rank would have the following effects:

•	our existing shareholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for dividends payable on our common shares may decrease;

•	the relative voting strength of each previously outstanding common share may be diminished; and

•	the market price of our common shares may decline.

FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this prospectus pertaining to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “may,” “should” and similar expressions are forward-looking statements.

All statements in this prospectus that are not statements of either historical or current facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

•	our future operating or financial results;

•	global and regional economic and political conditions, including piracy;

•	our pending vessel acquisitions, our business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;

•	competition in the tanker industry;

•	statements about shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our ability to enter into fixed-rate charters after our current charters expire and our ability to earn income in the spot market; and

•	our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels’ useful lives.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully under the “Risk Factors” section of this prospectus. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following:

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;

•	potential liability from future litigation and potential costs due to environmental damage and vessel collisions;

•	the length and number of off-hire periods and dependence on third-party managers; and

•	other factors discussed under the “Risk Factors” section of this prospectus.

You should not place undue reliance on forward-looking statements contained in this prospectus, because they are statements about events that are not certain to occur as described or at all. All forward-looking statements in this prospectus are qualified in their entirety by the cautionary statements contained in this prospectus. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of 10,000,000 common shares in this offering will be approximately $147.3 million after deducting underwriting discounts and commissions and estimated expenses payable by us. This estimate is based on an assumed initial public offering price of $16.00 per share, which represents the midpoint of the price range set forth on the cover of this prospectus. We currently intend to use the net proceeds of this offering as follows:

•	approximately $30.0 million to fund a portion of the expenditure for the vessels on order in our Initial Fleet;

•	approximately $100.0 million to fund a portion of the aggregate purchase price of our Expansion Fleet that we intend to acquire, subject to the completion of this offering;

•	approximately $8.5 million to pay any amount drawn on the BMO Facility;

•	approximately $1.2 million to pay an initial dividend; and

•	approximately $7.6 million for general corporate purposes.

Two of the vessels on order in the Initial Fleet, Hull S-5118 and Hull S-5119, have bank financing in place with DVB Bank. The remaining vessels on order in the Initial Fleet will be funded by a portion of the proceeds of this offering and a portion of the proposed new credit facility.

We have received non-binding indicative terms from our relationship banks for a new $235 million senior secured credit facility. We expect to incur $45.0 million of indebtedness under our new senior secured credit facility to fund a portion of the expenditure for the vessels on order in our Initial Fleet and we expect to incur $190.0 million of indebtedness to fund the remaining amount required to purchase the vessels in our Expansion Fleet that we intend to acquire, subject to the completion of this offering. We cannot assure you, however, that we will be successful in acquiring vessels at prices comparable to current market prices. In the event that we are not able to conclude the acquisition of the vessels proposed in the Expansion Fleet, we will use the proceeds to acquire other newbuilding re-sales, contract orders for newbuildings or acquire individual ships as they become available in the secondhand market.

We expect that there will be $8.5 million drawn down on the BMO facility as of the date of this offering. There is no maturity date on this loan facility. The interest rate on the BMO Facility is LIBOR plus 5.00%. Repayments on the BMO Facility are due on demand with 15 days’ notice.

OUR DIVIDEND POLICY

While we cannot assure you that we will continue to do so, and subject to the limitations discussed below, we currently intend to pay our stockholders quarterly dividends of $0.10 per share, or $0.40 per share per year. We expect to pay an initial dividend following completion of this offering of $0.066 per share in November 2013.

Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors. We cannot assure you that we will be able to pay regular quarterly dividends in the amounts stated above or elsewhere in this prospectus, and our ability to pay dividends will be subject to the restrictions in our credit facilities and the provisions of the laws of the Republic of the Marshall Islands (the “Marshall Islands”) as well as the other limitations set forth in the section of this prospectus entitled “Risk Factors.”

Any distributions made by us with respect to our common shares to a United States Holder (as defined in “Tax Considerations—United States Federal Income Tax Considerations—United States Federal Income Taxation of United States Holders”) will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Subject to applicable limitations, including a holding period requirement, dividends paid on our common shares to certain non-corporate United States Holders will generally be treated as “qualified dividend income” that is taxable to such United States Holders at preferential tax rates provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the New York Stock Exchange, on which our common shares will be traded); and (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which, as discussed in “Tax Considerations—United States Federal Income Tax Considerations—Passive Foreign Investment Company Status and Significant Tax Consequences”, we do not believe that we are or will be for any future taxable years). There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of such non-corporate United States Holders, although we expect such dividends to be so eligible provided an eligible non-corporate United States Holder meets all applicable requirements. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a non-corporate United States Holder.

We are a holding company with no material assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to pay dividends, if any, in the future, depends on our subsidiaries and their ability to distribute funds to us. Our credit facilities have restrictions on our ability, and the ability of certain of our subsidiaries, to pay dividends in the event of a default or breach of covenants under the credit facility agreements. Under such circumstances, we or our subsidiaries may not be able to pay dividends so long as we are in default or have breached certain covenants of a particular credit facility without our lender’s consent or waiver of the default or breach. In addition, Marshall Islands law generally prohibits the payment of dividends (i) other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or (ii) when a company is insolvent or (iii) if the payment of the dividend would render the company insolvent.

In addition, we may incur expenses or liabilities, including extraordinary expenses, decreases in revenues, including as a result of unanticipated off-hire days or loss of a vessel, or increased cash needs that could reduce or eliminate the amount of cash that we have available for distribution as dividends. The tanker shipping charter market is cyclical and volatile. We cannot predict with accuracy the amount of cash flows our operations will generate in any given period. Factors beyond our control may affect the charter market for our vessels and our charterers’ ability to satisfy their contractual obligations to us, and we cannot assure you that dividends will actually be declared or paid in the future. We cannot assure you that we will be able to pay regular quarterly dividends, and our ability to pay dividends will be subject to the limitations set forth above and in the section of this prospectus titled “Risk Factors.”

CAPITALIZATION

The following table sets forth our capitalization at March 31, 2013, on a historical basis and as adjusted to give effect to the reorganization of Ardmore Shipping LLC (“ASLLC”) whereby GA Holdings LLC will exchange all of the shares of ASLLC for additional shares in Ardmore Shipping Corporation (“ASC”), ASLLC will become a wholly-owned subsidiary of ASC and GA Holdings LLC will be issued 8,049,500 shares of common stock for its existing paid in capital. It is further adjusted to give effect to (i) repaying the balance of the short term revolving credit facility and (ii) the issuance of 10,000,000 shares of our common stock in this offering at an initial public offering price of $16.00 per share, which represents the midpoint of the price range set forth on the cover of this prospectus and after deducting underwriting commissions and expenses, with net proceeds estimated to be $147.3 million.

	As of March 31, 2013
	Actual	As Adjusted	As Further Adjusted
Cash and cash equivalents	6,574,965	6,574,965	145,374,965

Current debt:
Short-term revolving credit facility	$8,500,000	$8,500,000	$—
Bank loan	8,610,000	8,610,000	8,610,000
Non-current debt:
Bank loan	83,575,000	83,575,000	83,575,000

Total debt	100,685,000	100,685,000	92,185,000

Equity:
Share capital	100	80,500	180,500
Additional paid-in capital	117,073,252	116,993,352	264,193,352
Receivable from shareholder	—	(500)	(500)
Accumulated Deficit	(8,723,055)	(8,723,055)	(8,723,055)

Total equity	108,350,297	108,350,297	255,650,297

Total capitalization	$209,035,297	$209,035,297	$347,835,297

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of our common shares in this offering will exceed the net tangible book value per common share after the offering. The net tangible book value is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities. The historical net tangible book value as of March 31, 2013 was $108.4 million in total and $1.1 million per share for the number of shares for the existing shareholder, GA Holdings, at the time of this offering.

As adjusted to give effect to the reorganization of Ardmore Shipping LLC (“ASLLC”) whereby GA Holdings LLC will exchange all of the shares of ASLLC for additional shares in Ardmore Shipping Corporation (“ASC”), ASLLC will become a wholly owned subsidiary of ASC and GA Holdings LLC will be issued 8,049,500 shares of common stock for its existing paid in capital, the pro forma net tangible book value as of March 31, 2013 would have been $108.4 million in total and $13.46 per share.

As further adjusted to give effect to the issuance of 10,000,000 shares of our common stock in this offering at an initial public offering price of $16.00 per share, which represents the midpoint of the price range set forth on the cover of this prospectus and after deducting underwriting commissions and expenses, with net proceeds estimated to be $147.3 million. This represents an immediate increase in as adjusted tangible book value of $0.70 per share to GA Holdings and an immediate dilution in net tangible book value of $1.84 per share to new investors.

The following table illustrates the pro forma per share dilution and appreciation as of March 31, 2013:

Initial public offering price per share of common stock	$		16.00
As adjusted net tangible book value per share before this offering		13.46
Increase in net tangible book value attributable to new investors in this offering		0.70

Net tangible book value per share after giving effect to this offering	$		14.16

Dilution per share for new investors			1.84

The following table summarizes, on a pro forma basis as at March 31, 2013, the differences between the number of common shares acquired from us, the total amount paid and the average price per share paid by GA Holdings and the number of common shares acquired from us, the total amount paid and the average price per share paid by you in this offering, based upon an assumed initial public offering price of $16.00 per share, which represents the midpoint of the price range set forth on the cover of this prospectus.

	Pro Forma Shares Outstanding		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing shareholder	8,050,000	44.6%	$108,350,297	40.4%	$13.46
New investors	10,000,000	55.4%	$160,000,000	59.6%	$16.00

As the table indicates, the total consideration by GA Holdings for its shares is approximately $108.4 million (representing contributed assets), with an average share price of $13.46, which means that GA Holdings in the aggregate will have received approximately $5.7 million more than it originally invested.

SELECTED FINANCIAL AND OTHER DATA

The following table sets forth our selected consolidated financial data and other operating data. The selected financial data in the table as of and for the years ended December 31, 2012 and 2011 are derived from our audited consolidated financial statements, included elsewhere in this prospectus, which have been prepared in accordance with U.S. GAAP. The selected financial data for the three months ended March 31, 2013 and 2012 are derived from our unaudited consolidated financial statements, which have been prepared in accordance with U.S. GAAP and are included elsewhere in this prospectus. The selected consolidated financial data set forth below as of and for the period ended December 31, 2010 have been derived from our audited consolidated financial statements, which are not included in this prospectus. The data set forth below should be read in conjunction with the audited consolidated financial statements, the unaudited condensed consolidated financial statements, related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this prospectus. Results for the three months ended March 31, 2013 are not necessarily indicative of results that may be expected for the entire year.

	For the Years Ended December 31, 2012, 2011 and Period Ended December 31, 2010			For the Three Months Ended March 31,
INCOME STATEMENT DATA	2012	2011	2010	2013	2012
Revenue	$25,172,654	22,375,414	3,459,153	$7,275,085	6,778,739
Operating expenses
Commissions and voyage related costs	789,149	468,067	94,439	175,736	162,891
Vessel operating expenses	14,598,071	12,186,825	2,079,857	3,876,809	3,670,546
Charterhire costs	1,699,943	1,663,380	—	—	909,389
Depreciation	6,195,416	5,343,091	959,903	1,704,017	1,551,056
Amortization of deferred drydock expenditure	441,491	—	—	348,896	—
General and administrative expenses	2,975,139	2,599,031	851,660	662,016	721,205

Total operating expenses	26,699,209	22,260,394	3,985,859	6,767,474	7,015,087

(Loss)/profit from operations	(1,526,555)	115,020	(526,706)	507,611	(236,348)

Interest expense and finance costs	(2,966,014)	(3,080,472)	(647,441)	(542,536)	(996,413)
Interest income	4,713	3,608	2,723	881	828

Loss before taxes	(4,487,856)	(2,961,844)	(1,171,424)	(34,044)	(1,231,933)

Income tax	(51,237)	(13,426)	3,424	(6,648)	(7,772)
Net loss	$(4,539,093)	(2,975,270)	(1,168,000)	$(40,692)	(1,239,705)

Loss per share, basic and diluted	(45,390.93)			(406.92)
Weighted average number of shares, basic and diluted	100			100
Pro forma loss per share, basic and diluted (1)	(0.56)			(0.005)
Pro forma weighted average number of shares, basic and diluted (1)	8,050,000			8,050,000
Adjusted pro forma loss per share, basic and diluted (2)	(0.51)			(0.005)
Adjusted pro forma weighted average number of shares, basic and diluted (2)	8,656,458			8,656,458

(1)	Pro forma loss per share reflects the effect of the reorganization and issuance of shares to GA Holdings LLC.

(2)	Adjusted pro forma loss per share reflects (i) the effects of the reorganization and issuance of shares to GA Holdings LLC and (ii) the use of proceeds from the offering for the proposed payment of an initial dividend of $1.2 million and the repayment of the outstanding balance of the short-term revolving credit facility as at the date of this offering. The amount outstanding under the short-term revolving credit facility has been assumed to be $8.5 million, which reflects balance outstanding at March 31, 2013.

	At the Years Ended December 31, 2012, 2011 and Period Ended December 31, 2010			At the Period Ended March 31,
BALANCE SHEET DATA	2012	2011	2010	2013	2012
Cash and cash equivalents	$15,334,123	5,460,304	5,203,790	$6,574,965	4,486,011
Net vessels	157,008,968	145,760,106	94,288,390	198,143,558	148,257,414
Total assets	179,960,468	160,631,102	104,051,350	214,398,506	162,771,911
Short-term revolving credit facility	—	30,265,000	14,770,000	8,500,000	34,965,000
Senior debt	67,100,000	65,600,000	38,000,000	92,185,000	64,150,000
Paid in capital	117,073,352	65,747,599	50,790,925	117,073,352	65,747,599
Accumulated deficit	$(8,682,363)	(4,143,270)	(1,168,000)	$(8,723,055)	(5,382,975)

	For the Years Ended December 31, 2012, 2011 and Period Ended December 31, 2010			For the Three Months Ended March 31,
CASHFLOW DATA	2012	2011	2010	2013	2012
Net cash provided by operating activities	$3,985,253	397,273	(2,259,892)	$1,332,505	(183,200)
Net cash used in investing activities	(14,941,514)	(56,920,554)	(95,260,596)	(42,999,000)	(3,927,262)
Net cash provided by financing activities	$20,830,080	56,779,795	102,724,278	$32,907,337	3,136,169

	For the Years Ended December 31, 2012, 2011 and Period Ended December 31, 2010			For the Three Months Ended March 31,
TIME CHARTER EQUIVALENT DATA	2012	2011	2010	2013	2012
MR Tankers “Eco-design”(1)	$—	—	—	$17,049	—
MR Tankers “Eco-Mod”(1)	13,294	13,097	12,800	13,507	13,134
Chemical Tankers “Eco-Mod”(1)	$9,108	8,878	10,459	$12,021	8,819
(1) Time Charter Equivalent (“TCE”) daily rate is the gross charter rate or gross pool rate, as appropriate, per revenue day plus CVE.

	For the Years Ended December 31, 2012, 2011 and Period Ended December 31, 2010			For the Three Months Ended March 31,
FLEET OPERATING DATA	2012	2011	2010	2013	2012
FLEET TCE
Fleet weighted average (1)	$10,911	11,100	12,597	$13,004	10,503
Profit / (loss) on TC-Invest (2)	(185)	(47)	(361)	(125)	(176)
Commissions and related costs	(337)	(234)	(334)	(311)	(252)
Third party share of profit / (loss) on chartered-in vessels (3)	(205)	(254)	—	13	(351)

Net TCE	$10,184	10,565	11,902	$12,581	9,724

OPERATING EXPENDITURE
Vessel operating costs per day (4)	$6,447	6,484	7,298	$6,502	6,567
Expenditures for drydock (5)	2,959,280	—	—	193,996	160,300
Overhead per vessel (6)	$371,892
HIRE
On-hire utilization (7)	99.1%	99.8%	99.2%	98.9%	98.9%

(1)	Fleet weighted average is total gross revenue for the fleet, before any profits arising or losses incurred on TC invest and share of profit arising or losses incurred on chartered-in vessels, divided by the number of revenue days.
(2)	Profit / (loss) on TC-Invest relate to two separate agreements entered into by the company with two third party charterers which were supplemental to the charters of the Ardmore Seafarer and the Ardmore Seatrader, respectively, to participate in the profits or losses arising from each vessel’s employment in an MR pool managed by affiliates of the charterers, in exchange for an up-front investment to be used for working capital for the pool. The TC Invest arrangements were for the period of each time charter. The time charter for the Ardmore Seafarer expired on July 10, 2012, and the time charter for the Ardmore Seatrader expired on February 12, 2013.
(3)	Third-party share of profit / (loss) on chartered-in vessels relates to an agreement whereby the profit / (loss) arising from chartering-in and employing the Hellespont Crusader and the Hellespont Commander in a chemical tanker pool was shared 75% / 25% between us and a third party charterer, respectively.
(4)	Vessel operating costs per day are routine operating expenses and comprise, crewing, repairs and maintenance, insurance, stores, lube oils, communication costs and technical management fees. They do not include additional costs related to upgrading or enhancement of the vessels that are not capitalized.
(5)	Drydock costs, which include costs for in-water surveys, comprise direct costs that are incurred as part of the drydocking to meet regulatory requirements, expenditures that add economic life to the vessel, and expenditures that increase the vessel’s earnings capacity or improve the vessel’s operating efficiency.
(6)	Overhead per vessel is based on an operating fleet of eight ships in operation for a full year.
(7)	On-hire utilization is based on revenue days divided by net operating days (i.e. operating days less drydock days).

	For the Year Ended December 31, 2012, 2011 and Period Ended December 31, 2010			For the three Months Ended March 31,
RECONCILIATION OF NET TCE	2012	2011	2010	2013	2012
Revenue	25,172,654	22,375,414	3,459,153	7,275,085	6,778,739
Commissions and voyage related costs	(789,149)	(468,067)	(94,439)	(175,736)	(162,891)

Net Time Charter Equivalent (“TCE”) Earnings	24,383,505	21,907,347	3,364,714	7,099,349	6,615,848
Revenue Days	2,394	2,074	283	564	680
Net TCE (after rounding)	10,184	10,565	11,902	12,581	9,724

SELECTED BALANCE SHEET DATA

Ardmore Shipping Corporation was incorporated on May 14, 2013 and has no vessel operating history. The following financial information as of May 14, 2013 has been derived from the audited financial statements of Ardmore Shipping Corporation which are included elsewhere in this prospectus. The information provided below should be read in conjunction with the accompanying financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operation.”

May 14, 2013
TOTAL ASSETS

$—

Liabilities

—

Equity
Share capital ($0.01 par value, 500 shares authorised, issued and outstanding)	5
Additional paid in capital	495
Receivable from shareholder	(500)

Total equity	—

TOTAL LIABILITIES AND EQUITY	$—

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following presentation of management’s discussion and analysis of financial condition and results of operations should be read in conjunction with our consolidated financial statements, accompanying notes thereto and other financial information, as well as our unaudited condensed consolidated financial statements and accompanying notes appearing elsewhere in this prospectus. You should also carefully read the following discussion with “Risk Factors,” “The International Product and Chemical Tanker Industry,” “Forward-Looking Statements” and “Selected Financial and Other Data.” The consolidated financial statements as of and for the years ended December 31, 2012 and 2011, along with the consolidated financial statements as of and for the three months ended March 31, 2013 and 2012, have been prepared in accordance with U.S. GAAP. The consolidated financial statements are presented in U.S. Dollars unless otherwise indicated.

OVERVIEW

We are Ardmore Shipping Corporation, a company incorporated in the Republic of the Marshall Islands. We provide seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with our modern, fuel-efficient fleet of mid-size product and chemical tankers. Our fleet consists of 12 vessels including eight in operation and four on order with deliveries expected to begin in January 2014, which together we refer to as our Initial Fleet. In addition, we have letters of intent for six vessels with deliveries expected to begin in November 2014 and options for an additional two vessels, and we are currently in discussions for two newbuildings with deliveries expected to begin in November 2015 and intend to acquire two more secondhand vessels, which together we refer to as our Expansion Fleet. Following the completion of this offering, we expect to have approximately $147.3 million of available cash from the net proceeds of this offering, based on an assumed offering price of $16.00 per share, which represents the midpoint of the price range set forth on the cover of this prospectus, together with approximately $235 million which we expect will be available to us under our proposed new credit facility, to fund a portion of the expenditure for the vessels on order in our Initial Fleet and a portion of the amount required to purchase our Expansion Fleet. After giving effect to the purchase of our Expansion Fleet, we will have a total fleet of 24 vessels and we expect that 83% of our fleet will consist of MR product tankers based on cargo capacity.

We commenced business operations in April 2010 with the goal of building an enduring product and chemical tanker company that emphasizes service excellence, innovation, and operational efficiency through our focus on high quality, fuel-efficient vessels. We are led by a team of experienced senior managers who have previously held senior management positions with highly regarded public shipping companies and financial institutions. Our principal offices are located in Cork, Ireland, a location that we believe affords us many advantages, including an EU-approved tonnage tax system, close proximity to London and other European shipping centers and supportive assistance from Irish government agencies such as the Irish Maritime Development Office, or IMDO, and the National Maritime College of Ireland, or NMCI.

We are strategically focused on modern, fuel-efficient mid-size product and chemical tankers. According to Drewry Maritime Research, as of June 2013, mid-size tankers comprise 59% and 39% of the world’s deepsea seaborne transport capacity for products and chemicals, respectively, as measured by deadweight tonnage. There is significant overlap between the clean petroleum product, or CPP, and chemical sectors as 58% of MR product tankers are classed as IMO 3, enabling them to carry selective chemicals and vegetable oils, and many mid-size chemical tankers (such as ours) carry CPP cargoes on a routine basis. We actively pursue opportunities to exploit this overlap in order to enhance earnings, and also seek to engage in more complex CPP trades, such as multi-grade and multi-port loading and discharging operations, where our knowledge of chemical operations is beneficial to our CPP customers.

Our fuel-efficient operations are designed to enhance our investment returns and provide value-added service to our customers. We believe we are on the forefront of fuel efficiency and emissions reduction trends and are well-positioned to capitalize on these developments by engaging in the construction of Eco-design vessels, modifying ships to improve fuel efficiency, and equipping our fleet with engine diagnostic and ship performance management systems to optimize voyage performance. As a result, our modified vessels, or Eco-mod, achieve lower fuel consumption and, in some cases, achieve performance close to that of new Eco-design vessels. All of the newbuildings in our Expansion Fleet will be Eco-design and we intend to make Eco-mod improvements to the secondhand vessels in our Expansion Fleet. Our acquisition strategy is to build our fleet with Eco-design newbuildings and modern secondhand vessels that can be upgraded to Eco-mod.

We have no related-party transactions concerning our vessel operations. Our wholly-owned subsidiary Ardmore Shipping Limited, or ASL, carries out our management functions. ASL currently has a staff of 11 employees based in Cork, Ireland and provides corporate and accounting services and commercial management. Technical management of our vessels is performed by a combination of ASL and our third-party technical managers. ASL’s operations team is directly responsible for insurance and for overseeing significant operational functions of our third-party technical managers. ASL’s operations team also supervises the construction of our newbuildings in close coordination with our third-party on-site supervision team. We have a resolute focus on both high-quality service and efficient operations, and we believe that our corporate overhead and operating expenses are among the lowest of our peers.

We are commercially independent as we have no blanket employment arrangements with third-party or related-party commercial managers. We market our services directly to a broad range of customers, including oil majors, national oil companies, oil and chemical traders, chemical companies, and a range of pooling service providers. We monitor the market for our vessels and may change our chartering strategy to take advantage of changing market conditions.

We believe that the market for mid-size product and chemical tankers is in the early stages of a recovery from cyclical lows, resulting from strong underlying demand growth driven by both cyclical and secular trends, as well as a reduction in the supply overhang due to reduced ordering activity and an extended period of fleet growth at a rate below that of demand growth. The Company was formed at a historically low point in the shipping cycle which our management believes represented an opportunity to build our fleet and business with a low cost asset base. Shipping is a capital and operationally intensive business and the challenges in the global economy and shipping market continued throughout 2011 and 2012. While this has afforded an extended opportunity to acquire additional vessels, we have incurred accumulated losses of $8.7 million in the periods ended December 31, 2010 through to December 31, 2012 as a result of company set-up costs, challenging shipping markets and ongoing investments in our fleet. We believe that we are well-positioned to benefit from the market recovery with a modern, fuel-efficient fleet, access to capital for growth, a diverse and high quality customer base, an emphasis on service excellence in an increasingly demanding regulatory environment, and a relative cost advantage in assets, operations and corporate overhead.

OUR CHARTERS

We generate revenues by charging customers for the transportation of their petroleum or chemical products using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:

•

Time charter, whereby vessels we operate and are responsible for crewing and for paying other operating expenses, such as repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees, are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates.

•

Commercial Pools, whereby our vessels are pooled together with a group of other similar vessels for economies of scale and where the earnings are pooled and distributed to the vessel owners according to a prearranged agreement.

•

Third-Party Spot Chartering Arrangement, whereby in the event that we choose to operate our vessels directly in the spot market, ASL will engage the services of a third-party charterer and freight trader to arrange for spot employment for our vessels. Under a third-party spot chartering arrangement, our third-party chartering manager will contract voyages for the vessel in the spot market and we will be responsible for all costs associated with operating the vessel including operating expenses, voyage costs, bunkers, port and canal costs, etc.

•	The table below illustrates the primary distinctions among these types of charters and contracts.

	Time Charter	Commercial Pool	Spot Chartering Arrangement
Typical contract length	1 – 5 years	Indefinite	Indefinite
Hire rate basis (1)	Daily	Varies (Daily Rate Reported)	N/A
Voyage expenses (2)	Charterer pays	Pool pays	We pay
Vessel operating costs (3)	We pay	We pay	We pay
Off-hire (4)	We pay	We pay	We pay

(1)	“Hire rate” refers to the basic payment from the charterer for the use of the vessel.
(2)	Defined herein under “Glossary of Shipping Terms.”
(3)	Defined below under “—Important Financial and Operational Terms and Concepts.”
(4)	“Off-hire” refers to the time a vessel is not available for service due primarily to scheduled and unscheduled repairs or drydocking.

IMPORTANT FINANCIAL AND OPERATIONAL TERMS AND CONCEPTS

We use a variety of financial and operational terms and concepts. These include the following:

Vessel revenues. Vessel revenues primarily include revenues from time charters, pool revenues and income from spot employment where the vessels are employed under a third party spot chartering arrangement. Vessel revenues are affected by hire rates and the number of days a vessel operates. Vessel revenues are also affected by the mix of business between vessels on time charter and vessels in pools. Revenues from vessels in pools or employed in the spot market are more volatile, as they are typically tied to prevailing market rates.

Voyage expenses. Voyage expenses are all expenses related to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees. These expenses are subtracted from shipping revenues to calculate Time Charter Equivalent Rates.

Vessel operating costs. We are responsible for vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees. The largest components of our vessel operating costs are generally crews and repairs and maintenance. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydockings. Please read “Drydocking” below. We expect these expenses to increase as our fleet matures and to the extent that it expands.

Drydocking. We must periodically drydock each of our vessels for inspection, and any modifications to comply with industry certification or governmental requirements. Generally, each vessel is drydocked every 30 to 60 months.

Depreciation. Depreciation expense typically consists of charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of the vessels and charges relating to the depreciation of upgrades to vessels, which are depreciated over the shorter of the vessel’s remaining useful life or the life of the renewal or upgrade.

Amortization of deferred drydock expenditure. Amortization of deferred drydock expenditure relates to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking.

Time Charter Equivalent Rates. Time charter equivalent, or TCE, rates are a standard industry measure of the average daily revenue performance of a vessel. The TCE rate achieved on a given voyage is expressed in U.S. dollars per day and is generally calculated by subtracting voyage expenses, including bunkers and port charges, from voyage revenue and dividing the net amount (time charter equivalent revenues) by the number of days in the period. In the case of time charters or pool employment the TCE will generally equal the charter rate or daily pool rate.

Revenue Days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period generally associated with repairs or drydockings. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to show changes in net voyage revenues between periods.

Operating Days. Operating days are the number of days our vessels are in operation during the year. Where a vessel is under our ownership for a full year, operating days will generally equal calendar days. Days when a vessel is in drydock are included in the calculation of operating days as we incur operating expenses while in drydock.

Commercial Pools. To increase vessel utilization and thereby revenues, we participate in commercial pools with other ship owners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each ship owner. Pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and Contracts of Affreightment, or COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers.

FACTORS YOU SHOULD CONSIDER WHEN EVALUATING OUR RESULTS

We face a number of risks associated with our business and industry and must overcome a variety of challenges to utilize our strengths and implement our business strategy. These risks include, among others, the highly cyclical tanker industry; partial dependence on spot charters; fluctuating charter values; changing economic, political and governmental conditions affecting our industry and business; material changes in applicable laws and regulations; full performance by counterparties, particularly charterers; acquisitions and dispositions; increased operating expenses; increased capital expenditures; taxes; maintaining customer relationships; maintaining sufficient liquidity; financing availability and terms; and management turnover.

RESULTS OF OPERATIONS

Revenues and TCE revenues are generally equivalent because our vessels are primarily employed on time charter contracts or in a pool. When a vessel is on time charter, the customer pays us the contract revenue, and the customer is responsible for all of the voyage expenses. When a vessel is in a pool, the pool pays us the vessel’s allocated earnings within the pool, which we record as revenue, and the pool is also responsible for the voyage expenses. The vessel’s allocated earnings in the pool are reduced to reflect the commercial management fee charged by the pool manager.

Shipowners base economic decisions regarding the deployment of their vessels upon actual and anticipated TCE rates, and industry analysts typically measure rates in terms of TCE rates. This is because under time charters the customer typically pays the voyage expenses, while under voyage charters, also known as spot market charters, the shipowner usually pays the voyage expenses. Accordingly, the discussion of revenue below focuses on TCE rates where applicable.

The following tables separately present our operating results for the three months ended March 31, 2013 and 2012 and for the years ended December 31, 2012 and 2011.

STATEMENT OF COMPREHENSIVE INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND MARCH 31, 2012

	For the Three Months Ended March 31,
INCOME STATEMENT	2013	2012	Variance	Variance (%)
Revenue	$7,275,085	6,778,739	496,346	7.3%
Operating expenses
Commissions and voyage related costs	175,736	162,891	(12,845)	-7.9%
Vessel operating expenses	3,876,809	3,670,546	(206,263)	-5.6%
Charterhire costs	—	909,389	909,389	100.0%
Depreciation	1,704,017	1,551,056	(152,961)	-9.9%
Amortization of deferred drydock expenditure	348,896	—	(348,896)	-100.0%
General and administrative expenses	662,016	721,205	59,189	8.2%

Total operating expenses	6,767,474	7,015,087	247,613	3.5%

Profit/(loss) from operations	507,611	(236,348)	743,959	-314.8%

Interest expense and finance costs	(542,536)	(996,413)	453,877	-45.6%
Interest income	881	828	53	6.4%

Loss before taxes	(34,044)	(1,231,933)	1,197,889	-97.2%

Income tax	(6,648)	(7,772)	1,124	-14.5%

Net loss	$(40,692)	(1,239,705)	1,199,013	-96.7%

Revenue. Revenue for the three months ended March 31, 2013 was $7.3 million, an increase of $0.5 million, or 7.3%, from $6.8 million for the three months ended March 31, 2012. Time charter revenue was $5.2 million for the three months ended March 31, 2013, an increase of $0.6 million, or 11.9%, from $4.6 million for the three months ended March 31, 2012. The increase primarily relates to additional revenue of $0.5 million attributable to the Ardmore Seavaliant, which was delivered to us on February 27, 2013. Pool revenue on owned vessels was $2.1 million for the three months ended March 31, 2013, an increase of $0.7 million, or 49.4%, from $1.4 million for the three months ended March 31, 2012. We chartered-in two vessels, the Hellespont Crusader and the Hellespont Commander, commencing on May 12, 2011 and July 17, 2011, respectively. These vessels were redelivered to the owner on May 29, 2012 and June 23, 2012, respectively. These chartered-in vessels contributed $0.7 million of revenue in the three months ended March 31, 2012.

Commissions and voyage related costs. Commissions and voyage related costs for the three months ended March 31, 2013 were $0.18 million as compared to $0.16 million for the three months ended March 31, 2012. Pool administration fees decreased as a result of 142 less chartering days for the three months ended March 31, 2013 due to redelivery of the two chartered-in vessels on May 29, 2012 and June 23, 2012.

Vessel operating expenses. Vessel operating expenses were $3.9 million for the three months ended March 31, 2013, an increase of $0.2 million, or 5.6%, from $3.7 million for the three months ended March 31, 2012. These costs are primarily comprised of crew, technical, lube oil, and insurance expenses. The operating expenses are based on the number of operating days in the year. Vessel operating expenses can vary from period to period due to the timing of delivery of certain stores, supplies or other operating activities. The increase in vessel operating expenses is primarily as a result of operating expenses for the Ardmore Seavaliant, which was delivered to us on February 27, 2013. Operating days for our owned vessels were 572 days for the three months ended March 31, 2013, as compared to 546 for the three months ended March 31, 2012.

Charterhire costs. Charterhire costs for the three months ended March 31, 2012 were $0.9 million. We redelivered our chartered-in vessels on May 29, 2012 and June 23, 2012. Charterhire costs of $0 were incurred for the three months ended March 31, 2013.

Depreciation. Depreciation expense for the three months ended March 31, 2013 was $1.7 million as compared to $1.6 million for the three months ended March 31, 2012. The increase is due to depreciation charges for the Ardmore Seavaliant, which was delivered to us on February 27, 2013, plus additional depreciation costs arising on upgrade costs capitalized in the latter half of 2012. Our vessels are depreciated over an estimated useful life of 25 years on a straight line basis to their residual value (scrap value). The rate used to calculate the residual value is $300 per lightweight ton. Upgrades are depreciated on a straight line basis over the shorter of the life of the upgrade or the remaining life of the vessel.

Amortization of deferred drydock expenditure. Amortization of deferred drydock expenditure for the three months ended March 31, 2013 was $0.3 million, an increase of $0.3 million from $0 for the three months ended March 31, 2012. Drydock expenditures are amortized on a straight line basis to the next scheduled drydocking.

General and administrative expenses. General and administrative expenses for the three months ended March 31, 2013 were $0.7 million flat from $0.7 million for the three months ended March 31, 2012. The majority of our general and administrative expenses are incurred in Euro and are subject to fluctuations in foreign exchange rates. We do not expect the impact of any fluctuations in foreign currency to have a material impact on our financial results.

Interest expense. Interest expense for the three months ended March 31, 2013 was $0.5 million, as compared to $1.0 million for the three months ended March 31, 2012. Interest expense on senior loan debt was $0.7 million for the three months ended March 31, 2013, flat from $0.7 million for the three months ended March 31, 2012. Amortized deferred finance fees for the three months ended March 31, 2013 were $0.1 million, flat from $0.1 million for the three months ended March 31, 2012.

Interest on our short term revolving credit facility with BMO was $0 for the three months ended March 31, 2013 as compared to $0.2 million for the three months ended March 31, 2012. Interest on drawdowns under this facility in the three months ended March 31, 2013 was capitalized as all drawdowns were used to finance vessels under construction. This facility will be cancelled upon completion of this offering.

We attribute capitalized interest to vessels under construction (“imputed interest”) in accordance with U.S. GAAP. Imputed interest was $0.2 million for the three months ended March 31, 2013, as compared to $0 for the three months ended March 31, 2012. The increase is due to large capitalized costs in relation to the newbuilds in the three months ended March 31, 2013, resulting in higher attributable capitalized interest which reduces the interest expense in the statement of comprehensive income.

Interest income. Interest income for the three months ended March 31, 2013 was $881, an increase of $53 or 6.4%, from $828 for the three months ended March 31, 2012. This increase is due to increased interest earned on our cash balances for the three months ended March 31, 2013.

Income tax. Income tax for the three months ended March 31, 2013 was $6,648, a decrease of $1,124, or 14.5%, from $7,772 for the three months ended March 31, 2012. This decrease is primarily due to savings on tonnage tax due to our re-delivery of chartered-in vessels on May 29, 2012 and June 23, 2012, which was offset by additional tonnage tax arising on the Ardmore Seavaliant which was delivered to us on February 27, 2013.

Net loss. Net loss was $0.04 million for the three months ended March 31, 2013, an increase of $1.20 million from a net loss of $1.24 million for the three months ended March 31, 2012.

STATEMENT OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011

	For the Year Ended December 31,
INCOME STATEMENT	2012	2011	Variance	Variance (%)
Revenue	$25,172,654	22,375,414	2,797,240	12.5%
Operating expenses
Commissions and voyage related costs	789,149	468,067	(321,082)	-68.6%
Vessel operating expenses	14,598,071	12,186,825	(2,411,246)	-19.8%
Charterhire costs	1,699,943	1,663,380	(36,563)	-2.2%
Depreciation	6,195,416	5,343,091	(852,325)	-16.0%
Amortization of deferred drydock expenditure	441,491	—	(441,491)	-100.0%
General and administrative expenses	2,975,139	2,599,031	(376,108)	-14.5%

Total operating expenses	26,699,209	22,260,394	(4,438,815)	-19.9%

(Loss)/profit from operations	(1,526,555)	115,020	(1,641,575)	-1427.2%

Interest expense and finance costs	(2,966,014)	(3,080,472)	114,458	-3.7%
Interest income	4,713	3,608	1,105	30.6%

Loss before taxes	(4,487,856)	(2,961,844)	(1,526,012)	51.5%

Income tax	(51,237)	(13,426)	(37,811)	281.6%

Net loss	$(4,539,093)	(2,975,270)	(1,563,823)	52.6%

Revenue. Revenue for the year ended December 31, 2012 was $25.2 million, an increase of $2.8 million or 12.5% from $22.4 million for the year ended December 31, 2011. The Ardmore Calypso and Ardmore Capella were delivered to Ardmore on June 11, 2011 and July 1, 2011, respectively. As these vessels were trading for a full year in 2012, this resulted in an increase in revenue days of 315 days. Chartering days for our chartered-in vessels was 265 for the year ended December 31, 2012, an increase of 5 days, or 2.0%, from 260 days for the year ended December 31, 2011. Time charter revenue was $17.7 million for the year ended December 31, 2012, an increase of $3.2 million, or 21.7% from $14.5 million for the year ended December 31, 2011. Pool revenue was $7.5 million for the year ended December 31, 2012, a decrease of $0.4 million as compared to $7.8 million for the year ended December 31, 2011. This decrease is due to redelivery of chartered in vessels (the Hellespont Crusader and the Hellespont Commander) that were delivered to us on May 12, 2011, and July 17, 2011, respectively.

Commissions and voyage related costs. Commissions and voyage related costs for the year ended December 31, 2012 were $0.8 million, an increase of $0.3 million, or 68.6%, from $0.5 million for the year ended December 31, 2011. Revenue days for the year ended December 31, 2012 were 2,394 days as compared to 2,074 days for the year ended December 31, 2011 an increase in hire days of 321 days, or 15.5%. Voyage costs include bunker costs associated with drydockings which were not capitalized.

Vessel operating expenses. Vessel operating costs were $14.6 million for the year ended December 31, 2012, an increase of $2.4 million, or 19.8%, from $12.2 million for the year ended December 31, 2011. These costs primarily comprise crew, technical, lube oil, and insurance expenses. The operating expenses are based on the number of operating days in the year. Operating days for our owned vessels were 2,196 days for the year ended December 31, 2012 as compared to 1,817 for the year ended December 31, 2011.

Charterhire costs. Charterhire costs were $1.70 million for the year ended December 31, 2012, an increase of $0.04 million, or 2.2%, from $1.66 million for the year ended December 31, 2011. We redelivered two chartered-in vessels in 2012 (the Hellespont Crusader and the Hellespont Commander). Chartering days were 265 days for the year ended 2012 as compared to 260 for the year ended December 31, 2011.

Depreciation. Depreciation charges were $6.2 million for the year ended December 31, 2012, an increase of $0.9 million, or 16.0%, from $5.3 million for the year ended December 31, 2011. Depreciation for the year ended December 31, 2012, on vessels which were acquired during 2011, was $1.6 million, an increase of $0.8 million from $0.8 million for the year ended December 31, 2011. Upgrades are depreciated on a straight line basis over the shorter of the life of the upgrade or the remaining life of the vessel. Our vessels are depreciated over an estimated useful life of 25 years on a straight line basis to their residual value (scrap value). The rate used to calculate the residual value is $300 per lightweight ton.

Amortization of deferred drydock expenditure. Amortization of deferred drydock expenditure for the year ended December 31, 2013 was $0.4 million, an increase of $0.4 million from $0 for the year ended December 31, 2012. The capitalized costs of drydocking are depreciated on a straight line basis to the next scheduled drydocking.

General and administrative expenses. Total general and administrative expenses were $3.0 million for the year ended December 31, 2012, an increase of $0.4 million, or 14.5%, from $2.6 million for the year ended December 31, 2011. Total personnel costs were $1.5 million for the year ended December 31, 2012, as compared to $1.4 million for the year ended December 31, 2011. A significant portion of our general and administrative costs are incurred in Euros. These expenses are susceptible to foreign currency movements between US$ and Euros. However, we do not expect the impact of any fluctuations in foreign currency to have a material impact on us.

Interest expense. Total interest expense for the year ended December 31, 2012 was $3.0 million as compared to $3.1 million for the year ended December 31, 2011. Interest costs on senior debt were $2.6 million for the year ended December 31, 2012, an increase of $0.5 million, or 24.6%, from $2.1 million for the year ended December 31, 2011. Interest costs on our revolving credit facility for the year ended December 31, 2012 were $0.5 million as compared to $0.7 million for the year ended December 31, 2011. Amortized deferred finance fees for the year ended December 31, 2012 were $0.3 million, flat from $0.3 million for the year ended December 31, 2011. Our weighted average interest rate for the year ended December 31, 2012 on senior debt was 4.1%, an increase of 0.3% as compared to 3.8% for the year ended December 31, 2011.

We capitalize interest costs that are attributable to amounts advanced for vessels under construction. Where a loan is directly attributable to vessels under construction, we capitalize this interest in full. Where we have not financed the advances for vessels under construction with a loan, we attribute capitalized interest to these amounts based on the weighted average interest rate for the period (“imputed capitalized interest”). Total imputed capitalized interest was $0.5 million for the year ended December 31, 2012, an increase of $0.5 million from $0 for the year ended December 31, 2011.

Interest income. Interest income for the year ended December 31, 2012 was $4,713, an increase of $1,105, or 30.6%, from $3,608 for the year ended December 31, 2011. This increase is due to increased interest earned on our cash balances for the year ended December 31, 2012.

Income tax. Income tax for the year ended December 31, 2012 was $51,237, an increase of $37,811, or 281.6%, from $13,426 for the year ended December 31, 2011. A valuation allowance for deferred tax of $24,341 was provided for in the year ended December 31, 2012, a $40,440 increase from the deferred tax asset of $16,099 recognized in the year ended December 31, 2011. A further decrease in income tax was realized due to timing of our chartered-in activities. This was offset by an increase in tax arising from a larger fleet as a result of deliveries of the Ardmore Calypso and the Ardmore Capella on June 11, 2011 and July 1, 2011, respectively.

Net loss. Net loss was $4.5 million for the year ended December 31, 2012 as compared to a net loss of $3.0 million for the year ended December 31, 2011.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Our primary source of funds for our short-term and long-term liquidity needs is the cash flows generated from our vessel operations. Six of our vessels are on time charter arrangements and two are employed in commercial pools. We intend to place our vessels under construction on one-year time charters or in the spot market upon delivery to us, commencing in early 2014. Time charters provide contracted revenue that reduces the volatility (rates can fluctuate within months) and seasonality (rates are generally stronger in first and fourth quarters of the year) from vessels that operate in the spot market. Two of our vessels are employed in a third party commercial pool for chemical tankers. The Pool reduces volatility because it aggregates the revenues and expenses of all pool participants and distributes net earnings to the participants based on an agreed upon formula.

The company also has a $50 million revolving credit facility with Bank of Montreal, Ireland, or the BMO Facility. This facility is primarily used for temporary financing of vessel acquisitions, installments for vessels under construction and for temporary working capital needs. At May 31, 2013 the full amount of this facility remains undrawn. We intend to repay any amount drawn on this facility in full with the proceeds of this offering. The BMO Facility will be cancelled upon completion of this offering.

We believe the cash flows from operations will be sufficient to meet our existing liquidity needs for the next 12 months.

As of March 31, 2013, our cash balance was $6.6 million, which is an $8.7 million decrease from our cash balance of $15.3 million as of December 31, 2012. This is primarily due to installment payments of $41.3 million paid in respect of vessels under construction. The cost of these installment payments was partially offset by senior debt drawdowns in respect of these vessels.

Our long term liquidity needs are met through our long term debt obligations.

Existing Senior Debt Facilities

All of the delivered vessels in our Initial Fleet plus two of the Eco-design newbuildings delivering in January 2014 (Hull S-5118 and Hull S-5119) have senior debt financing in place, none of which expire before 2018. Of the three debt facilities, two are with ABN AMRO Bank N.V. based in the Netherlands, and one is with DVB Bank SE based in Germany. The company also has a capital lease financing facility for two of the vessels with ICON Investments based in New York, USA.

In September 2012, five of our subsidiaries entered into an $81.85 million facility with DVB Bank SE (the “DVB Facility”). The amount drawn down under this facility as of March 31, 2013 is $36.85 million. Amounts drawn down were used to finance the Ardmore Seafarer, Ardmore Seamaster and Ardmore Centurion. The remaining $45 million of the facility will be used to finance the acquisition of Hull S-5118 and Hull S-5119, which are currently under construction and scheduled to deliver in early 2014. The DVB Facility bears interest at a rate 3.75% above LIBOR and it is secured by, among other things, a first preferred mortgage over the Ardmore Seafarer, the Ardmore Seamaster and the Ardmore Centurion and pledges of membership interests in the vessel-owning subsidiaries. The DVB Facility will also be secured by a first preferred mortgage over Hull S-5118 and Hull S-5119 upon delivery of those vessels and drawdown of the remaining amount of the facility.

In March 2011, three of our subsidiaries entered into a $40.5 million facility, with ABN AMRO Bank N.V. to finance the acquisition of the Ardmore Seatrader, the Ardmore Calypso and the Ardmore Capella, or the First ABN AMRO Facility. $32 million of this facility was drawn down in three separate tranches to coincide with delivery of vessel acquisitions. The remaining $8.5 million was not drawn down and is no longer available for borrowing. The tranches drawn down were for $12 million, or Tranche 1, $10 million, or Tranche 2, and $10 million, or Tranche 3, respectively. Tranche 2 and Tranche 3 were repaid in April 2013. The facility bears interest at a rate 3.25% above LIBOR and is secured by, among other things, a first preferred mortgage over the Ardmore Seatrader and pledges of membership interests in the vessel-owning subsidiaries.

In August 2011, two of our subsidiaries entered into a $48.9 million facility with ABN AMRO Bank N.V., or the Second ABN AMRO Facility. This facility was used to finance the acquisition of the Ardmore Seavaliant and the Ardmore Seaventure. The amount drawn down under this facility as of March 31, 2013 was $28.14 million. The remaining $20.7 million of the Second ABN AMRO Facility was drawn down in June 2013 to coincide with the delivery of the Ardmore Seaventure. The Second ABN AMRO Facility bears interest at a rate 3.20% above LIBOR and is secured by, among other things, a first preferred mortgage over the Ardmore Seavaliant and the Ardmore Seaventure and pledges of membership interests in the vessel-owning subsidiaries.

Two of our subsidiaries are financed under separate capital lease arrangements with affiliates of ICON Investments, or ICON Capital Leases 1 and 2. The capital leases were for an amount of $15.8 million each and the total amount of ICON Capital Leases 1 and 2 is $31.5 million. The capital lease arrangements were entered into in April 2013.

Agreements related to long-term debt obligations stated above include certain covenants. The financial covenants include:

•	corporate leverage of less than 75%;

•

minimum cash and cash equivalents based on the number of vessels owned and chartered-in and debt service requirements. The required minimum cash balance for Ardmore as at March 31, 2013 was $4,200,000;

•

the aggregate fair market value of the collateral vessels plus any additional collateral shall, depending on the facility, be no less than 125% to 150% of the debt outstanding (value maintenance covenant); and

•	net worth of not less than $45 million.

The long-term debt obligations do not impose a restriction on dividends, distributions, or returns of capital unless an event of default has occurred, is continuing or will result from such payment. Ardmore is fully compliant with all of its loan covenants at March 31, 2013.

Proposed New Facility

We have received non-binding indicative terms from our relationship banks for a proposed new credit facility (the “Proposed New Facility”) that would provide us initially with up to $235 million. Any borrowings under this credit facility or similar credit facility are intended to partially finance unfunded expenditures of our Initial Fleet and acquisitions under our Expansion Fleet.

We plan on using the net proceeds from this offering, after assessing any working capital and other general corporate expense needs, to purchase vessels that meet our strategic goals, and we may also use the Proposed New Facility and other debt facilities to finance any purchase of vessels. Since we operate in a capital intensive industry, we will be limited in our ability to purchase vessels if we are not able to issue equity or use debt financing.

CASHFLOW DATA FOR THE YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011 AND FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND MARCH 31, 2012

	For the Year Ended December 31,		For the Three Months Ended March 31,
CASHFLOW DATA	2012	2011	2013	2012
Net cash provided by operating activities	$3,985,253	397,273	$1,332,505	(183,200)
Net cash used in investing activities	(14,941,514)	(56,920,554)	(42,999,000)	(3,927,262)
Net cash provided by financing activities	$20,830,080	56,779,795	$32,907,337	3,136,169

Cash provided by operating activities

Cash flow provided by operating activities was $1.3 million for the three months ended March 31, 2013 as compared to an outflow of $0.2 million for the three months ended March 31, 2012. Net profit (after adding back depreciation, amortization and other non-cash items) was a $2.1 million inflow for the three months ended March 31, 2013 as compared to a $0.4 million inflow for the three months ended March 31, 2012. Changes in operating assets and liabilities accounted for a $0.6 million outflow for the three months ended March 31, 2013 as compared to a $0.4 million outflow for the three months ended March 31, 2012. Payments for drydock were $0.2 million in the three months ended March 31, 2013, flat from $0.2 million for the three months ended March 31, 2012.

Cash flow provided by operating activities for the year ended December 31, 2012 amounted to $4.0 million as compared to $0.4 million for the year ended December 31, 2011. Net profit (after adding back depreciation, amortization and other non-cash items) was an inflow of $2.4 million for the year ended December 31, 2012 as compared to an inflow of $2.7 million for the year ended December 31, 2011. Changes in operating assets and liabilities for the year ended December 31, 2012 accounted for an inflow of $4.6 million as compared to a $2.3 million outflow for the year ended December 31, 2011. Drydock payments of $3.0 million were made for the year ended December 31, 2012, an increase from $0 for the year ended December 31, 2011.

Cash used by investing activities

The net cash used in investing activities was $43.0 million for the three months ended March 31, 2013 as compared to $3.9 million for the three months ended March 31, 2012. Investments for vessels, vessel equipment and vessels under construction were $43.0 million for the three months ended March 31, 2013 as compared to $3.9 million for the three months ended March 31, 2012.

The net cash used in investing activities was $14.9 million during the year ended December 31, 2012 as compared to $56.9 million for the year ended December 31, 2011. Investment in vessels, vessel equipment and vessels under construction was $14.9 million for the year ended December 31, 2012 as compared to $56.8 million for the year ended December 31, 2011. In addition, $0.05 million was spent on other assets for the year ended December 31, 2012 as compared to $0.1 million for the year ended December 31, 2011. This expenditure primarily relates to expenditure on IT infrastructure and further office fit out.

Cash provided by financing activities

The net cash provided by financing activities was $32.9 million for the three months ended March 31, 2013 as compared to $3.1 million for the three months ended March 31, 2012. No equity contributions were received during these periods and all movements relate to debt facilities (both senior debt and the revolving credit facility). Debt drawn down for the three months ended March 31, 2013 relates to amounts drawn down in respect of installment payments for vessels under construction and delivery of the Ardmore Seavaliant, which was delivered to us on February 27, 2013.

The net cash provided by financing activities was $20.8 million during the year ended December 31, 2012 as compared to $56.8 million for the year ended December 31, 2011. Drawdowns in the year ended December 31, 2012 amounted to $38.7 million as compared to $32 million for the year ended December 31, 2011. Repayments of senior debt for the year ended December 31, 2012 amounted to $37.2 million as compared to $4.4 million for the year ended December 31, 2011. Our short term revolving credit facility of $30.3 million was repaid in the year ended December 31, 2012 as compared to drawdowns on this facility of $15.5 million in the year ended December 31, 2011. Additional paid in capital received from our primary shareholder was $51.3 million for the year ended December 31, 2012 as compared to $14.9 million for the year ended December 31, 2011. We also incurred costs of $1.7 million in the year ended December 31, 2012 in relation to deferred finance charges for fees associated with the DVB Facility signed in September 2012, along with commitment fees payable in respect of other financing committed for vessels under construction. Amounts incurred for deferred finance charges amounted to a $1.3 million outflow for vessels under construction for the year ended December 31, 2011.

CAPITAL EXPENDITURES

Drydock

Three of our vessels underwent drydock during 2012. Our current drydocking schedule is as follows:

As at March 31, 2013	2013	2014	2015	2016	2017	2018
Vessel Drydock Schedule (no. of vessels)	0	2	4	0	3	2

We will continue to try and ensure dockings are staggered across the fleet. As our fleet matures and expands, our drydock expenses are likely to increase. Ongoing costs for compliance with environmental regulations and society classification survey costs are a component of our vessel operating costs.

Newbuildings

We currently have four vessels on order in our Initial Fleet. We have financing in place for the first two vessels (SPP Hull S-5118 and SPP Hull S-5119) under the DVB Facility. We have letters of intent for six vessels with deliveries expected to begin in November 2014 and options for an additional two vessels, and we are currently in discussions for two newbuildings with deliveries expected to begin in November 2015 and intend to acquire two more secondhand vessels, which together we refer to as our Expansion Fleet. After giving effect to the purchase of our Expansion Fleet, we will have a total fleet of 24 vessels and we expect that 83% of our fleet will consist of MR product tankers based on cargo capacity.

Upgrades

We intend to continue our investment program for vessel upgrades where possible to maintain operational efficiency, optimum commercial performance and preservation of asset value.

Dividends

We have not paid a dividend to our shareholders to date.

CONTRACTUAL OBLIGATIONS

The following table sets forth our total obligations on vessel finance and newbuild commitments.

As at March 31, 2013	2013	FY 2014 - 2016	FY 2017 - 2019	FY 2020+	TOTAL
Vessels under construction	37,000,000	44,400,000	—	—	81,400,000
Debt	6,765,000	44,450,000	40,970,000	—	92,185,000
Interest costs (1)	2,502,870	7,616,055	2,337,713	—	12,456,638
Loan commitment fees	956,245	31,579	—	—	987,824
Office space	52,880	164,514	—	—	217,394

	47,276,995	96,662,148	43,307,713	—	187,246,856

(1)	The interest expense on our loans is variable and based on LIBOR. The amounts in the above schedule were calculated using an interest swap rate of 0.4% plus a margin of 3.80% which is the weighted average margin on our senior loan facilities.

OFF-BALANCE-SHEET ARRANGEMENTS

As of March 31, 2013, we have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital resources.

DISCLOSURES ABOUT MARKET RISKS

Operational risk

We are exposed to operating costs risk arising from various vessel operations. The key areas of operating risk include drydock, repair costs, insurance and piracy. Ardmore’s risk management includes various strategies for technical management of drydock and repairs coordinated with a focus on measuring cost and quality. Our young fleet helps to minimize the risk. Given the potential for accidents and other incidents that may occur in vessel operations, the fleet is insured against various types of risk. Finally, we have established a set of countermeasures in order to minimize the risk of piracy attacks during voyages, particularly through the Gulf of Aden and off the coast of Africa, to make the navigation safer for sea staff and to protect our assets.

Foreign exchange risk

The majority of our transactions, assets and liabilities are denominated in U.S. Dollars, our functional currency. We incur certain general and operating expenses in other currencies (primarily Euro, Singapore Dollar, Pounds Sterling) and as a result there is a transactional risk to us that currency fluctuations will have a negative effect on the value of our cash flows. Such risk may have an adverse effect on our financial condition and results of operations. We believe these adverse effects to be immaterial and have not entered into any derivative contracts for either transaction or translation risk during the year.

Interest rate risk

We are exposed to the impact of interest rate changes primarily through borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect our margins, results of operations and our ability to repay debt. Lower interest rates lower the returns on cash investments. We regularly monitor our interest rate exposure and will enter into swap arrangements to hedge our exposure where it is considered economically advantageous to do so. Our approach is to maintain hedges by matching floating-rate debt associated with our vessels to spot market rates through pool employment and participation in time charter earnings with our charterers.

Credit risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are held with Nordea Bank as at December 31, 2012. While we believe this risk of loss is low, we will keep this under review and will revise our policy for managing cash and cash equivalents if considered advantageous and prudent to do so.

We limit our credit risk with trade accounts receivable by performing ongoing credit evaluations of our customers’ financial condition. We generally do not require collateral for our trade accounts receivable.

Occasionally, we have multiple vessels employed by one charterer which may be considered a credit risk. We perform on-going evaluations of these charterers for credit risk.

Liquidity risk

The principal objective in relation to liquidity is to ensure that we have access, at minimum cost, to sufficient liquidity to enable us to meet our obligations as they become due and to provide adequately for contingencies. Our policy is to manage our liquidity by strict forecasting of cash flows arising from time charter revenue, pool revenue, vessel operating expenses, general and administrative overhead and servicing of debt.

Inflation

We do not expect inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

CRITICAL ACCOUNTING ESTIMATES

In the application of our accounting policies, which are prepared in conformity with U.S. GAAP, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities, and revenues and expenses that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The significant judgments and estimates are as follows:

Revenue recognition. If a time charter agreement exists, the rate is fixed or determinable, service is provided and collection of the related revenue is reasonably assured, we recognize revenues over the term of the time charter. We do not recognize revenue during days the vessel is offhire. Where the time charter contains a profit or loss sharing arrangement, the profit or loss is recognized based on amounts earned or incurred as of the reporting date.

Revenues and voyage expenses of our vessels operating in pool arrangements are pooled with the revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on the time charter equivalent basis, are allocated to the pool participants according to an agreed formula. The formula used to allocate net pool revenues vary among different pools but generally allocates revenues to pool participants on the basis of the number of days a vessel operates in the pool with weighted adjustments made to reflect the vessel’s differing capacities and performance capabilities. We account for our vessels share of net pool revenue on the allocated time charter equivalent on a monthly basis. Net pool revenues due from the pool are included in trade receivables.

Depreciation. Vessels are depreciated on a straight-line basis over their estimated useful economic life from the date of initial delivery from the shipyard. The useful life of our vessels is estimated at 25 years from the date of initial delivery from the shipyard. Depreciation is based on cost less estimated residual scrap value. Residual scrap value is estimated as the lightweight tonnage of each vessel multiplied by the estimated scrap value per ton. The estimated scrap value is reviewed each year.

Vessel impairment. Vessels and equipment that are “held and used” are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. When such indicators are present, a vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount. An impairment charge is recognized if the carrying value is in excess of the estimated future undiscounted net operating cash flows. The impairment loss is measured based on the excess of the carrying amount over the fair market value of the asset.

Net operating cash flows are determined by applying various assumptions regarding future revenues net of commissions, operating expenses, scheduled drydockings, expected offhire and scrap values. These assumptions are based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management takes into consideration rates currently in effect for existing time charters and estimated daily time charter equivalent rates for each vessel class for the unfixed days over the estimated remaining lives of each of the vessels. The estimated daily time charter equivalent rates used for unfixed days are based on a combination of internally forecasted rates that are consistent with forecasts provided to senior management and Board of Directors, and the trailing 10-year historical average one-year time charter rates, based on average rates published by maritime researchers. Recognizing that rates tend to be cyclical, and subject to significant volatility based on factors beyond our control, management believes the use of estimates based on the combination of internally forecasted rates and 10-year historical average rates calculated as of the reporting date to be reasonable. Estimated outflows for operating expenses and drydocking requirements are based on historical and budgeted costs and are adjusted for assumed inflation. Utilization is based on historical levels achieved and estimates of a residual value are consistent with scrap rates used in management’s evaluation of scrap value.

Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future. There can be no assurance as to how long charter rates and vessel values will remain at their current low levels or whether they will improve by a significant degree. If charter rates were to remain at depressed levels, future assessments of vessel impairment would be adversely affected.

In recent years, the market values of vessels have experienced particular volatility, with substantial declines in many of the charter-free market value, or basic market value, of various vessel classes. As a result, our vessels may have declined below those vessels’ carrying value, even though we did not impair those vessels’ carrying value under our impairment accounting policy. This is due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts.

Our estimates of basic market value assume that our vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified in class without notations of any kind. Our estimates are based on the estimated market values for our vessels that we have received from independent ship brokers, reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values and news and industry reports of similar vessel sales. Vessel values are highly volatile and as such, our estimates may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them.

The table set forth below indicates the carrying value of each of our owned vessels as of March 31, 2013 and December 31, 2012. At these balance sheets dates, Ardmore was not holding any of the vessels listed in the table below as held for sale. We believe that the future undiscounted cash flows expected to be earned by those vessels, which have experienced a decline in charter-free market value below such vessels’ carrying value, over their operating lives would exceed such vessels’ carrying values as of December 31, 2012, and accordingly, have not recorded an impairment charge.

			Carrying Value as at (1)
	Built	DWT	March 31, 2013	December 31, 2012
Ardmore Seafarer	2004	45,744	$23,471,388	$23,815,239
Ardmore Seamaster	2004	45,840	23,260,096	23,676,818
Ardmore Seatrader	2002	47,141	21,692,486	22,075,898
Ardmore Centurion	2005	29,006	19,396,403	19,561,767
Ardmore Calypso	2010	17,589	19,520,428	19,676,603
Ardmore Capella	2010	17,567	19,064,969	19,190,083
Ardmore Seavaliant	2013	49,999	39,304,706	—

			$165,710,476	$127,996,408

(1)	Carrying value includes drydock, upgrades, capitalized interest, supervision fees and other newbuilding predelivery costs of $5.7 million and $3.9 million as at March 31, 2013 and December 31, 2012, respectively.

As of March 31, 2013 and December 31, 2012, each vessel’s carrying value exceeds the basic charter-free market value. We estimate that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by $17.9 million as at March 31, 2013 and $16.5 million as at December 31, 2012. We did not impair any vessels due to our impairment accounting policy as future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed these vessels’ carrying amounts. In addition to carrying out our impairment analysis, we performed sensitivity analysis for a 10% reduction in forecasted vessel utilization and a 10% reduction in time charter rates and in each scenario the future undiscounted cash flows significantly exceeded the carrying value of our vessels.

Contingencies. Claims, suits and complaints arise in the ordinary course of our business. We provide for contingent liabilities when (i) it is probable that a liability has been incurred at the date of the financial statements and (ii) the amount of the loss can be reasonably estimated.

Financial instruments. The carrying values of cash and cash equivalents, accounts receivable and accounts payable reported in the consolidated balance sheet for those financial instruments are reasonable estimates of their fair values due to their short-term nature. The fair values of the short-term revolving credit facility and long-term debt approximate the recorded values due to the variable interest rates payable.

THE INTERNATIONAL PRODUCTS AND CHEMICAL TANKER INDUSTRY

The information and data contained in this offer document relating to the international tanker industry has been provided by Drewry Maritime Research (Drewry), and is taken from Drewry’s database and other sources. Drewry has advised that: (i) some information in Drewry’s database is derived from estimates or subjective judgments; and (ii) the information in the databases of other maritime data collection agencies may differ from the information in Drewry’s database. The Company believes that all third-party data provided in this section, “The International Products and Chemical Tanker Industry,” is reliable.

Overview

The maritime shipping industry is fundamental to international trade as the only practicable and cost effective means of transporting large volumes of many essential commodities and finished goods. The products tanker industry plays a vital link in the global energy supply chain while the chemical tanker industry is a prominent part of the global chemical industry for a number of reasons ranging from local stock imbalances, a lack of local production of a particular chemical and emerging trends in the location of petrochemical plants. Tanker markets are highly competitive, with ship charterhire rates sensitive to changes in demand for and supply of capacity, and are consequently cyclical and volatile. Tankers make up approximately one third of the world’s merchant fleet by tonnage, including product tankers, which carry refined and unrefined petroleum products and chemical tankers which carry organic and inorganic chemicals plus vegetable oils.

In broad terms, demand for commodities traded by sea is principally affected by world and regional economic conditions as well as other factors such as changes in seaborne and other transportation patterns, and changes in the regional prices of raw materials and products. Demand for seaborne transportation is a product of the physical quantity of the cargo (measured, depending on the cargo in terms of tonnes, barrels, cubic metrics or standard container size) together with the distance the cargo is carried. Demand cycles move broadly in line with developments in the global economy, with demand for oil and chemical shipping slowing significantly in the period immediately after the onset of the global economic downturn in late 2008 before recovering gradually over recent years. A total of 3.2 billion tonnes of crude oil, oil products and chemicals were moved by sea in 2012. Over the past ten years, the oil products (i.e. refined oil products) trade has grown at an average rate of 4.8%, over four times the growth rate of the crude oil trade at 0.9%, while seaborne trade in chemicals grew at approximately 4.7%. Over the past five years, the growth rates have been -1.1% for crude oil, 4.3% for oil products, and 3.0% for chemicals, albeit the growth of oil products was boosted by strong U.S. oil products imports in the mid-2000s. Current estimates for trade growth in 2013 are 3.9% for oil products trade growth and 3.6% for chemical trade growth. Recent trends in world seaborne tanker trades are summarized in the table below.

World Seaborne Tanker Trades

Year	Crude Oil		Oil Products		Chemicals		Total		Global GDP
	Million Tonnes	% y-o-y	Million Tonnes	% y-o-y	Million Tonnes	% y-o-y	Million Tonnes	% y-o-y	% y-o-y
2001	1,818	3.1%	570	2.7%	114	3.0%	2,502	3.0%	2.3%
2002	1,828	0.5%	567	-0.5%	122	7.0%	2,516	0.6%	2.9%
2003	1,937	6.0%	611	7.7%	129	5.9%	2,677	6.4%	3.7%
2004	2,043	5.5%	637	4.2%	139	8.0%	2,819	5.3%	5.0%
2005	2,076	1.6%	696	9.4%	152	9.4%	2,924	3.7%	4.6%
2006	2,086	0.5%	740	6.3%	161	5.4%	2,987	2.1%	5.3%
2007	2,102	0.8%	738	-0.3%	166	3.3%	3,006	0.6%	5.4%
2008	2,111	0.4%	793	7.5%	169	2.0%	3,073	2.2%	2.8%
2009	2,025	-4.1%	834	5.1%	172	2.0%	3,031	-1.4%	-0.6%
2010	2,066	2.0%	883	5.9%	178	3.2%	3,126	3.1%	5.2%
2011	2,075	0.5%	902	2.2%	188	5.7%	3,165	1.2%	4.0%
2012 (e)	2,095	1.0%	910	0.9%	192	2.3%	3,197	1.0%	3.2%
CAGR (2007-2012)	-1.1%		4.3%		3.0%		1.0%
CAGR (2002-2012)	0.9%		4.8%		4.7%		2.6%

(e) = provisional estimates

Source: Drewry

Supply is determined by the size of the existing fleet as measured by cargo carrying capacity. It is influenced by a variety of factors, primarily the size of the existing fleet by number and ship size, the rate of deliveries of newbuildings, scrapping, and other operating efficiency factors (for example, port congestion and vessels speed) affecting the number of ships available for charter. There are a total of 5,826 tankers sized above 10,000 dwt, with an aggregate capacity of 501 million dwt. Product tankers and chemical tankers constitute 30% of this fleet in tonnage terms but 66% in numeric terms. Product tanker and chemical tanker supply grew strongly over the period 2006 to 2011 although the orderbook has now reduced to a relatively low percentage of the fleet (12.2%) for the products tanker fleet and 4.5% for chemical tanker fleet and fleet growth has been limited over the past twelve months to between 1% and 2%, as illustrated below. Nevertheless, shipbuilding capacity remains relatively high and there is a risk of further new ordering putting delivery pressure on rates in future years and prolonging the shipping market downturn.

World Tanker Fleet(1) and Orderbook Development : May 2013

Start Year	Crude Tanker		Product Tanker		Chemical Tanker		Total
	million DWT	% y-o-y	million DWT	% y-o-y	million DWT	% y-o-y	million DWT	% y-o-y

2005	233.8	4.0%	65.7	11.0%	15.9	7.5%	317.5	5.6%
2006	249.4	6.7%	71.8	9.2%	17.7	11.1%	341.0	7.4%
2007	260.2	4.3%	78.8	9.9%	19.3	9.0%	360.5	5.7%
2008	271.1	4.2%	87.2	10.6%	21.2	9.9%	381.7	5.9%
2009	277.3	2.3%	99.0	13.6%	24.0	13.4%	402.4	5.4%
2010	292.5	5.5%	110.3	11.4%	26.5	10.6%	431.5	7.2%
2011	302.2	3.3%	116.3	5.4%	28.2	6.2%	448.7	4.0%
2012	322.5	6.7%	120.8	3.9%	29.5	4.8%	474.9	5.8%
2013 (e)	337.5	4.6%	123.0	1.8%	30.1	2.0%	492.6	3.7%
CAGR (2007-2012)	4.4%		8.9%		8.9%		5.7%
Fleet (May-2013)	343.9		124.7		30.4		501.0
Orderbook (May-2013)	35.3		15.2		1.4		52.0
% Fleet	10.3%		12.2%		4.5%		10.4%

Source: Drewry

(1)	Within the context of this report the product tanker fleet is classified as any non-specialised tanker between 10,000 deadweight tonnes (“DWT”) and 59,999 DWT, as well as coated and other “product-capable” vessels over 59,999 DWT. IMO Type 3 tankers are included in this classification, as are IMO 2 vessels above 30,000 dwt with an average tank size of greater than 3,000 cubic metres. The chemical tanker fleet includes bulk and parcel chemical tankers only. There is also a small fleet of tankers specialised for particular commodities (e.g., orange juice, asphalt & bitumen, etc.) which are included in the total tanker fleet, in addition to the sub-categories above.

The existing supply/demand balance for sea transportation capacity is the primary factor in determining charter rates. Product tanker and chemical charter rates have been generally depressed in the period after the financial crisis as a result of the global economic slowdown and a high volume of deliveries causing surplus capacity in the market but have started to show some improvements. There is also a secondhand market for ships, with vessels changing hands between owners. Although it varies between different sectors, the secondhand sale and purchase market is relatively liquid for product tankers, with vessels changing hands between owners on a regular basis. Secondhand prices are generally influenced by potential earnings and as a result by trends in the supply of and demand for capacity. Most secondhand values are currently less than a half of their levels of the market peak in 2008.

Following a very difficult 2009 and 2010, product tanker spot charter rates have improved gradually in recent years. In the first four months of 2013, clean products tanker spot earnings averaged $16,180/day, compared to an average of $8,190/day in 2009. Timecharter earnings have been subject to less volatility, remaining in the range of $12,500 to $14,500/day since the start of 2010. From a long term perspective, the ten year average for clean product spot earnings is $21,346/day while the twenty year average is $16,797/day. Spot earnings reached a high of $49,273/day and a low of $3,490/day over the last ten years. Subject to world economic development, the short term prospects for the product tanker sector look better than the crude sector, with a smaller orderbook and better trade growth prospects. However there has been an upswing in new ordering activity over the past 12 months involving designs with possible improved fuel consumption for delivery in 2014 and 2015.

The chemical tanker market has experienced significant surplus capacity since the economic downturn in 2008. This over-capacity was partly as a result of speculative newbuilding orders during the boom period prior to

2008, sometimes involving owners with relatively little experience in operating chemical tankers. During the period from 2008 to 2010, the fleet grew at historically high levels at the same time as trade growth stalled. High numbers of newbuildings continued to deliver in 2011 but there were marginal improvements in freight and charter rates as seaborne demand recovered. Over the past twelve months the market has remained generally over supplied, but with trade growth recovering to historical averages, fleet growth slowing significantly and a small orderbook in place, there is upside to the medium term outlook. In the short term the outlook is more challenging and prospects remain vulnerable to economic conditions, particularly in the Eurozone. Secondhand values are now less than half of their 2008 levels and there have been a number of chemical tanker owners experiencing financial difficulties. While there is buying interest, values may remain under pressure in the short term.

Over recent years, firm bunker prices, slow steaming and generally low freight rates have increased interest in “eco-designs.” Shipyards are marketing designs that potentially offer significant fuel consumption savings and speed flexibility which has generated interest and ordering activity. The exact commercial advantage of this new generation of vessels is still uncertain. There has also been an increased interest it retro-fit solutions and a growing requirement to meet various regulatory issues, including emissions (NOx, SOx, Carbon) and the introduction of Ballast Water Treatment (BWT) systems.

Charter Market

The charter market is highly competitive. Competition is based primarily on the offered charter rate, the location and technical specification of the vessel and the reputation of the vessel and its manager. Typically, the agreed terms are based on standard industry charter parties prepared to streamline the negotiation and documentation processes. The most common types of employment structures for a tanker are:

•

Spot market: The vessel earns income for each individual voyage and the owner pays for bunkers and port charges. Earnings are dependent on prevailing market conditions, which can be highly volatile. Idle time between voyages is possible depending on the availability of cargo and position of the vessel.

•

Contract of affreightment: Contracts of affreightment are agreements by vessel owners to carry quantities of a specific cargo on a particular route or routes over a given period of time using ships chosen by the vessel owners within specified restrictions. Contracts of affreightment function as a long-term series of spot charters, except that the owner is not required to use a specific vessel to transport the cargo, but instead may use any vessel in its fleet.

•

Time charter: A time charter is a contract for the hire of a vessel for a certain period of time, with the vessel owner being responsible for providing the crew and paying operating costs, while the charterer is responsible for fuel and other voyage costs. A time charter is comparable to an operating lease. Some time charters also have profit sharing arrangements, the details of which vary from charter to charter.

•

Bareboat charter: The ship owner charters the vessel to another company (the charterer) for a pre-agreed period and daily rate. The charterer is responsible for operating the vessel and for payment of the charter rates, irrespective of the condition of the vessel. A bareboat charter is comparable to a finance lease / capital lease.

•

Pool employment: The vessel is part of a fleet of similar vessels, brought together by their owners in order to exploit efficiencies and benefit from a profit sharing mechanism. The operator of the pool sources different cargo shipment contracts and directs the vessels in an efficient way to service these contractual obligations. Pools can benefit from profit and loss sharing effects and the benefits of potentially less idle time through coordination of vessel movements, but vessels sailing in a pool will also be vulnerable to adverse market conditions.

The type of employment arrangement is determined by customer requirements for operational involvement and range of services, along with current market conditions.

The Product Tanker Industry

Introduction

Oil has been the world’s primary energy source for a number of decades. In 2012, oil accounted for around one third of world energy consumption. Daily oil demand increased from approximately 74.7 million barrels per day (“bpd”) in 1998 to 86.5 million bpd in 2008. Demand fell to 85.5 million bpd in 2009 following the global economic recession, but returned to growth in the subsequent years reaching 89.8 million bpd in 2012. Global oil demand is projected to increase marginally in 2013, before returning to firmer growth in 2014. Proven oil reserves totaled 1,653 billion barrels at the beginning of 2012, approximately 50 times larger than 2011 production levels (according to the BP Statistical Review of World Energy June 2012). Proven reserves tend to be located in regions far from major consuming countries, which contribute to demand for shipping. One reversal of this tendency in the recent past has been the development of tight or shale oil reserves in the U.S.

While crude oil tankers transport crude oil from points of production to points of consumption, typically oil refineries in consuming countries, product tankers can carry both refined and unrefined petroleum products, including crude oil, as well as fuel oil and vacuum gas oil (often referred to as ‘dirty products’) and gas oil, gasoline, jet fuel, kerosene and naphtha (often referred to as ‘clean products’). Product tankers make up 42% of the total tanker fleet (above 10,000 dwt) in numbers terms, and are therefore a key part of the global tanker trade.

Source: Drewry

Within the context of this report, product tankers sized between 10,000 and 25,000 DWT are known as “Short-range” or SR tankers; product tankers between 25,000 to 59,999 DWT are known as “Medium-range” or MR tankers and vessels between 60,000 DWT and 120,000 DWT are referred to as “Long-range” or LR tankers. MR tankers carry the majority of the global trade of refined petroleum products transported at sea as their smaller size allows the greatest flexibility in trade routes and port access. The MR fleet can be divided into MR2, typically sized 40,000 dwt to 59,999 dwt and MR1, typically sized 25,000 dwt to 39,999 dwt and also sometimes referred to as “Handys.”

Oil Tanker Demand

Demand for oil tankers is dictated by world oil demand and trade, which is influenced by many factors including economic activity, geographic changes in oil production and consumption, oil prices, the availability of transport alternatives (such as pipelines) and inventory policies of nations and oil trading companies. Tanker demand is a product of (a) the amount of cargo transported in tankers, multiplied by (b) the distance which cargo is transported. The distance is determined by seaborne trading and distribution patterns.

Oil demand growth and the changing location of supply have altered the structure of the tanker market. Between 2003 and 2008, more than half of new crude oil production was located in the Middle East and Africa. These two regions still produced approximately 35% of global supply in 2012. However, in recent years, U.S. and Canadian crude oil production has increased, from 10.2 million bpd in 2008 to 12.9 million bpd in 2012 as a result of the development of shale oil deposits. This has reduced U.S. seaborne crude import demand, but is resulting in greater oil product volumes becoming available for export from the U.S. Gulf in particular.

Demand cycles in the oil tanker industry move broadly in line with developments in the global economy. Between 2003 and 2008, seaborne crude trade and seaborne products trade grew strongly. However, following the financial downturn, total oil demand growth slowed markedly, while global seaborne crude oil trade declined, as shown in the graph below. More positively, seaborne oil products trade firmed between 2008 and 2012. Recent trends include the contraction of U.S. seaborne crude imports and continued growth in non-OECD crude imports.

World Oil Consumption and Seaborne Oil Trades

(Percent change year on year)

(e) = estimate

Source: Drewry

In terms of tonne-mile demand, a notable shift in the patterns of world refining over the last five years has been the shift towards crude oil producing regions growing their refinery capacity, just as poor margins cause closures in the developed world’s major consumers of products, notably in Europe and on the U.S. East Coast.

In particular, in recent years there has been a trend towards increased oil product imports into South American, African and Asia Pacific countries (excluding China and India, countries whose oil imports growth primarily relates to crude rather than products). Increased exports from the U.S. have been a significant trend, with the largest proportion going to satisfy growing South America demand for the consumption of oil products. Other U.S. exports have been moving transatlantic into Europe, where local refinery shutdowns have supported import demand.

Regional Refinery Capacity

(changes in capacity y-o-y : million bpd)

Source: Drewry

Elsewhere, the large export-oriented refinery at Jamnagar on the west coast of India has already provided additional shipment volumes of around 0.6m bpd since its start-up in 2009. Several refineries in the Arabian Gulf are due online in the coming years, including those at Jubail (Q3 2013, 0.4 million bpd capacity), Yanbu (Q3 2014, 0.4 million bpd) and Jizan (planned for 2016, potentially 0.4 million bpd) in Saudi Arabia and at Ruwais (2014, 0.4 million bpd expansion project) and Fujairah (2016, 0.2 million bpd) in the UAE. It is already apparent that the closures of refining capacity in the developed world are prompting longer haul imports to cater for product demand, for instance on routes such as West Coast India to the U.S. eastern seaboard. Any concerted global economic recovery in combination with these new start-ups in the Arabian Gulf could prompt further growth in long-haul imports from this region. Furthermore, the Yanbu and Jizan projects in particular are expected to produce significant amounts of low-sulphur fuels, which will become increasingly in demand in the tightening regulatory environment. These developments may benefit a mixture of LR and MR sized vessels.

Oil Product Imports—Major Growth Regions

(Million bpd)

Source: Drewry

Refinery closures close to consuming regions elsewhere in the world could also help to support product import demand. For example, in Australia, where trade from Singapore is expected to become increasingly important to compensate for the conversion of local producing refineries into storage depots. This would be part of a general increase in intra-Asian trade which is already boosting product tanker demand, something which may be further supported by expected closures in Japan (a result of new government standards).

This type of growth is generally of benefit to “MR” sized tankers, the workhorses of medium-haul products trades, in addition to their mainstay trades such as gasoline movements across the Atlantic from Europe into the U.S. MR2 vessels offer the flexibility of being sufficiently small to enable access to a diverse range of ports and are also popular with oil traders given this flexibility and ability to deal with the most common parcel sizes.

Nevertheless, there are some areas of demand which are less positive: growing U.S. oil production has reduced demand on, for instance, the trade from the Caribbean to the U.S. East Coast. A number of refineries in the Caribbean have been forced to close in light of poor refining margins. However, this is being compensated for by the growth in developing Asian and South American requirements.

Oil Product Exports—Major Growth Regions

(Million bpd)

Source: Drewry

Much of the increase in South American import requirement is being catered for by growing exports from the U.S. The adjacent graph shows how U.S. exports of products have grown in recent years. Moderating domestic oil demand has combined with greater availability of crude feedstock (due to increased U.S. domestic crude oil production from tight oil and offshore) to make larger-scale exports feasible, particularly of middle distillates from the U.S. Gulf. In light of the projected growth in U.S. crude oil production, and strong demand growth in South America combined with increasing long-haul flows to Asia, this is a trend which seems likely to continue.

Largely as a result of the growth in trade routes due to refinery developments, product tonne-miles are projected to increase by 3.9% year-on-year in 2013, following growth of 3.2% over the past five years, 5.3% over the past ten years and 4.1% over the last twenty years. The growth rate of oil products trade has exceeded that of crude oil in eight of the last ten years, and is projected to do so again in 2013. Growth is also more consistent and less volatile than crude oil trade. Continued growth at these historical levels is feasible but will be subject to global economic development and a continuation of the trade and refinery trends of recent years.

Oil Tanker Supply

The global oil tanker fleet is generally divided into six major categories of vessels, based on carrying capacity. In order to benefit from economies of scale, tanker charterers transporting crude oil will typically charter the largest possible vessel, taking into consideration port and canal size restrictions and optimal cargo sizes. The major types of crude and products tankers are shown in the following table.

Crude and Product Tanker Vessel Types

Class of Tanker	Cargo Capacity (DWT)	Typical Use
Ultra Large Crude Carriers (“ULCCs”)	> 320,000	Long-haul crude oil transportations from the Middle East Gulf to Northern Europe (via the Cape of Good Hope), to the Far East and to the U.S. Gulf.
Very Large Crude Carriers (“VLCCs”)	200,000-319,999
Suezmax	120,000-199,999	Medium-haul crude oil transportations from the Middle East and West Africa to the United States and Europe.
Aframax	80,000-119,999	Short- to medium-haul crude oil and refined petroleum products transportations from the North Sea or West Africa to Europe or the East Coast of the United States, from the Middle East Gulf to the Pacific Rim and on regional trade routes in the North Sea, the Caribbean, the Mediterranean and the Indo-Pacific Basin.
Panamax	60,000-79,999	Short- to medium-haul crude oil and refined petroleum products transportations worldwide, mostly on regional trade routes.
MR2	40,000-59,999	Flexible vessels involved in medium-haul petroleum products trades both in the Atlantic Basin and the growing intra-Asian/Middle East/ISC trades.
MR1	25,000-39,999
SR	10,000-24,999	Short-haul of mostly refined petroleum products worldwide, usually on local or regional trade routes.

                Source: Drewry

The world tanker fleet (of 10,000 DWT and above) expanded from 277.6 million DWT at the beginning of 1999 to 492.6 million DWT at the start of 2013. As of May 2013, the fleet stood at 5,826 ships of 501.4 million DWT. Within this, ships can be considered to be one of four types: crude oil tankers (1,875 vessels), oil products tankers (2,446 vessels), chemical tankers (considered separately; 1,438 vessels) and specialised tankers (67 vessels). The breakdown of the crude, products and chemical components of the fleet is illustrated in the table below.

The World Tanker Fleet(1): May 2013

Class of Tanker	Size (DWT)	Fleet		% share of DWT	Average Age (Years)	% 20+ yrs*
		Number	million DWT
UL/VLCC	200,000+	621	190.3	37.9%	7.6	2%
Suezmax	120,000-199,999	490	75.8	15.1%	7.7	3%
Aframax (Uncoated)	80,000-119,999	666	71.2	14.2%	9.0	6%
Panamax (Uncoated)	60,000-79,999	98	6.8	1.4%	11.2	12%
Crude Tankers		1,875	344.0	69%	8.3	4%
Aframax (Coated, LR2)	80,000-119,999	246	26.5	5.3%	7.0	5%
Panamax (Coated, LR1)	60,000-79,999	319	23.3	4.7%	6.2	2%
MRs	25,000-59,999*	1,629	71.4	14.2%	9.1	10%
Product Tankers 25,000 dwt +		2,194	121.2	24%	8.4	8%
SRs	10,000-24,999	252	3.8	0.8%	18.1	40%
Chemical Tankers	10,000 dwt+	1,438	30.4	6.1%	8.1	6%
Specialised Tankers	10,000 dwt+	67	2.0	0.4%	13.5	16%
Total	10,000 dwt+	5,826	501.4	100.0%	8.8	8%

(1)	Fleet definitions as before; % 20 yrs plus is based on the number of ships

Source: Drewry

The 2,446 product tankers make up 42% of the fleet in numeric terms and are operationally critical to the oil tanker market. MRs are considered the “workhorses” of the fleet. The overall tanker fleet has expanded at a compound annual growth rate (CAGR) of 5.7% over the past five years, with the product tanker fleet growing by a CAGR of 8.9% per year. However, growth in the product tanker fleet is expected to slow to 1.8% in 2013, the lowest growth rate since 2003. Fleet growth comprises new vessels delivered less vessels scrapped (there are occasionally other changes, such as losses, or conversions to/from other vessel types).

Newbuilding demand is affected by prices in relation to current and anticipated charter market conditions. The orderbook indicates the number of known confirmed shipbuilding contracts and is indicative of how global vessel supply will develop in the next few years. As of May 2013, the world tanker orderbook for all vessels above 10,000 DWT was 52.0 million DWT. The orderbook as a percentage of the existing fleet for all tankers above 10,000 DWT) was 10.4%, having declined from a high of 49% in 2008. The equivalent numbers for the product fleet were 12.2% compared to 59% in 2007 whilst for the MR1/2 product tanker subset, the orderbook is 14.7% of the fleet, down from just over 50% in 2007.

In recent years the orderbook has been affected by the non-delivery of vessels. Current estimates suggest that in 2012, approximately 35% of scheduled vessels across the entire tanker orderbook scheduled for delivery in 2012 did not deliver during the year. The equivalent figure for the product tanker fleet specifically is 37%, but with MR-sized tonnage the figure has been higher. Some of the non-delivery was as a result of delays, either through mutual agreement or through shipyard problems, whilst some was due to vessel cancellations. Slippage and non-delivery is likely to remain an issue going forward and will continue to moderate fleet growth.

Conversely, further newbuild contracting could increase future supply. For example, the size of the MR product tanker orderbook has grown from 187 at the start of 2012 to 215 vessels by late May 2013, following 95 contracts and 81 deliveries. However, in the short term shipbuilding capacity could be a constraining factor to supply growth, with limited availability reported in major MR building shipyards for the next few years. Many of the traditional builders of MR-sized product tankers have filled their orderbooks into the medium term as a result of recent ordering activity. The more limited availability of bank finance from traditional European lenders has also been a constraining factor to newbuilding ordering to a certain extent.

World Crude Oil and Product Tanker Orderbook(1): May 2013

Class of Tanker	Size (DWT)	Orderbook			Orderbook Delivery Schedule (No. ships)
		Number	million DWT	% Fleet*	2013	2014	2015	2016
UL/VLCC	200,000+	66	20.9	11.0%	30	30	6
Suezmax	120,000-199,999	62	9.6	12.6%	33	14	10	5
Aframax (Uncoated)	80,000-119,999	39	4.3	6.0%	16	16	7
Panamax (Uncoated)	60,000-79,999	7	0.5	7.7%	6	1
Crude Tankers		174	35.3	10.3%	85	61	23	5
Aframax (Coated, LR2)	80,000-119,999	26	2.9	11.1%	3	14	8	1
Panamax (Coated, LR1)	60,000-79,999	23	1.7	7.2%	11	8		4
MRs	25,000-59,999*	215	10.5	14.7%	70	111	28	6
Product Tankers 25,000 dwt +		264	15.1	12.5%	84	133	36	11
SRs	10,000-24,999	5	0.1	2.2%	5
Chemical Tankers	10,000 dwt+	57	1.4	4.5%	40	10	3	4
Specialised Tankers	10,000 dwt+	5	0.1	4.8%	4	1
Total	10,000 dwt+	505	52.0	10.4%	218	205	62	20

(1)	Fleet definitions as before

Source: Drewry

The level of scrapping activity is a function primarily of the age profile of the fleet, scrap prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. Tanker demolition (above 10,000 DWT) stood at 3.0 million DWT in 2006, its lowest level since 1991. However, the onset of the recession saw an increase in scrapping, with tanker demolition averaging 7.7 million DWT per annum between 2007 and 2011. This reflected the downturn in the freight market, making demolition more attractive for some owners. In 2012, a total of 131 vessels of a combined 11.6 million DWT were sold for scrap (2.4% of the fleet at the start of 2013 in deadweight terms), of which 57 (3.0 million dwt) were product tankers. 9% of the MR1/2 products fleet (in deadweight terms, representing 166 ships) is now over twenty years old.

On the basis of current trends in delivery and demolition, it is expected that the overall products fleet will grow by 1.8% in 2013, with higher growth in the MR1/2 sector (25,000-59,999 dwt). Recent developments in the fleet are shown below:

Crude & Product Tanker Fleet(1) Development

(Million dwt—start of year)

(1)	Fleet definitions as before

Source: Drewry

The overall comparison between supply growth and demand growth can be seen in the graph below:

Product Tanker Supply and Demand

(Percent change year on year)

Source: Drewry

The Product Tanker Market

Between 2003 and 2007, the differential between demand and supply for tankers remained narrow and rates were generally very firm. Following the recession, tanker demand slowed, coinciding with substantial tonnage entering the fleet, driving earnings down. Although crude demand was relatively resilient in 2009 and 2010, helping crude tanker rates to remain steady while product tanker rates remained weak. This situation was reversed in 2011 and 2012, with crude tanker demand softening while product tanker demand firmed. Furthermore, downward pressure was exerted on the crude tanker sector, as crude tankers ordered before the recession and in 2009 continued to be delivered into the fleet. The following graph shows the historical development of benchmark timecharter rates and average MR spot earnings based on a range of the most commonly-traded routes.

Three of our MR product tankers (the Ardmore Seafarer, the Ardmore Seamaster and the Ardmore Seatrader) were delivered to us between July 2010 and December 2010 and have been employed in the time charter market from delivery for periods of between one and three years. The time charter rates have improved since 2010 which led to an improvement in the revenues for our MR product tankers as the old time charters expired and the new time charters were negotiated. In addition to the time charterers, we entered into two TC Invest arrangements for the Ardmore Seafarer and the Ardmore Seatrader which allowed us to participate in the profits / (losses) arising on the vessels employment in the charterers pool. This arrangement gave us exposure to the spot market which experienced a number of low points during this period which had a negative impact on our revenues. Our two Eco-design vessels (the Ardmore Seavaliant and the Ardmore Seaventure) were delivered to us in February and June 2013. These vessels are employed on one year time charters at improved rates to our other MR product tankers indicating that the market is improving. We believe that the charter market for MR product tankers is improving and we believe that there is reasonable expectation that rates will continue to improve over the next few years in line with expected global economic growth.

MR Tanker Freight Rates—Spot and Timecharter

(US$ Per Day)

Source: Drewry

Oil tanker asset values have also fluctuated over time, and there is a relationship between changes in asset values and the charter market. Newbuilding prices increased significantly between 2003 and 2007 primarily as a result of increased tanker demand. Current newbuilding prices are significantly below the peaks reported at the height of the market in 2008. Contracting activity in 2011 and 2012 was limited due to low freight rates, the poor market outlook and difficulties in securing financing.

The secondhand sale and purchase market has traditionally been relatively liquid, with tankers changing hands between owners on a regular basis. Secondhand prices peaked over the summer of 2008 and have since declined. The following graph shows the long term historical development of newbuild, five year old and ten year old secondhand asset prices.

MR Tankers Asset Prices

(US$ Millions)

Source: Drewry

Turning to the product tanker charter market, over the first four months of May 2013, clean product tanker spot earnings averaged $16,180/day, compared to a ten year average of $21,346/day and a spot market high of $49,273/day in January 2006.

The estimated five year timecharter rate for an MR was $15,500/day in May 2013, whilst the benchmark one year timecharter rate was $14,500/day. It should be noted that these rates are based on a standard “MR” built circa 2010, and there is some evidence that more-recently built vessels constructed to particularly fuel-efficient “Eco” specifications are currently able to achieve an additional premium on these levels of up to 10%. The market high for the one year timecharter rate was reached in November 2005 at $30,500/day.

Five year old MR prices are currently estimated at $25 million while those for fifteen year old vessels are estimated at $10 million. These figures compare to levels above $50 million for a newbuild and 5 year old during mid-2007 to early 2008. The following table summarises the trend in freight rates and asset prices for MR tankers.

MR Product Tankers: Timecharter and Asset Value Summary

	Spot Earnings	Timecharter (US$/day)		Asset Prices (US$ million)
		1 Year	3 Year	Newbuild	5 Year Old
2001	20,347	18,870	17,115	28.8	24.5
2002	11,644	13,325	13,428	26.4	20.4
2003	17,562	14,720	13,773	29.4	25.7
2004	27,756	18,994	16,592	36.5	33.6
2005	28,853	26,029	21,841	43.2	44.2
2006	25,542	27,000	22,298	45.8	46.7
2007	23,669	25,904	23,288	49.6	50.4
2008	21,168	23,481	22,322	51.7	49.1
2009	9,071	15,231	15,870	40.0	28.2
2010	10,560	13,160	14,175	35.5	27.0
2011	10,545	13,668	14,538	35.6	29.0
2012	10,505	13,514	14,389	34.0	24.9
May-2013	14,289	14,450	14,850	33.5	25.0
5 Year Avg (1)	12,363	15,801	16,251	39.4	31.6
5 Year Peak	29,490	25,000	23,500	53.5	54.0
5 Year Trough	4,146	11,500	12,500	28.0	22.0
10 Year Avg (2)	18,525	19,158	17,899	40.1	35.9
10 Year Peak	42,693	32,000	24,000	53.5	54.0
10 Year Trough	4,146	11,500	12,500	28.0	22.0
20 Year Avg (3)	15,660	16,922	16,599	35.0	29.2
20 Year Peak	42,693	32,000	24,000	53.5	54.0
20 Year Trough	4,146	10,750	11,750	25.5	19.8

(1) 2008-2012: (2) 2003-2012: 1993-2012 except Timecharter rates which are based on a 19 year average

Source: Drewry

The Chemical Tanker Industry

Introduction

The world chemical industry is one of the largest and most diversified industries in the world with more than 1,000 large and medium-sized companies manufacturing over 70,000 different product lines. Although most specialist chemicals are used locally, world trade is becoming an increasingly prominent part of the global chemical industry for a number of reasons ranging from local stock imbalances to a lack of local production of a particular chemical. In broad terms, seaborne trade growth in chemicals has tracked trends in economic activity and globalization.

The seaborne transportation of chemicals is technically and logistically complex compared to the transportation of crude oil and oil products, with cargoes ranging from hazardous and noxious chemicals to products such as edible oils and fats. Consequently, the chemical tanker sector comprises a broad array of specially constructed small and medium sized tankers designed to carry chemical products in various stages of production. Chemicals are generally transported in “parcels” of 2,000 tonnes to 6,000 tonnes. If chemical tankers of this size were used, freight costs over large distances would be prohibitively high. The alternative is to ship the cargo in a larger “parcel tanker” designed to carry many small parcels within a single ship and over the last 30 years a sophisticated transport system has developed to handle small bulk parcels.

In broad terms, there are four major categories of chemicals traded by sea:

•

Organic chemicals: Primarily olefins and aromatics. Organic chemicals account for approximately 50% of chemical tanker cargoes. The U.S. is the largest exporter, accounting for 25% of exports. The major chemicals in this area are specialised products of oil refineries, and are intermediary steps in chemical processes which produce plastics for use in the manufacturing industries, or artificial fibres (for example, paraxylene is an intermediate step in the production of polyester).

•

Inorganic chemicals: These encompass chemicals derived from a mineral base such as caustic soda, phosphoric and sulphuric acids amongst other acids. These inorganic chemicals are used in industrial chemical processes which require the presence of a strong acid or alkali (in the case of caustic soda). In total, their movement accounts for around 15-20% of seaborne chemical tanker trade.

•

Vegetable oils and animal fats: These are primarily edible oils, such as soybean oil or palm oil. These oils and fats are used as surfactants, either industrially or in the production of soaps and other cleaning products. These account for approximately 30% of total chemical tanker employment.

•

Other Cargos – principally Molasses, and Biofuels/Ethanol: This is becoming an increasingly important trade for chemical tankers as various countries implement requirements for blending into motor fuels.

Given the industrial usage of the chemicals described above, in producing products for the global manufacturing industries, demand for these chemicals, and as a result demand for the seaborne transport of them, is well-correlated with the fortunes of global GDP.

Chemical Tanker Demand

The seaborne trade in chemicals is characterized by a wide range of individual cargos and a relatively regionalized structure compared to the crude and products tanker industry. Given this geographical complexity and the diversity of cargoes involved, estimating the overall seaborne trade in chemicals is difficult and varies greatly depending on how they are categorised.

World Seaborne Chemical Trades

(Million Tonnes)

(e)= provisional estimate

Source: Drewry

The U.S. is the largest exporter of organic chemicals, accounting for approximately 25% of all exports. The four organic chemicals most frequently traded by sea are methanol, styrene, benzene and P-xylene. The inorganic chemical trade accounts for approximately 15-20% of total seaborne chemical carrier employment. They are not geographically traded as widely as the organic chemicals are. They also present several transport problems: not only are they very dense, they are also highly corrosive. They must consequently be carried in tanks coated with stainless steel, rubber or acid proof paints. The seaborne trade in vegetable oils and animal fats accounts for approximately 30% of total chemical carrier employment. Palm oil accounts for about half of this, with the next top two commodities in this sector traded by sea being soybean oil and sunflower seed oil.

From a regional perspective, activity is focused on three main geographical areas. Europe is a mature, established producing region, contributing over one quarter of total production. Much of Europe’s production serves domestic requirements. This manifests itself in increased demand for short-sea services, rather than deep-sea service. North American (predominantly the U.S.) manufacturers produce approximately one fifth of the major chemical products in the world. Although the majority of the United States’ production is for domestic use, particularly where gasoline additives are involved, the country produces levels above domestic requirements, which results in significant export volumes.

A large proportion of the United States’ organic chemical exports go to South East Asia. Conversely, more than half of their organic chemical imports originate from Latin America. Asia-Pacific produces, in aggregate, about one-half of chemicals globally per year. In the more developed countries such as Japan, production is supported largely by domestic chemical feedstock requirements, although much output goes to exports (mostly intra-Asian). China and Southeast Asian production is similar in structure, although chemical manufacturing here is in an earlier, faster-growing stage of development. There is also a sizeable market for imports from the Middle East, North America, Europe and Australia, which increases demand for seaborne trade.

One potentially significant factor which could affect the chemicals industry is the development of shale gas production in the U.S. This is pushing down the price of ethane, the favoured feedstock for petrochemicals producers, and so reducing the cost of the whole chemical production chain in the U.S. Ethylene cracker utilization has improved, and given new start-ups planned, chemical industry sources have suggested that there could be an increase in ethylene production levels of up to 35% by mid-decade. Ethylene is a precursor for many of the organic chemicals shipped by sea, so increased production of it could well result in increased availability of downstream chemical products for export from the U.S.

World GDP and Seaborne Chemical Trade

(Annual growth rates)

Source: Drewry

According to preliminary statistics, the global seaborne chemical trade is estimated to have totaled just over 192 million tonnes in 2012, up by approximately 2.3% on 2011. Trade has grown at a compound annual growth rate of 3.0% over the last five years but this includes a reduction in trade in 2008 and relatively sluggish growth in 2009 and 2010 following the onset of the global economic downturn. The longer term growth rate has averaged closer to 4.2%.

Moving forward, the volume of chemicals moved by sea will be influenced by world economic development given the strong correlation between GDP and industrial production growth and seaborne trade in chemicals.

Chemical Tanker Supply

Chemical tankers are characterised mainly by cargo systems which are technically more sophisticated than those found in conventional oil and product tankers. Since chemical tankers are often required to carry many products which are typically hazardous and easily contaminated, cargo segregation and containment is important.

The IMO regulates the carriage of chemicals by sea, dividing potentially dangerous cargoes into three categories, typically referred to as IMO Type 1, 2 and 3. IMO conventions govern the requirements for particular tanks to be classified as each grading, which the pertinent features of each tank being the internal volume and its proximity to the sides and bottom of the vessel’s hull.

Since January 2007, chemical tanker cargoes have been reclassified under a new system set out in the revised 2004 Amendments to MARPOL Annex II for the Control of Noxious Liquid Substances (NLS) Carried in Bulk and the International Bulk Chemical (IBC) Code. The code applies to all chemical tankers irrespective of size, and to all ships carrying non-oil liquids or NLS. The effect of the reclassification has been to tighten the regulations regarding simple oil products tankers carrying specialised chemical cargoes. Chemical parcels are now rated X, Y, Z and OS (“other substances,” which are deemed harmless). The result is a new system with just eight harmless (OS) substances; coal slurry, clay slurry, water, apple juice, dextrose solution, glucose solution, molasses and kaolin slurry. Every other X, Y and Z cargo is assigned an IMO vessel type for its safe carriage. There are 18 cargoes the carriage of which is restricted to IMO Type 1 classified vessels. The majority of cargoes (category Y) require IMO Type 2 vessels, including vegetable oils and palm oils. One concession to the IBC code regulations is an allowance that IMO Type 3 tankers may carry edible oils, an exemption introduced because of the tendency for such cargoes to be shipping in large bulk parcels. This often requires ships of up to ‘MR’ size, and at the point of the regulatory change, there were very few such large tankers with IMO Type 2 graded tanks. Despite this exemption, these vessels are not ‘true’ chemical tankers in the general sense of the word, and are not able to carry other IMO 2 cargoes.

The following schematic shows the overall structure of the chemical tanker market.

If the tanker fleet is split by IMO Type grading there are 2.2 million dwt of IMO Type 1, 40.8 million dwt of IMO Type 2 and 33.0 million dwt of IMO Type 3. Over the past ten years however, the majority of medium range (MR) product tankers have also been built with IMO 3 capability and while these vessels can occasionally trade in chemicals, they generally do not do so, with the exception of bulk edible oil cargoes. As well as defining the chemical tanker fleet in terms of their IMO type, it is also possible to separate them according to their degree of tank segregation and tank size as detailed below. Therefore the classification as detailed below better reflects the size of the chemical fleet, albeit there is “swing” tonnage and some interchange ability.

•

Chemical parcel tankers: Over 75% of the tanks are segregated with an average tank size less than 3,000 cbm and/or stainless steel tanks. A typical parcel tanker might be 20,000 dwt and have twenty fully segregated tanks which are stainless steel.

•

Chemical bulk tankers: Vessels with a lower level of segregations to tanks (below 75%) and an average tank size below 3,000 cbm and not stainless. In addition this category also includes all other tankers below 30,000 dwt with IMO grade 2 (those vessels above 30,000 dwt with larger than 3,000 bm tanks are included in the product tanker fleet). A typical chemical bulk tanker might be 17,000 dwt with 16 tanks but 8 segregations and be IMO 2.

The following table shows the chemical fleet split by this segmentation.

World Chemical Tanker Fleet(1) by Ship Type : May 2013

Type	Size (DWT)	Fleet		Average Age	Avg. Tanks	Avg. Segs	% Stainless	% 20+yrs	% 25+yrs
		Number	m DWT
Parcel		1,008	21.6	8.1	20	20	55%	5%	3%
	30,000+	218	8.5	10.0	27	27	55%	11%	6%
	10,000-29,999	790	13.1	7.6	18	18	55%	4%	2%
Bulk		430	8.8	7.9	13	7	0%	8%	3%
	30,000+	67	3.0	8.9	16	11	0%	7%	3%
	10,000-29,999	363	5.8	7.7	13	6	0%	8%	4%
Total		1,438	30.4	8.1	18	16	39%	6%	3%

Fleet definitions as before

Source: Drewry

Chemical tanker fleet growth averaged nearly 9% per year during the period 2007 to 2012 and the fleet consisted of 1,438 vessels of 30.4 million DWT in May 2013. This generated significant surplus capacity, especially following the 2008 economic slowdown. However, fleet growth is expected to fall to 2.0% in 2013 and the orderbook has fallen to 4.5% of the fleet.

World Chemical Tanker Orderbook(1) by Ship Type: May 2013

Type	Size (DWT)	Orderbook			Orderbook Delivery Schedule (No. ships)
		Number	million DWT	% Fleet	2013	2014	2015	2016
Parcel		42	1.1	5%	25	10	3	4
	30,000+	17	0.6	8%	9	1	3	4
	10,000-29,999	25	0.5	4%	16	9
Bulk		15	0.2	3%	15	0	0	0
	30,000+	0	0.0	0%
	10,000-29,999	15	0.2	4%	15
Total		57	1.4	5%	40	10	3	4

(1) Fleet definitions as before

Source: Drewry

With an orderbook of 5% of the fleet in the chemical parcel sector and 3% in the chemical bulk fleet, fleet growth is expected to remain at moderate levels over the next few years.

Chemical Tanker Fleet Development by Ship Type

(Million dwt—start of year)

Source: Drewry

Ownership of the fleet is relatively consolidated around a few big players. Whilst more than 400 companies own vessels within the segment, 37% of the deadweight capacity is owned by the top 20 companies, despite the fact that the one of the companies in the top 20 only owns nine ships.

At any point in time, the level of scrapping activity is affected by, among other factors, current and expected charter rate conditions, scrap prices, the age profile of the fleet, the levels of secondhand values in relation to scrap values, as well as operating, repair and survey costs and the impact of regulations. In 2012 there were approximately 17 parcel and bulk ships demolished with an average age of 25 years. 2.9% of the parcel fleet (29 ships) and 3.5% of the bulk fleet (representing 15 ships) is currently over 25 years of age.

Chemical tanker newbuilding activity has been relatively restrained since the downturn, with just 12 chemical parcel and one chemical bulk tanker contracts placed over the four years 2009-2012 immediately post-downturn. Chemical tankers are relatively complex vessel types to build and this increases the barriers to entry for shipyards and the pool of yards that owners are willing to consider is small. One of the major builder countries of chemical tankers is Japan, where yards have a relatively high cost base.

Chemical Tanker Supply and Trade Growth

(Percent change year on year)

Source: Drewry

The Chemical Tanker Market

Chemical tanker charter rates and vessel values for all chemical tankers are influenced by the supply of, and demand for, chemical cargo carrying tanker capacity. The demand for tanker capacity is primarily determined by demand for chemicals and also by the distance that the chemicals are to be moved by sea. Demand for chemicals is affected by, among other things, general economic conditions (including increases and decreases in industrial production and transportation), chemical prices, feedstock costs and chemical production capacity. The supply of chemical tanker capacity, measured by the amount of suitable tonnage available to carry chemicals, is determined by the size of the existing fleet, the number of newbuilding chemical tankers on order, the scrapping of older tankers and the number of tankers in storage, drydocked, awaiting repairs or otherwise not available for commission (collectively, “laid-up”).

The chemical tanker market is a niche, mainly industrial shipping sector in which over half of all business is conducted through Contracts of Affreightment (“COAs”). Timecharters make up approximately 5% and spot cargoes cover the rest. Spot cargoes are paid for on a lump sum or U.S. dollar per tonne basis. These factors make it difficult to produce an analysis of the whole market. Following a general firming in rates throughout 2010 and 2011 after the collapse in 2009, freight rates on most major trade lanes declined during 2012 as market sentiment eroded. Although there was a recovery at the end of 2012, it is important to note that although rates remain relatively higher than the lows recorded in late 2008 and 2009, owners’ returns are currently being eroded by the higher bunker price environment. This makes the current rate levels notably weaker than they might first appear in terms of the historical context.

Two of our chemical tankers (the Ardmore Calypso and the Ardmore Capella) were delivered to us mid-2011 and have been employed to date in commercial chemical pools. The Ardmore Centurion was delivered to us in December 2010 and has been employed in commercial chemical pools from December 2010 to December 2011 and under time charters with profit sharing arrangements from December 2011 to date. As pool TCE rates are derived from the spot market, we were exposed to the volatility in spot market. The rates for chemical tankers were low in 2010 and 2011 which had a negative impact on our revenues. However, the rates improved in late 2012 indicating the market is improving. We believe that there is reasonable expectation that rates will continue to improve over the next few years in line with expected global economic growth.

Chemical Tanker Spot Rates

(5,000 mt parcels—Easy chemicals—US$/Tonne)

Source: Drewry

In terms of timecharter rates (in a timecharter the charterer is responsible for bunker costs), levels have declined by around 40% since early 2008. However rates have been fairly flat since 2010 at these depressed levels. For example, it is estimated that at the start of May 2013, a 20,000 DWT stainless steel vessel would achieve a one year charter rate of approximately $13,500/day, after a small improvement during the second quarter. Rates for smaller IMO 2 vessels are also assessed to have firmed very slightly in recent months, to around $8,500/day.

As in other shipping sectors, chemical tanker sale and purchase values show a relationship to the charter market and newbuilding prices. Newbuilding prices are influenced by shipyard capacity and increased steel prices; secondhand vessel values may vary because of the country of construction and the level of outfitting of such vessels. Although there has been a relatively high level of activity in recent years, chemical vessels can be difficult to market to buyers due to complexity of operations in the chemical and they may not always achieve their initial newbuilding premium. Newbuilding price trends in the chemical tanker sector are more difficult to track than MRs due to the lower volume of ordering and variation in specification, however prices are generally 30% to 40% lower than at the market peak in early 2008. Similarly, in the secondhand market, asset values have fallen by nearly 50% since 2008. Recent developments in the asset prices of five year old chemical tankers are illustrated in the following graph.

Chemical Tankers—Indicative Secondhand Prices

(US$ Million)

Source: Drewry

BUSINESS

Our Company

We are Ardmore Shipping Corporation, a company incorporated in the Republic of the Marshall Islands. We provide seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with our modern, fuel-efficient fleet of mid-size product and chemical tankers. Our fleet consists of 12 vessels including eight in operation and four on order with deliveries expected to begin in January 2014, which together we refer to as our Initial Fleet. In addition, we have letters of intent for six vessels with deliveries expected to begin in November 2014 and options for an additional two vessels, and we are currently in discussions for two newbuildings with deliveries expected to begin in November 2015 and intend to acquire two more secondhand vessels, which together we refer to as our Expansion Fleet. Following the completion of this offering, we expect to have approximately $147.3 million of available cash from the net proceeds of this offering, based on an assumed offering price of $16.00 per share, which represents the midpoint of the price range set forth on the cover of this prospectus, together with approximately $235 million which we expect will be available to us under our proposed new credit facility, to fund a portion of the expenditure for the vessels on order in our Initial Fleet and a portion of the amount required to purchase our Expansion Fleet. After giving effect to the purchase of our Expansion Fleet, we will have a total fleet of 24 vessels and we expect that 83% of our fleet will consist of MR product tankers based on cargo capacity.

We commenced business operations in April 2010 with the goal of building an enduring product and chemical tanker company that emphasizes service excellence, innovation, and operational efficiency through our focus on high quality, fuel-efficient vessels. We are led by a team of experienced senior managers who have previously held senior management positions with highly regarded public shipping companies and financial institutions. Our principal offices are located in Cork, Ireland, a location that we believe affords us many advantages, including an EU-approved tonnage tax system, close proximity to London and other European shipping centers and supportive assistance from Irish government agencies such as the Irish Maritime Development Office, or IMDO, and the National Maritime College of Ireland, or NMCI.

We are strategically focused on modern, fuel-efficient mid-size product and chemical tankers. According to Drewry Maritime Research, as of June 2013, mid-size tankers comprise 59% and 39% of the world’s deepsea seaborne transport capacity for products and chemicals, respectively, as measured by deadweight tonnage. There is significant overlap between the clean petroleum product, or CPP, and chemical sectors as 58% of MR product tankers are classed as IMO 3, enabling them to carry selective chemicals and vegetable oils, and many mid-size chemical tankers (such as ours) carry CPP cargoes on a routine basis. We actively pursue opportunities to exploit this overlap in order to enhance earnings, and also seek to engage in more complex CPP trades, such as multi-grade and multi-port loading and discharging operations, where our knowledge of chemical operations is beneficial to our CPP customers.

Our fuel-efficient operations are designed to enhance our investment returns and provide value-added service to our customers. We believe we are on the forefront of fuel efficiency and emissions reduction trends and are well-positioned to capitalize on these developments by engaging in the construction of Eco-design vessels, modifying ships to improve fuel efficiency, and equipping our fleet with engine diagnostic and ship performance management systems to optimize voyage performance. As a result, our modified vessels, or Eco-mod, achieve lower fuel consumption and, in some cases, achieve performance close to that of new Eco-design vessels. All of the newbuildings in our Expansion Fleet will be Eco-design and we intend to make Eco-mod improvements to the secondhand vessels in our Expansion Fleet. Our acquisition strategy is to build our fleet with Eco-design newbuildings and modern secondhand vessels that can be upgraded to Eco-mod.

We have no related-party transactions concerning our vessel operations. Our wholly-owned subsidiary Ardmore Shipping Limited, or ASL, carries out our management functions. ASL currently has a staff of 11 employees based in Cork, Ireland and provides corporate and accounting services and commercial management. Technical management of our vessels is performed by a combination of ASL and our third-party technical managers. ASL’s operations team is directly responsible for insurance and for overseeing significant operational functions of our third-party technical managers. ASL’s operations team also supervises the construction of our newbuildings in close coordination with our third-party on-site supervision team. We have a resolute focus on both high-quality service and efficient operations, and we believe that our corporate overhead and operating expenses are among the lowest of our peers.

We are commercially independent as we have no blanket employment arrangements with third-party or related-party commercial managers. We market our services directly to a broad range of customers, including oil majors, national oil companies, oil and chemical traders, chemical companies, and a range of pooling service providers. We monitor the market for our vessels and may change our chartering strategy to take advantage of changing market conditions.

We believe that the market for mid-size product and chemical tankers is in the early stages of a recovery from cyclical lows, resulting from strong underlying demand growth driven by both cyclical and secular trends, as well as a reduction in the supply overhang due to reduced ordering activity and an extended period of fleet growth at a rate below that of demand growth. The Company was formed at a historically low point in the shipping cycle which our management believes represented an opportunity to build our fleet and business with a low cost asset base. Shipping is a capital and operationally intensive business and the challenges in the global economy and shipping market continued throughout 2011 and 2012. While this has afforded an extended opportunity to acquire additional vessels, we have incurred accumulated losses of $8.7 million in the periods ended December 31, 2010 through to December 31, 2012 as a result of company set-up costs, challenging shipping markets and ongoing investments in our fleet. We believe that we are well positioned to benefit from the market recovery with a modern, fuel-efficient fleet, access to capital for growth, a diverse and high quality customer base, an emphasis on service excellence in an increasingly demanding regulatory environment, and a relative cost advantage in assets, operations and corporate overhead.

The Initial Fleet

Our Initial Fleet consists of 12 vessels, comprised of five MR product tankers (two Eco-design and three Eco-mod) and three Eco-mod chemical tankers in operation, plus four Eco-design MR product tanker newbuildings with deliveries expected to begin starting in January 2014. Please see “Glossary of Shipping Terms” on page 139 of this prospectus for definitions of terms used below. The average age of our Initial Fleet in operation is five years, and the average age of our fleet following delivery of the vessels on order in our Initial Fleet and vessels in our Expansion Fleet in will be less than four years.

	Type	Dwt	IMO	Delivery	Built	Flag	Charter Rate in ($)/day(1)	Charter	Eco Specification
Vessel name								Expires
IN OPERATION
Ardmore Seavaliant(2)	Product	49,999	3	Feb-13	Korea	MI	15,378	Feb-14	Eco-Design
Ardmore Seaventure(3)	Product	49,999	3	Jun-13	Korea	MI	15,873	Jun-14	Eco-Design
Ardmore Seamaster(4)	Product	45,840	—	Sep-04	Japan	MI	14,224	Oct-13	Eco-Mod
Ardmore Seafarer(5)	Product	45,744	—	Aug-04	Japan	MI	13,783	Jul-14	Eco-Mod
Ardmore Seatrader(6)	Product	47,141	—	Dec-02	Japan	MI	13,549	Dec-13	Eco-Mod
Ardmore Centurion(7)	Chemical	29,006	2	Nov-05	Korea	MI	11,331	Jul-13	Eco-Mod
Ardmore Calypso(8)	Chemical	17,589	2	Jan-10	Korea	MI	Pool	Indefinite	Eco-Mod
Ardmore Capella(9)	Chemical	17,567	2	Jan-10	Korea	MI	Pool	Indefinite	Eco-Mod
ON ORDER
SPP Hull S-5118(10)	Product	49,999	3	Jan-14	Korea	MI	15,600	Jan-15	Eco-Design
SPP Hull S-5119(10)	Product	49,999	3	Jan-14	Korea	MI	15,600	Jan-15	Eco-Design
SPP Hull TBA #1(11)	Product	50,300	3	Feb-15	Korea	MI	TBD	TBD	Eco-Design
SPP Hull TBA #2(11)	Product	50,300	3	Apr-15	Korea	MI	TBD	TBD	Eco-Design
Total Vessels	12	503,483

(1)	This table shows gross charter rates, averaged over the duration, as applicable, plus CVE income (see Glossary of Shipping Terms for definitions) and does not include commissions payable by us at a rate of 1.25% to 2.5%, where applicable.
(2)	On charter for one year at a rate of $17,000 per day for the first 60 days plus $15,000 per day thereafter, expiring in February 2014. CVE income is $1,500 per month.
(3)	On charter for one year at a rate of $19,500 per day for the first 60 days plus $15,100 per day thereafter, expiring in June 2014. CVE income is $1,500 per month.
(4)	On charter for three years at a rate of $14,175 per day, expiring October 2013. CVE income is $1,500 per month.
(5)	On charter for one year at a rate of $13,750 per day, expiring July 2014. CVE income is $1,000 per month.
(6)	On charter for ten months at a rate of $13,500 per day, expiring in December 2013 with an option to extend for a further eight months at a rate of $14,250 per day. CVE income is $1,500 per month.
(7)	On charter for six months at a rate of $11,282 per day, expiring in July 2013 excluding a commission at a rate of 2.5%. CVE income is $1,500 per month. The charter includes a profit share agreement based on the vessel’s performance in a third party pool. Upon expiration of the charter it is expected the vessel will be employed under a third party spot chartering arrangement.
(8)	Employed in a third party commercial pool for chemical tankers.
(9)	Employed in a third party commercial pool for chemical tankers.
(10)	SPP Shipbuilding Hull S-5118 / S-5119 are due to deliver from SPP shipyard in January 2014. These vessels will be employed on a charter for one year at a rate of $15,600 per day with an option to extend for a second and third year at a rate to be agreed.
(11)	SPP Hull TBA #1 and SPP Hull TBA #2 are expected to begin delivering in February 2015 where it is expected they will be employed in a third party commercial pool for product tankers.

Our chartering policy is to maintain a broad range of operating and potential time charter customers and pooling alternatives in order to maximize commercial flexibility and to provide a risk management tool depending on prevailing market conditions and outlook. In particular, we seek customers who place value on our proactive approach to fuel efficiency.

The proceeds of this offering, together with the proposed new credit facility, will be used to finance any unfunded expenditure for vessels on order in the Initial Fleet plus acquisition of vessels in the Expansion Fleet. Of the vessels on order in the Initial Fleet, Hull S-5118 and Hull S-5119 have bank financing in place with DVB Bank. We expect that the Expansion Fleet plus unfunded vessels on order in the Initial Fleet, will be funded by the new credit facility and proceeds of this offering plus cash from operations in the ratio of approximately 58% and 42% respectively.

The Expansion Fleet

Following the completion of this offering, we intend to acquire an additional twelve vessels in line with our strategy which we refer to as our Expansion Fleet. We have letters of intent for six vessels with deliveries expected to begin in November 2014 and options for an additional two vessels. We are also in discussions for two newbuildings with deliveries expected to begin in November 2015, and intend to acquire two more secondhand vessels. We are currently in detailed negotiations with regards to the vessels in the Expansion Fleet but do not have binding agreements in place. The Expansion Fleet’s vessels are expected to be employed under one year time charters or in the spot market. Ten of the vessels in the Expansion Fleet are expected to be Eco-Design and the two additional MR product tankers are expected to be approximately five years of age each, approximately 46,000 dwt and suitable for upgrading to Eco-Mod.

Vessel Name	Status	Type	Dwt	IMO	Delivery	Built	Flag	Eco Specification
MR NB #1 (1)	Option	Product	50,300	3	Jul-15	Korea	MI	Eco-Design
MR NB #2(1)	Option	Product	50,300	3	Sep-15	Korea	MI	Eco-Design
MR NB #3(2)	N/A	Product	50,300	3	Nov-15	Korea	MI	Eco-Design
MR NB #4(2)	N/A	Product	50,300	3	Dec-15	Korea	MI	Eco-Design
MR Secondhand(3)	N/A	Product	46,000	3	TBD	Japan / Korea	TBD	Upgrade–Eco-Mod
MR Secondhand(3)	N/A	Product	46,000	3	TBD	Japan / Korea	TBD	Upgrade–Eco-Mod
Hyundai Mipo Hull TBN(4)	LOI	Product / Chemical	37,000	2	Nov-14	Korea	MI	Eco-Design
Hyundai Mipo Hull TBN(4)	LOI	Product / Chemical	37,000	2	Dec-14	Korea	MI	Eco-Design
Fukuoka Hull TBN(5)	LOI	Chemical	25,000	2	Nov-14	Japan	MI	Eco-Design
Fukuoka Hull TBN(5)	LOI	Chemical	25,000	2	Mar-15	Japan	MI	Eco-Design
Fukuoka Hull TBN(5)	LOI	Chemical	25,000	2	Aug-15	Japan	MI	Eco-Design
Fukuoka Hull TBN(5)	LOI	Chemical	25,000	2	Dec-15	Japan	MI	Eco-Design
Total Vessels		12	467,200

(1)	We have options for two newbuildings with deliveries expected to begin in July 2015 where it is expected they will be employed in a third party commercial pool for product tankers.
(2)	We are in discussions for two newbuildings with deliveries expected to begin in November 2015. It is envisioned these ships will be deployed on a one year time charter or in the spot market.
(3)	We intend to acquire two high quality modern MR product tankers of approximately five years of age each in the secondhand market and each approximately 46,000 dwt, that are suitable for upgrading to Eco-Mod.
(4)	We have letters of intent for two newbuildings at Hyundai Mipo Dockyard Co. Ltd, South Korea, with deliveries expected to begin in November 2014. It is envisioned these ships will be deployed on a one year time charter or in the spot market.
(5)	We have letters of intent for four newbuildings at Fukuoka Shipbuilding Co. Ltd, Japan, with deliveries expected to begin in November 2014. It is envisioned these ships will be deployed on a one year time charter or in the spot market.

Competitive Strengths

We believe that we possess a number of competitive strengths that will enable us to maximize returns and capitalize on growth opportunities in the product and chemical tanker sectors, including:

•

Experienced Management Team with an Established Track Record: Our Chief Executive Officer, Anthony Gurnee, has 32 years of experience in the maritime industry and was part of the senior management team that guided Teekay Corporation’s turnaround in the 1990s and laid the foundation for its future growth with a series of public bond issues and its initial public offering. He also served as President of Nedship International (now part of DVB Bank), and in other key management roles, including as CEO of the container and chemical tanker company Industrial Shipping Enterprises and Chief Operating Officer of the chemical tanker operator MT Maritime Management Company. Our Chairman, Reginald Jones, was formerly the global head of transportation investment banking at Goldman Sachs where he led numerous shipping mergers and acquisitions and capital markets transactions, including the initial public offering of Teekay Corporation, the acquisition of tanker company Bona Shipping by Teekay, the sale of SeaLand to AP Moller

Maersk, and offerings by OSG, OMI Corp and Knightsbridge Tankers. Our Chief Operating Officer, Mark Cameron, has held a wide range of operational and strategic management positions within Teekay, AP Moller Maersk and Safmarine over a 20 year onshore career. Additionally he served 11 years at sea and achieved the rank of Chief Engineer. Our Chief Financial Officer, Paul Tivnan, was formerly with Ernst & Young, most recently as a Senior Manager in its financial services tax practice specializing in international tax structuring for banking and financial institutions. Our senior management team has 103 cumulative years of experience in maritime and related activities.

•

Attractive, Fuel-Efficient Fleet: We have assembled a modern, high quality fleet of Eco-design or Eco-mod Japanese and Korean-built tankers. The continued focus on fuel-efficient Eco-design vessels as seen from the profile of the Expansion Fleet represents a direct extension of this strategy. The average age of our fleet following the completion of this offering and inclusion of vessels on order under letters of intent and options to be exercised, is expected to be less than four years, at the end of December 2015 when all vessels are expected to be delivered.

•

Focus on Service Excellence and Innovation: Since inception, we have focused on service excellence through high-quality operations and innovation relating to fuel efficiency improvements, including the acquisition of Eco-design newbuildings and performing Eco-mod improvements to acquired secondhand vessels. Central to our approach is accurate speed and consumption measurement and continuous operational improvement. We believe that as a result, we have been able to negotiate favorable time charter rates and benefit directly in spot trading and via pool arrangements. Furthermore, we apply our operational experience and expertise in chemical tanker operations to complex CPP trades to support our customers’ needs.

•

Low Cost Operation: We believe our overhead cost per vessel, and operating expenses per vessel, are among the lowest of our industry peers. We have achieved this by purchasing high quality secondhand vessels, building ships in modern, reputable shipyards, operating from Ireland and remaining focused on two closely related business sectors. We have further achieved low operating expenses per vessel by using our operations management team to closely supervise and augment our third-party technical managers, who themselves enjoy scale benefits with managed fleets of in excess of 150 vessels each.

•

Financial Flexibility: We have capitalized the business in a financially conservative manner and as a consequence have been able to raise debt capital to fund growth during a severe shipping downturn which has led to the reorganization or bankruptcy of many leading shipping companies and prevented many other operators from taking advantage of attractive investment opportunities. Our current and prospective lenders have expressed a strong interest in facilitating our fleet growth as seen by the indicative term sheet supplied by our relationship banks.

Business Strategy

Our objective is to consolidate our position as a market leader in modern, fuel-efficient mid-size product and chemical tankers by engaging in well-timed growth and utilizing our operational expertise and quality-focused approach to provide value-added services to our customers. The key elements of our business strategy include:

•

Focus on Modern, Mid-Size Product and Chemical Tankers: According to Drewry Maritime Research, the median size of the global fleet for product tankers and chemical tankers is 46,832 dwt and 17,589 dwt, respectively, which is close in size to our Initial Fleet, the average size of which is 48,813 dwt and 21,387 dwt for product tankers and chemical tankers, respectively. As such, we have developed our strategic focus around mainstream sizes that are readily employed and actively traded worldwide in broad and deep markets. Additionally, as a result of the overlap we have identified between the product and chemical sectors, we believe that our strategy will enable us to take advantage of opportunities, both operationally and strategically, while also providing investment diversification.

•	Well-Timed Growth through the Acquisition of Quality Tonnage: We have a diligent and patient approach to developing opportunities and are selective with respect to the quality of ships we seek to acquire. Since we commenced business in 2010 we have only acquired Japanese or Korean-built ships, but may consider others provided they meet the same standard of quality. We believe that our commitment and selectivity has been instrumental in building our reputation for quality and service excellence.

•

Optimizing Fuel Efficiency: The shipping industry is experiencing an evolutionary process in fuel efficiency, and we intend to remain at the forefront of these developments. Our Eco-design vessels incorporate many of the latest technological improvements, such as electronically controlled engines, more efficient hull forms matched with energy efficient propellers, and decreased water resistance. Our Eco-mod vessels have improved propulsion efficiency and decreased water resistance. In addition, we are continuing to achieve further improvements through engine diagnostics and operational performance monitoring. We estimate that our Eco-design and Eco-mod MR tanker vessels consume approximately 10 - 20% less fuel than similar standard MR tanker vessels.

•

Commercial Independence, Flexibility and Diversification: We maintain a broad range of existing and potential time charter customers and pooling alternatives to maximize commercial flexibility and to manage cash flow visibility through charter duration and customer diversification. In particular we seek customers who value our proactive approach to fuel efficiency.

•

Low Cost Structure: We have established a solid foundation for growth while cost-effectively managing operating expenses and corporate overhead. We intend to grow our staff as needed and to realize further economies of scale as our fleet expands. At the core of our business philosophy is the belief that well-run companies can achieve high quality and efficiency simultaneously, through hands-on management, effective communication with employees, and constant re-evaluation of budgets and operational performance.

Corporate Officers, Staff and Seafarers

Biographical information with respect to each of our directors and executive officers is set forth in the section titled “Management.”

We employ a full time staff of 11 at ASL in the port city of Cork, Ireland. While we operate globally, we have chosen Cork as our operating office, a location offering many advantages. Ireland not only affords a stable fiscal environment through the Irish Tonnage Tax regime, but also a convenient location on the doorstep of Europe with easy access to London, Rotterdam, and other major European cities important to shipping. Moreover, Ireland has a dedicated, well-educated labor force; is an interesting and welcoming community for international staff to move to; has an excellent transport and communications infrastructure; and boasts strong government support and knowledge for the maritime sector, including a first-class national maritime college.

We engage the services of two third-party ship management companies, Thome Ship Management and Bernhard Schulte Shipmanagement, to provide technical management and crewing for our vessels, who are supervised by our in-house operations department comprising the Chief Operating Officer, Director of Chartering and Business Development, Director of Technical Services, Marine Superintendent and Cargo Superintendent. We play a central role in the selection and retention of all officers through our HR strategy, comprising all key elements from attraction, selection, recruitment and retention. We currently employ, through our third-party technical managers, approximately four hundred seafarers, comprising one hundred and thirty officers and cadets and two hundred and seventy crew.

Our commercial management is managed in-house in the case of fixed time charters and by third-party commercial pool managers in the case where we operate our vessels in the spot market. Commercial pools provide many benefits for vessels operating in the spot market including the ability to generate higher returns due to the economies of scale derived by operating a larger fleet.

Our Customers

Our customers include national, regional, and international companies and our fleet is employed through a mixture of time charters, time charters with profit participation and direct pool employment. We believe that developing strong relationships with the end users of our services allow us to better satisfy their needs with appropriate and capable vessels. A prospective charterer’s financial condition, creditworthiness, and reliability track record are important factors in negotiating our vessels’ employment.

Below is a brief description of our current customers:

•

Mansell Limited is the commercial shipping arm of Vitol SA, one of the world’s largest independent energy trading companies. Mansell’s activities complement the core cargo flows of Vitol, and through access to third-party and internal cargoes it seeks to maximise utilisation of its fleet.

•

Itochu Enex, a global diversified business which includes petroleum product trading. Itochu Enex’s Industrial Material segment is engaged in the sale of energy, materials, asphalt and cements, the manufacture, sale and distribution of high-pressure gas and liquefied natural gas, as well as the production, supply and sale of electrical power, steam and water.

•	Cargill International S.A, an international producer and marketer of food, agricultural, financial and industrial products and services.

•	Koch Shipping Inc., Koch Supply & Trading’s marine logistics company.

•	Nordic Womar Pte, a tanker pool operating company, specializing in oil and chemical tanker tonnage up to 30,000 dwt.

•	Dampskibsselskabet Norden A/S, an independent shipping company incorporated in Denmark and operating in the dry cargo and tanker segment worldwide.

•	Navig8 is a fully integrated provider of shipping management services and independent pool and commercial management company.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as our reputation. Ownership of tanker vessels is highly fragmented and is divided among publicly listed companies, state-controlled owners and private shipowners. It is likely that we will face substantial competition for charter business from a number of experienced companies. Many of these competitors may have significantly greater financial resources than we do.

Our Credit Facilities

All of the delivered vessels in our Initial Fleet plus the two Eco-design newbuildings to be delivered in January 2014 (Hull S-5118 and Hull S-5119) have senior debt facilities in place, none of which expire until 2018. Of the three debt facilities, two are with ABN AMRO Bank N.V. based in the Netherlands, and one is with DVB Bank SE based in Germany. The company also has a capital lease financing facility for two of the vessels with ICON Investments based in New York, USA.

In September 2012, five of our subsidiaries, entered into an $81.9 million facility with DVB Bank SE (the “DVB Facility”). The amount drawn down under this facility as of March 31, 2013 is $36.9 million. Amounts drawn down were used to finance the Ardmore Seafarer, Ardmore Seamaster and Ardmore Centurion. The remaining $45 million of the facility will be used to finance the acquisition of Hull S-5118 and Hull S-5119, which are currently under construction and scheduled to deliver in early 2014. The DVB Facility bears interest at a rate 3.75% above LIBOR and it is secured by, among other things, a first preferred mortgage over the Ardmore Seafarer, the Ardmore Seamaster and the Ardmore Centurion. The DVB Facility will also be secured by a first preferred mortgage over Hull S-5118 and Hull S-5119 upon delivery of those vessels and drawdown of the remaining amount of the facility.

In March 2011, three of our subsidiaries, entered into a $40.5 million facility with ABN AMRO Bank N.V. to finance the acquisition of the Ardmore Seatrader, the Ardmore Calypso and the Ardmore Capella, or the First ABN AMRO Facility. $32.0 million of this facility was drawn down in three separate tranches to coincide with delivery of vessel acquisitions. The remaining $8.5 million was not drawn down and is no longer available for borrowing. The tranches drawn down were for $12 million, or Tranche 1, $10 million, or Tranche 2, and $10 million, or Tranche 3, respectively. Tranche 2 and Tranche 3 were repaid in April 2013. The facility bears interest at a rate 3.25% above LIBOR and is secured by, among other things, a first preferred mortgage over the Ardmore Seatrader.

In August 2011, two of our subsidiaries entered into a $48.9 million facility with ABN AMRO Bank N.V., or the Second ABN AMRO Facility. This facility was used to finance the acquisition of the Ardmore Seavaliant and the Ardmore Seaventure. The amount drawn down under this facility to as of March 31, 2013 was $28.1 million. The remaining $20.7 million of the Second ABN AMRO Facility was drawn down in June 2013 to coincide with the delivery of the Ardmore Seaventure. The Second ABN AMRO Facility bears interest at a rate 3.20% above LIBOR and is secured by, among other things, a first preferred mortgage over the Ardmore Seavaliant and the Ardmore Seaventure.

Two of our subsidiaries are financed under separate capital lease arrangements with affiliates of ICON Investments, or ICON Capital Leases 1 and 2. The capital leases were for an amount of $15.75 million each and the total amount of ICON Capital Leases 1 and 2 is $31.5 million. The capital lease arrangements were entered into in April 2013.

The company also has a $50 million revolving credit facility with Bank of Montreal, Ireland, or the BMO Facility. This facility is primarily used for temporary financing of vessel acquisitions, installments for vessels under construction and for temporary working capital needs. At May 31, 2013 the full amount of this facility remained undrawn. We intend to repay any amount drawn on this facility in full with the proceeds of this offering. The BMO Facility will be cancelled upon completion of this offering.

We have received non-binding indicative terms from our relationship banks for a proposed new credit facility that would, if realized, provide us initially with up to $235 million to be applied towards the unfunded expenditure on the vessels on order in our Initial Fleet and the remaining amount required to purchase our Expansion Fleet that we intend to acquire, subject to the completion of this offering.

Agreements related to long-term debt obligations stated above include certain covenants. The financial covenants include:

•	corporate leverage of less than 75%;

•

minimum cash and cash equivalents based on the number of vessels owned and chartered-in and debt service requirements. The required minimum cash balance for Ardmore as at March 31, 2013 was $4,200,000;

•

the aggregate fair market value of the collateral vessels plus any additional collateral shall, depending on the facility, be no less than 125% to 150% of the debt outstanding (value maintenance covenant); and

•	net worth of not less than $45 million.

The long-term debt obligations do not impose a restriction on dividend, distribution, return of capital unless an event of default has occurred, is continuing or will result from such payment. Ardmore is fully compliant with all of its loan covenants at March 31, 2013.

Properties

We own no properties other than our vessels. We have entered into a lease with a third party for our office space at City Gate Building 1000, Mahon, Cork, Ireland. The lease commenced on June 1, 2011 and is for a period of ten years with a break option at the end of year five. The amount of rent payable to the third party landlord, in respect of this lease, is approximately $70,506 per annum.

Environmental and Other Regulations

Government laws and regulations significantly affect the ownership and operation of our tankers. We are subject to international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of government, quasi-governmental and private organizations subject our tankers to both scheduled and unscheduled inspections. These organizations include the local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state administrations (countries of registry), labor organizations (including but not limited to the International Transport Workers’ Federation), charterers, terminal operators and oil companies. Some of these entities require us to obtain permits, licenses, certificates and approvals for the operation of our tankers. Our failure to maintain necessary permits, licenses, certificates or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet, or lead to the invalidation or reduction of our insurance coverage.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, financial institutions, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the tanker industry. Increasing environmental concerns have created a demand for tankers that conform to stricter environmental standards and these stardards are set to increase in stringency in the short to medium term. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, and procedural compliance together with continuous training of our officers and crews to maintain compliance with applicable local, national and international environmental laws and regulations. Such laws and regulations frequently change and may impose increasingly strict requirements. We cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our tankers. In addition, a future serious marine incident that results in significant oil pollution, release of hazardous substances, loss of life or otherwise causes significant adverse environmental impact could result in additional legislation, regulation or other requirements that could negatively affect our profitability.

International Maritime Organization

The IMO, the United Nations agency for maritime safety and the prevention of pollution, has adopted the International Convention for the Prevention of Pollution from Ships, or MARPOL, which has been updated through various amendments. MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.

Air Emissions

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Effective May 2005 and as subsequently revised, Annex VI sets limits on sulfur oxide, nitrogen oxide and particulate matter emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile organic compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions known as Emission Control Areas, or ECAs. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and adversely affect our business, cash flows, results of operations and financial condition. In October 2008, the IMO adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone-depleting substances, which entered into force on July 1, 2010. The amended Annex VI will reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships by reducing the global sulfur fuel cap initially to 3.50%, effective January 1, 2012, then progressively to 0.50%, effective globally from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The United States ratified the Annex VI amendments in October 2008, and the EPA, promulgated equivalent emissions standards in late 2009.

The United States and Canada have requested IMO to designate the area extending 200 nautical miles from the Atlantic/Gulf and Pacific coasts of the U.S. and Canada and the Hawaiian Islands as ECAs under the MARPOL Annex VI amendments, which would subject ocean-going vessels in these areas to stringent emissions controls and cause us to incur additional costs. The North American ECA came into force on August 1, 2012. The North American ECA includes areas subject to the exclusive sovereignty of the United States and extends up to 200 nautical miles from the coasts of the United States, which area includes parts of the U.S. Gulf of Mexico. Consequently, the sulfur limit in marine fuel is capped at 1%. These capped amounts will then decrease progressively until they reach 0.5% by January 1, 2020 for non-ECA areas and 0.1% by January 1, 2015 for ECA areas, including the North American ECA. Effective January 1, 2014, the United States Caribbean Sea will be designated an ECA.

In July 2011, further amendments to MARPOL Annex VI were adopted in part to address greenhouse gas emissions. These amendments add a new chapter, chapter 4, which addresses energy efficiency for ships. It makes the Energy Efficiency Design Index (EEDI), for new ships mandatory, and the Ship Energy Efficiency Management Plan (SEEMP) apply to all ships. These measures entered into force on January 1, 2013.

If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or operational changes or otherwise increase the costs of our operations.

Safety Management System Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or LL, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL standards.

The IMO Legal Committee also adopted the 1996 Protocol to the Convention on Limitation of Liability for Maritime Claims (LLMC), which specifies limits of liability for loss of life or personal injury claims and property claims against ship-owners. The limits of liability are periodically amended to adjust to inflation. Amendments to the LLMC, which were adopted in April 2012, are expected to go into effect on June 8, 2015.

Our operations are also subject to environmental standards and requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO under SOLAS. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of safety and environmental protection policies setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that has been developed for our vessels for compliance with the ISM Code.

The ISM Code requires that vessel operators also obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. Our technical managers have obtained documents of compliance for its offices and safety management certificates for all of our vessels for which the certificates are required by the ISM Code. These documents of compliance and safety management certificates are renewed as required.

Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, as the case may be.

Pollution Control and Liability Requirements

IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatory nations to such conventions. For example, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, or the CLC, although the United States is not a party. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable, subject to certain affirmative defenses, for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s personal fault and under the 1992 Protocol where the spill is caused by the shipowner’s personal act or omission or by intentional or reckless conduct. Vessels trading with states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the CLC. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention, which became effective on November 21, 2008, requires registered owners of ships over 1,000 gross tons to maintain insurance or other financial security for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in a ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

The IMO International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances, or “HNS” by Sea, when it enters into force, will provide for compensation to be paid out to victims of accidents involving HNS, such as chemicals. HNS are defined by reference to lists of substances included in various IMO Conventions and Codes and include oils, other liquid substances defined as noxious or dangerous, liquefied gases, liquid substances with a flashpoint not exceeding 60°C, dangerous, hazardous and harmful materials and substances carried in packaged form, solid bulk materials defined as possessing chemical hazards, and certain residues left by the previous carriage of HNS. This Convention introduces strict liability for the shipowner and a system of compulsory insurance and insurance certificates. This Convention is still awaiting the requisite number of signatories in order to enter into force.

In addition, IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or BWM, in February 2004. BWM’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. BWM will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force. Upon entry into force of the BWM Convention, mid-ocean ballast exchange would be mandatory. If, in addition to mid-ocean ballast exchange, ballast water treatment requirements become mandatory, the cost of compliance could increase significantly for ocean carriers.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

U.S. Regulations

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S. territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

•	natural resources damage and related assessment costs;

•	economic loss resulting from real and personal property damage;

•	net loss of taxes, royalties, rents, fees and other lost revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

•	lost profits or impairment of earning capacity due to property or natural resources damage; and

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability to the greater of $2,000 per gross ton or $17.088 million for any double-hull tanker that is over 3,000 gross tons (subject to possible adjustment for inflation), and our fleet is entirely composed of vessels of this size class. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo or residue and the greater of $300 per gross ton or $0.5 million for any other vessel. These OPA and CERCLA limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

OPA and the U.S. Coast Guard also require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential liability under OPA and CERCLA. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, self-insurance or a guaranty. We comply with the U.S. Coast Guard’s financial responsibility regulations by providing a certificate of responsibility evidencing sufficient self-insurance.

We have and expect to maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage or if our insurance were to not respond, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal and remediation and damages and complements the remedies available under OPA and CERCLA.

The EPA regulates the discharge of ballast water, bilge water and other substances in U.S. waters under the CWA. Effective February 6, 2009, EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water and bilge water discharges and other discharges incidental to the operation of vessels. The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. On March 28, 2013, the EPA issued the 2013 Vessel General Permit to authorize discharges incidental to the normal discharge operations of commercial vessels. The 2013 Vessel General Permit has an effective date of December 19, 2013, following which a revised permit will be issued.

U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. On June 21, 2012, the U.S. Coast Guard final rule regarding new ballast water management standards and practices, including limits regarding ballast water releases went into effect, though its requirements will be phased in over time. Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or UNFCCC, which we refer to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. In July 2011, however, the IMO’s Marine Environment Protection Committee, or MEPC, adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships, which entered into force in January 2013. Currently operating ships are required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile apply to new ships. These requirements could cause us to incur additional compliance costs.

International negotiations are continuing with respect to a successor to the Kyoto Protocol, which sets emission reduction targets through 2012, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the United States and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels, if such emissions were not regulated through the IMO or the UNFCCC by December 31, 2011. Various options are still under discussion in the European Union about potential ways to reduce greenhouse gas emissions from ships, including for example, monitoring, reporting and verification requirements as a potential first step. In the United States, the EPA has issued a final finding that greenhouse gases threaten public health and safety, and has implemented regulations governing the emission of greenhouse gases from motor vehicles and stationary sources. The EPA may decide in the future to regulate greenhouse gas emissions from ships and has already been petitioned by the California Attorney General to regulate greenhouse gas emissions from ocean-going vessels. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including the climate change initiatives that are being considered in the U.S. Congress. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, including market-based instruments. Any passage of climate change legislation or other regulatory initiatives by the European Union, United States, IMO or other countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, that we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

•

on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel’s hull;

•

a continuous synopsis record kept onboard showing a vessel’s history including, the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

Ships operating without a valid certificate may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid ISSC attesting to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

Inspection by Classification Societies

Every oceangoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in-class,” signifying that the vessel has been built and maintained in accordance with the rules of International Association of Classification Standards (IACS) and complies, as appointed, with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

•

Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

•

Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

•

Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Vessels have their underwater parts inspected every 30 to 36 months. Depending on the vessel’s classification status and constructed notation and other factors, this inspection can often be done afloat with minimal disruption to the vessel’s commercial deployment. However, vessels are required to be drydocked, meaning physically removed from the water, for inspection and related repairs at least once every five years from delivery. If any defects are found, the classification surveyor will issue a condition of class or recommendation which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in-class” by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being “in-class” by American Bureau of Shipping and Lloyds Register. A harmonization of Commonized Structural rules that align with the IMO goals standard that go into force in 2016, was released for industry review and is expected to be adopted in Winter 2013. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. If the vessel is not certified on the scheduled date of closing, we have no obligation to take delivery of the vessel.

In addition to the classification inspections, many of our customers regularly inspect our vessels as a precondition to chartering them for voyages. We believe that our well-maintained, high-quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities, labor strikes and acts of God. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which in certain circumstances imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for vessel owners and operators trading in the United States market. While we believe that our present insurance coverage is adequate, not all risks can be insured against, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Marine and War Risks Insurance

We have in force marine and war risks insurance for all of our vessels. Our marine hull and machinery insurance covers risks of particular average and actual or constructive total loss from collision, fire, grounding, engine breakdown and other insured named perils up to an agreed amount per vessel. Our war risks insurance covers the risks of particular average and actual or constructive total loss from confiscation, seizure, capture, vandalism, sabotage, and other war-related named perils. We have also arranged coverage for increased value for each vessel. Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover amounts in excess of those recoverable under the hull and machinery policy in order to compensate for additional costs associated with replacement of the loss of the vessel. Each vessel is covered up to at least its fair market value at the time of the insurance attachment and subject to a fixed deductible per each single accident or occurrence, but excluding actual or constructive total loss.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, and covers our third party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses resulting from injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by mutual protection and indemnity associations, or “clubs.” Subject to the “capping” discussed below, our coverage, except for pollution, is unlimited.

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. We are a member of a P&I Club that is a member of the International Group of P&I Clubs, or the International Group. The P&I Clubs that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Although the P&I Clubs compete with each other for business, they have found it beneficial to pool their larger risks under the auspices of the International Group. This pooling is regulated by a contractual agreement which defines the risks that are to be pooled and exactly how these risks are to be shared by the participating P&I Clubs. The pool provides a mechanism for sharing all claims in excess of $9 million up to approximately $7.5 billion as of May 19, 2013. We are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Clubs comprising the International Group.

Legal Proceedings

To our knowledge, we are not currently a party to any lawsuit that, if adversely determined, would have a material adverse effect on our financial position, results of operations or liquidity. As such, we do not believe that pending legal proceedings, taken as a whole, should have any significant impact on our financial statements. From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. While we expect that these claims would be covered by our existing insurance policies, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had, a significant effect on our financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position, results of operations or liquidity.

Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the names, ages and positions of our directors and executive officers who will serve upon the completion of this offering. Our board of directors currently consists of three directors: Anthony Gurnee, Brian Dunne and Paul Tivnan. Pursuant to the amended and restated articles of incorporation and by laws, which we intend to adopt prior to the completion of this offering, our board of directors will consist of seven directors and will be elected annually and each director elected will hold office for a three-year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The initial term of office of each director will be as follows: Class I directors will serve for a term expiring at the 2014 annual meeting of shareholders, Class II directors will serve for a term expiring at the 2015 annual meeting of shareholders, and Class III directors will serve for a term expiring at the 2016 annual meeting of the shareholders. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address for each director and executive officer is the address of our principal executive office which is Ardmore Shipping Ltd. City Gate Building 1000, Mahon, Cork, Ireland.

Name	Age	Class	Position
Mr. Reginald Jones	53	III	Chairman and Director, Chairman of the Nominating and Corporate Governance Committee, Chairman of the Compensation Committee
Mr. Anthony Gurnee	53	II	Chief Executive Officer, President and Director
Mr. Brian Dunne	47	III	Director, Chairman of the Audit Committee, Member of the Nominating and Corporate Governance Committee
Mr. Niall McComiskey	32	II	Director, Member of the Nominating and Corporate Governance Committee, Member of the Audit Committee
Dr. Peter Swift	68	I	Director, Member of the Compensation Committee
Mr. Alan Robert McIlwraith	58	II	Director, Member of the Audit Committee
Mr. Albert Enste	54	I	Director, Member of the Compensation Committee
Mr. Mark Cameron	46	N/A	Chief Operating Officer
Mr. Paul Tivnan	33	N/A	Chief Financial Officer, Secretary and Treasurer

Biographical information with respect to each of our directors and executive officers is set forth below.

Reginald Jones has agreed to serve as our Chairman and director as of the closing of this offering. Mr. Jones has been the Chairman of Ardmore Shipping LLC since 2010. Mr. Jones is a co-founder and Managing Partner of Greenbriar Equity Group LLC. Prior to founding Greenbriar in 1999, Mr. Jones spent thirteen years at Goldman, Sachs & Co., where he was a Managing Director and Group Head of global transportation investment banking. During his time there, Mr. Jones managed a number of the firm’s largest corporate clients and led the execution of significant transactions related to mergers and acquisitions, equity and debt financings, leveraged buyouts, recapitalizations, and principal investments. Prior to Goldman Sachs, he worked as a consultant at Bain & Company. Mr. Jones earned a BA from Williams College and an MBA from the Harvard Business School.

Anthony Gurnee is our Chief Executive Officer, President, and director. Mr. Gurnee has been the Chief Executive Officer and a director of Ardmore Shipping LLC since 2010. Between 2006 and 2008, he was the Chief Executive Officer of Industrial Shipping Enterprises, Inc., a containership and chemical tanker company, and Chief Operating Officer of MTM Group, an operator of chemical tankers. From 1992 to 1997, he was the Chief Financial Officer of Teekay Shipping Corporation, where he led the company’s financial restructuring and initial public offering. Mr. Gurnee began his career as a financier with Citicorp, and he served for six years as a surface line officer in the US Navy, including a tour with naval intelligence. He is a graduate of the US Naval Academy and earned an MBA at Columbia Business School, is a CFA charter holder, and a fellow of the Institute of Chartered Shipbrokers.

Brian Dunne is a director of the Company. Mr. Dunne has served as a director of Ardmore Shipholding Limited since June 2010. Mr. Dunne was the Chief Financial Officer of ACE Aviation Holdings Inc. (ACE) from 2005 until 2012 and was the President of the company in 2011 and 2012. ACE was the parent holding company of the reorganized Air Canada and a number of other entities including Aeroplan LP (now AIMIA Inc) and Air Canada Jazz (now Chorus Aviation Inc). Mr. Dunne was also a director of Air Canada from its initial public offering in 2006 until 2008. Prior to joining ACE, Mr. Dunne was Chief Financial Officer and a director of Aer Lingus Group plc. He started his career at Arthur Andersen in 1987 and became a partner in 1998. Mr. Dunne is a non-executive director or Chairman of a number of private companies including subsidiaries of Aviva plc in Ireland and Rainmaker Business Technologies Limited. Mr. Dunne is a Fellow of the Institute of Chartered Accountants in Ireland and holds a Bachelor of Commerce degree and a post graduate diploma in Professional Accounting from University College Dublin.

Niall McComiskey has agreed to serve as a director as of the closing of this offering. Mr. McComiskey was appointed as a director of Ardmore Shipping LLC in March 2011. Mr. McComiskey is also a Director at Greenbriar Equity Group LLC. Prior to joining Greenbriar, Mr. McComiskey was a Vice President at HSH Nordbank AG from 2004 to 2006 where he led many of the firm’s investment activities in the transportation sector. Previously, Mr. McComiskey worked in the Mergers & Acquisitions Group at Deutsche Bank AG. Mr. McComiskey holds a BA in economics from Yale University. He also serves as a director of Grakon International, Inc.

Peter Swift has agreed to serve as a director as of the closing of this offering. Dr. Swift has had a distinguished career spanning 45 years in the maritime industry, and is presently serving in non-profit and charitable directorships including acting as the Chairman of the Maritime Piracy Humanitarian Response Programme, as a Member for both the American Bureau of Shipping and the IMO Committee of the Royal Institution of Naval Architects, and as a Director of the Maritime Industry Foundation. Dr. Swift was previously the Managing Director of INTERTANKO from 2000 to 2010 and a Director of Seascope Shipping Limited from 1999 to 2001. He was employed by Royal Dutch Shell from 1975 to 1999 in a range of commercial and technical roles. He was a visiting lecturer and Director for Marine Transport Economics at University of Michigan from 1970 to 1975, and was previously a naval architect for Swan Hunter. Dr. Swift holds a PhD in Transport Economics, an MS Engineering from University of Michigan, and a BS in Naval Architecture from University of Durham. He is a Chartered Engineer, a Fellow of the Royal Institution of Naval Architects, a British National and resides in the UK.

Robert McIlwraith has agreed to serve as a director as of the closing of this offering. Mr. McIlwraith has been an owner of Redwood Management Consultants since April 2011 and has served as Chairman of the Exeter Initiative for Science and Technology (ExIST) since June 2011. He has also served as Chairman of the Trustees of AmSafe Bridport Pension Scheme since 2000, has been teaching Accounting and Finance and Management Studies at INTO University of Exeter since January 2011, became a chamber member at the Exeter Chamber of Commerce and Industry in April 2013, and has served as a Trustee of Sidmouth Hospiscare since 2011. Prior, he served as the President of Align Aerospace France from October 2011 to August 2012 and as a Managing Director and Executive Vice President for the global aerospace and defense business Amsafe from 1998 to 2011. Prior to joining AmSafe, from 1992 to 1998 Mr. McIlwraith was Managing Director of MBM Technology, a subsidiary of Morgan Crucible plc, worked at Rolls Royce plc as a senior development engineer from 1979 to 1984, and completed a five year apprenticeship at the British Steel Corporation as a design draughtsman. Mr. McIlwraith earned his Bachelor’s degree in Mechanical Engineering from Cardiff University and is a Chartered Engineer and a Member of the Institution of Mechanical Engineers.

Albert Enste has agreed to serve as a director as of the closing of this offering. Mr. Enste currently serves as active partner and Managing Director of both Enste & American Investors Holding Gmbh and Federnfabrik Schmid AG. He also currently serves on the boards of People Guard USA and Federnfabrik Schmid AG Switzerland. Between 2006 and 2011, Mr. Enste served as the Vice President and General Manager of International Business at Electro-Motive Diesel, Inc. From 2000 to 2001, Mr. Enste headed worldwide locomotive sales as Vice President of Locomotives at DaimlerChrysler Rail Systems ADtranz and continued to hold this position as Senior Director until 2006 with Bombardier Transportation after they acquired DaimlerChrysler Rail Systems ADtranz. Mr. Enste started his career in 1985 with Siemens AG, holding various positions in their automotive and automation groups until 1999. Mr. Enste holds a Master of Engineering from the Technical University of Munich.

Mark Cameron has agreed to serve as our Chief Operating Officer as of the closing of this offering. Mr. Cameron joined Ardmore Shipping LLC as Chief Operating Officer and was appointed an alternate director in June 2010. From 2008 to 2010 Mr. Cameron served as Vice President, Strategy and Planning for Teekay Marine Services, Teekay Corporation’s internal ship management function. Mr. Cameron spent eleven years at sea rising to the rank of Chief Engineer with Safmarine and later AP Moller, including time served onboard bulk carriers, salvage tugs, tankers, general cargo, reefer and container ships. Mr. Cameron has held a number of senior management roles ashore specializing in integrating acquisitions covering all facets of ship management, as well as sale & purchase, newbuilding supervision, personnel management, procurement, fleet management and technical supervision.

Paul Tivnan is our Chief Financial Officer, Secretary and Treasurer. He also currently serves as a Director and will continue to serve until the closing of this offering. Mr. Tivnan joined Ardmore Shipping LLC in June 2010. He was employed at Ernst & Young most recently and was Senior Manager in their Financial Services Tax Advisory Services department from 2009 to 2010. He was also a participant in Ernst & Young’s Accelerated Leadership Program from 2008 to 2010. Mr. Tivnan is a graduate of Dublin City University, holds a BA in Accounting and Finance and an MBS in Accounting. He is an Associate of the Institute of Chartered Accountants of Ireland, an Associate of the Irish Taxation Institute and a member of the Institute of Chartered Shipbrokers.

Board of Directors and Committees

Our board of directors currently consists of three directors. Upon the completion of this offering, our board of directors will consist of seven directors, four of whom, Brian Dunne, Peter Swift, Robert McIlwraith and Albert Enste, have been determined by our board of directors to be independent under the rules of the New York Stock Exchange and the rules and regulations of the SEC. Prior to the listing of our common shares on the New York Stock Exchange, we will establish an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. The Audit Committee will consist of Brian Dunne, as Chairman, Robert McIlwraith and Niall McComiskey. Our board of directors has determined that Mr. Dunne qualifies as an Audit Committee financial expert as such term is defined under SEC rules. Mr. McComiskey, a non-independent member of our board of directors, will not have voting rights on the Audit Committee. The Audit Committee will, among other things, review our external financial reporting, engage our external auditors and oversee our internal audit activities, procedures and the adequacy of our internal accounting controls. The Nominating and Corporate Governance Committee will consist of Reginald Jones (a non-independent member of our board of directors) as Chairman, Niall McComiskey and Brian Dunne. The Nominating and Corporate Governance Committee will be responsible for recommending to the board of directors nominees for director and directors for appointment to board committees and advising the board with regard to corporate governance practices. The Compensation Committee will consist of Reginald Jones, as Chairman, Peter Swift and Albert Enste. The Compensation Committee will oversee our equity incentive plan and recommend director and senior employee compensation. Our shareholders may also nominate directors in accordance with procedures set forth in our bylaws.

Compensation of Directors and Senior Management

We paid $0.7 million in compensation to members of our senior executive officers in 2012. We expect to pay aggregate compensation to our senior executive officers in 2013 of approximately $1.6 million, which includes awards under our equity incentive plan. Each of our non-employee directors will receive annual cash compensation in the aggregate amount of $35,000 annually, plus $25,000 in stock-based compensation annually plus an additional fee of $12,500 for each committee for which a director serves as Chairman, per year, plus reimbursements for actual expenses incurred while acting in their capacity as a director. Our Chairman will receive an additional $25,000 per year. Our officers and directors are eligible to receive awards under our equity incentive plan which is described below under “—Equity Incentive Plan.” We do not have a retirement plan for our officers or directors.

We believe that it is important to align the interests of our directors and management with that of our shareholders. In this regard, we have determined that it will generally be beneficial to us and to our shareholders for our directors and management to have a stake in our long-term performance. We expect to have a meaningful component of our compensation package for our directors and management consist of equity interests in the Company in order to provide them on an on-going basis with a meaningful percentage of ownership in the Company.

Equity Incentive Plan

Prior to the completion of this offering, we plan to adopt an equity incentive plan, which we refer to as the plan, under which directors, officers, and employees, (including any prospective officer or employee) of the Company and its subsidiaries and affiliates, and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates, as well as entities wholly-owned or generally exclusively controlled by such persons, may be eligible to receive incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, unrestricted stock and other equity-based or equity-related awards that the plan administrator determines are consistent with the purposes of the plan and the interests of the Company. Subject to adjustment for changes in capitalization, the aggregate number of shares of our common stock with respect to which awards may at any time be granted under the plan will be equal to 8% of the issued and outstanding shares of our common stock at the time of the award issuance. Subject to adjustment for changes in capitalization, the aggregate number of shares of our common stock with respect to which incentive stock options may at any time be granted under the plan will be 1,000,000, provided in no event will incentive stock options be issued in excess of 8% of the issued and outstanding shares of our common stock at the time of issuance of the incentive stock option. The plan will be administered by our compensation committee.

Under the terms of the plan, stock options and stock appreciation rights granted under the plan will have an exercise price equal to the fair market value of a common share on the date of grant, unless otherwise determined by the plan administrator, but in no event will the exercise price be less than the fair market value of a common share on the date of grant. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than ten years from the date of grant.

The plan administrator may grant shares of restricted stock and awards of restricted stock units subject to vesting, forfeiture and other terms and conditions as determined by the plan administrator. With respect to restricted stock units, the award recipient will be paid an amount equal to the number of vested restricted stock units multiplied by the fair market value of a common share on the date of vesting, which payment may be paid in the form of cash or common shares or a combination of both, as determined by the plan administrator. The plan administrator may grant dividend equivalents with respect to grants of restricted stock units.

Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the plan), unless otherwise provided by the plan administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full.

Our board of directors may amend or terminate the plan and the plan administrator may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award without the consent of the grantee. Shareholder approval of plan amendments will be required under certain circumstances. Unless terminated earlier by our board of directors, the plan will expire ten years from the date the plan is adopted.

Stock Appreciation Rights. The Company intends to grant stock appreciation rights (“SARs”) upon the consummation of this offering to certain of its officers and directors. Under an SAR award, the grantee will be entitled to receive the appreciation of a share of our common stock following the grant of the award. Each SAR will provide for a payment of an amount equal to the excess (if any) of the fair market value of a share of our common stock at the time of exercise of the SAR over the per share exercise price of the SAR (which will be equal to the price of our common shares sold in this offering), multiplied by the number of shares for which the SAR is then exercised. Payment under the SAR will be made in the form of shares of our common stock, based on the fair market value of a share of our common stock at the time of exercise of the SAR.

The SAR awards will provide that in no event will the appreciation per share for any portion of the SAR award be deemed to exceed four times (i.e., 400%) the per share exercise price of the SAR. In other words, the fair market value of a share of our common stock for purposes of calculating the amount payable under the SAR will not be deemed to exceed five times (i.e., 500%) the per share exercise price of the SAR. Any appreciation in excess of four times the per share exercise price of the SAR will be disregarded for purposes of calculating the amount payable under the SAR.

The SARs are scheduled to vest and become exercisable ratably over five years from the date of grant of the SAR award (i.e., 20% of the shares covered by the SAR award will vest on each of the first five anniversaries of the grant date), subject to, and conditioned upon, the grantee’s continued service as an employee, officer or director of the Company or one of its subsidiaries or affiliates. Notwithstanding that schedule, no portion of the SAR award will be exercisable prior to the third anniversary of its grant date unless the fair market value of a share of our common stock is equal to more than two times the SAR’s per share exercise price and has remained above such amount for 30 consecutive days. The SAR award may receive accelerated vesting in cases of termination of service due to death or disability or in connection with a change of control of the Company. The SAR award will have a term of seven years from the date of grant and in no event will the SAR be exercisable to any extent following the seventh anniversary of the grant date.

The SAR award may be subject to adjustment in the event of certain changes in capitalization or other significant corporate events, as more fully set forth in the equity incentive plan document.

Upon the consummation of this offering, we intend to grant an aggregate of 1,078,125 SARs to certain of our executive officers and directors at an assumed price of $16.00 per share, which represents the midpoint of the price range set forth on the cover of this prospectus.

Employment Agreements

Prior to the completion of this offering, we expect to enter into employment agreements with each of our executives. We expect that these employment agreements will be in effect for a period of up to three years, and will automatically renew for the same successive employment periods unless terminated in accordance with the terms of such agreements. Pursuant to the terms of their respective employment agreements, our executives will be prohibited from disclosing or unlawfully using any of our material confidential information.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial owners of more than five percent of our common shares, and the beneficial ownership of each of our directors and executive officers and of all of our directors and executive officers as a group as of the date of this prospectus. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each common share held.

Beneficial ownership is determined in accordance with the SEC’s rules. In computing percentage ownership of each person, common shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this prospectus, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

The percentage of beneficial ownership upon consummation of this offering is based on 18,050,000 common shares outstanding immediately after this offering, or 19,550,000 assuming the underwriters’ over-allotment is exercised in full, which number is calculated after giving effect to the issuance and sale of 10,000,000 common shares in this offering, or 11,500,000 shares if the underwriter’s over-allotment opinion is exercised in full.

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering (1) Assuming No Exercise of Over-Allotment Option		Shares Beneficially Owned After Offering Assuming Exercise in Full of Over-Allotment Option
Identity of person or group	Number	Percentage	Number	Percentage	Number	Percentage
GA Holdings LLC (1)	500	100%	8,050,000	44.6%	8,050,000	41.2%
All directors and executive officers as a group (2)	*	*	*	*	*	*

(1)	Approximately 98.6% of the limited liability company interests in GA Holdings LLC are owned by private investment funds managed by Greenbriar Equity Group, LLC or its affiliates. Such entities and their control persons, Joel S. Beckman, Reginald L. Jones, III and Gerald Greenwald, have voting and investment power with respect to the shares of the company held by GA Holdings LLC.
(2)	Does not include shares issuable upon the exercise of 1,078,125 stock appreciation rights, that we expect to issue to certain of our executive officers and directors following the consummation of this offering pursuant to our Equity Incentive Plan.
*	Less than 1% of our outstanding shares of common stock.

RELATED-PARTY TRANSACTIONS

We paid Greenbriar Equity Group LLC $175,000 for the period ended June 2013, $350,000 for the fiscal year ended 2012 and $175,000 for the fiscal year ended 2011, for consulting services provided to us. Greenbriar Equity Group LLC manages Greenbriar Equity Fund II L.P., which is an owner of GA Holdings, our current sole shareholder. This amount is included in general and administrative expenses in the consolidated financial statements.

We also received a cash advance from our sole shareholder GA Holdings LLC, in the amount of $600,000, which was repaid in July 2013.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 18,050,000 common shares outstanding, or 19,550,000 if the underwriters’ over-allotment option is exercised in full. Of these shares, only the 10,000,000 shares sold in this offering, or 11,500,000 if the underwriters’ over-allotment option is exercised in full, will be freely transferable in the United States without restriction under the Securities Act, except for any shares acquired by one of our “affiliates” as defined in Rule 144 under the Securities Act. Immediately after the closing of this offering, the existing shareholder, directors and executive officers of our company will continue to own 44.6% of our common shares, or 41.2% of our common shares if the underwriters’ over-allotment option is exercised in full, which were acquired in private transactions not involving a public offering, and these shares will therefore be treated as “restricted securities” for purposes of Rule 144. The restricted securities held by our existing shareholder, directors, and executive officers will be subject to the underwriters’ lock-up agreement, as described below. Restricted securities may not be resold except in compliance with the registration requirements of the Securities Act or under an exemption from those registration requirements, such as the exemptions provided by Rule 144, Regulation S and other exemptions under the Securities Act.

In general, under Rule 144 as currently in effect, a person or persons who is an affiliate, or whose shares are aggregated and who owns shares that were acquired from the issuer or an affiliate at least six months ago, would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of our then outstanding common shares, which would be approximately 180,500 common shares immediately after this offering; or 195,500 common shares assuming the underwriters’ over-allotment option is exercised in full, or (ii) an amount equal to the average weekly reported volume of trading in our common shares on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Sales in reliance on Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us.

A person or persons whose shares are aggregated, and who is not deemed to have been one of our affiliates at any time during the 90 days immediately preceding the sale, may sell restricted securities in reliance on Rule 144(b)(1) without regard to the limitations described above, subject to our compliance with Exchange Act reporting obligations for at least three months before the sale, and provided that six months have expired since the date on which the same restricted securities were acquired from us or one of our affiliates, and provided further that such sales comply with the public information provision of Rule 144 (until the securities have been held for one year). As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that same issuer.

We and all directors and officers and the holders of all of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

Whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agree that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph are subject to certain exceptions. See “Underwriting.”

Morgan Stanley & Co. LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

As a result of these lock-up agreements and rules of the Securities Act, the restricted shares will be available for sale in the public market, subject to certain volume and other restrictions, as mentioned above, as follows:

Date	Number of Shares Eligible for Sale (1)	Comment
Date of prospectus	None	Shares not locked up and eligible for sale freely or under Rule 144
180 days from date of prospectus(2)	8,050,000	Lock-up released; shares eligible for sale under Rule 144

(1)	Excludes shares issuable upon the exercise of 1,078,125 stock appreciation rights that we expect to issue to certain of our executive officers and directors pursuant to our Equity Incentive Plan following the consummation of this offering.
(2)	Assumes that the lock-up period will not be waived in accordance with the terms of the lock-up agreement and that the underwriters do not exercise their over-allotment option.

Prior to this offering, there has been no public market for our common shares, and no prediction can be made as to the effect, if any, that future sales or the availability of common shares for sale will have on the market price of our common shares prevailing from time to time. Nevertheless, sales of substantial amounts of our common shares in the public market, including common shares issued upon the exercise of options that may be granted under any employee stock option or employee stock award plan of ours, or the perception that those sales may occur, could adversely affect prevailing market prices for our common shares.

DESCRIPTION OF OUR CAPITAL STOCK

The following is a description of the material terms of our amended and restated articles of incorporation and bylaws that will be in effect immediately prior to the consummation of this offering. Please see our amended and restated articles of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

PURPOSE

Our purpose, as stated in our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporations Act of the Marshall Islands, or the BCA. Our amended and restated articles of incorporation and bylaws do not impose any limitations on the ownership rights of our shareholders.

AUTHORIZED CAPITAL STOCK

Under our amended and restated articles of incorporation our authorized capital stock consists of 250 million common shares, par value $0.01 per share, of which 500 shares are issued and outstanding, and 25 million preferred shares, par value $0.01 per share, of which no shares are issued and outstanding. Following the completion of this offering, we expect to have 18,050,000 shares issued and outstanding, or 19,550,000 assuming the underwriters’ over-allotment is exercised in full.

Common shares

Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common shares are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common shares are entitled to receive pro rata our remaining assets available for distribution. Holders of common shares do not have conversion, redemption or pre-emptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of common shares are subject to the rights of the holders of any shares of preferred stock, which we may issue in the future.

Preferred shares

Our amended and restated articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

•	the voting rights, if any, of the holders of the series.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for our common shares is Computershare Trust Company N.A.

LISTING

We will apply to list our common shares for quotation on the New York Stock Exchange under the symbol “ASC.”

DIRECTORS

Our directors are elected by a plurality of the votes cast by shareholders entitled to vote. There is no provision for cumulative voting.

Our amended and restated bylaws require our board of directors to consist of at least one member. Upon the completion of this offering, our board of directors will consist of seven members. Our amended and restated bylaws may be amended by the vote of a majority of our entire board of directors.

Directors are elected annually on a staggered basis, and each shall serve for a three year term and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

SHAREHOLDER MEETINGS

Under our amended and restated bylaws, annual meetings of shareholders will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Republic of The Marshall Islands. Special meetings may be called at any time by a majority of our board of directors, the chairman of our board of directors or an officer of the Company who is also a director. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting. One or more shareholders representing at least one-third of the total voting rights of our total issued and outstanding shares present in person or by proxy at a shareholder meeting shall constitute a quorum for the purposes of the meeting.

DISSENTERS’ RIGHTS OF APPRAISAL AND PAYMENT

Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation and the sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of The Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.

SHAREHOLDERS’ DERIVATIVE ACTIONS

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties. Our amended and restated articles of incorporation and bylaws include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorney’s fees and disbursements and court costs) to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and this insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our articles of incorporation and bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF OUR AMENDED AND RESTATED ARTICLES OF INCORPORATION AND BYLAWS

Several provisions of our articles of incorporation and bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (i) the merger or acquisition of us by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (ii) the removal of incumbent officers and directors.

Blank check preferred stock

Under the terms of our amended and restated articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 25 million shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of us or the removal of our management.

Election and removal of directors

Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors. Our bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our articles of incorporation also provide that our directors may be removed for cause upon the affirmative vote of not less than two-thirds of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited actions by stockholders

Our amended and restated articles of incorporation and our bylaws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our amended and restated articles of incorporation and our bylaws provide that, unless otherwise prescribed by law, only a majority of our board of directors, the chairman of our board of directors or an officer of the Company who is also a director may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice.

Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our board of directors and shareholder consideration of a proposal may be delayed until the next annual meeting.

Advance notice requirements for shareholder proposals and director nominations

Our amended and restated bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 120 days nor more than 150 days prior to the one-year anniversary of the immediately preceding annual meeting of shareholders. Our amended and restated bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Classified board of directors

As described above, our amended and restated articles of incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms. Accordingly, approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third-party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for two years.

Business combinations

Although the BCA does not contain specific provisions regarding “business combinations” between companies organized under the laws of the Marshall Islands and “interested shareholders,” we have included these provisions in our articles of incorporation. Specifically, our amended and restated articles of incorporation prohibit us from engaging in a “business combination” with certain persons for three years following the date the person becomes an interested shareholder. Interested shareholders generally include:

•	any person who is the beneficial owner of 15% or more of our outstanding voting stock; or

•

any person who is our affiliate or associate and who held 15% or more of our outstanding voting stock at any time within three years before the date on which the person’s status as an interested shareholder is determined, and the affiliates and associates of such person.

Subject to certain exceptions, a business combination includes, among other things:

•	certain mergers or consolidations of us or any direct or indirect majority-owned subsidiary of ours;

•

any sale, lease, exchange, mortgage, pledge, transfer or other disposition of our assets or of any subsidiary of ours having an aggregate market value equal to 10% or more of either the aggregate market value of all of our assets, determined on a combined basis, or the aggregate value of all of our outstanding stock;

•	certain transactions that result in the issuance or transfer by us of any stock of ours to the interested shareholder;

•

any transaction involving us or any of our subsidiaries that has the effect of increasing the proportionate share of any class or series of stock, or securities convertible into any class or series of stock, of ours or any such subsidiary that is owned directly or indirectly by the interested shareholder or any affiliate or associate of the interested shareholder; and

•

any receipt by the interested shareholder of the benefit directly or indirectly (except proportionately as a shareholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through us.

These provisions of our articles of incorporation do not apply to a business combination if:

•	before a person became an interested shareholder, our board of directors approved either the business combination or the transaction in which the shareholder became an interested shareholder;

•

upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than certain excluded shares;

•

at or following the transaction in which the person became an interested shareholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock that is not owned by the interest shareholder;

•	the shareholder was or became an interested shareholder prior to the closing of this initial public offering;

•

a shareholder became an interested shareholder inadvertently and (i) as soon as practicable divested itself of ownership of sufficient shares so that the shareholder ceased to be an interested shareholder; and (ii) would not, at any time within the three-year period immediately prior to a business combination between us and such shareholder, have been an interested shareholder but for the inadvertent acquisition of ownership; or

•

the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required under our articles of incorporation which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an interested shareholder during the previous three years or who became an interested shareholder with the approval of the board; and (iii) is approved or not opposed by a majority of the members of the board of directors then in office (but not less than one) who were directors prior to any person becoming an interested shareholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to:

(i)	a merger or consolidation of us (except for a merger in respect of which, pursuant to the BCA, no vote of our shareholders is required);

(ii)	a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of us or of any direct or indirect majority-owned subsidiary of ours (other than to any direct or indirect wholly-owned subsidiary or to us) having an aggregate market value equal to 50% or more of either the aggregate market value of all of our assets determined on a consolidated basis or the aggregate market value of all the outstanding shares; or

(iii)	a proposed tender or exchange offer for 50% or more of our outstanding voting stock.

MARSHALL ISLANDS COMPANY CONSIDERATIONS

Our corporate affairs are governed by our articles of incorporation and bylaws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Republic of The Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as courts in the United States. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders’ rights.

Marshall Islands	Delaware
Shareholder Meetings
Held at a time and place as designated in the bylaws.	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.

Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the articles of incorporation or by the bylaws.	Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

May be held within or without the Marshall Islands.	May be held within or without Delaware.

Notice:	Notice:

Whenever shareholders are required to take any action at a meeting, written notice of the meeting shall be given which shall state the place, date and hour of the meeting and, unless it is an annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting.	Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting.	Written notice shall be given not less than 10 nor more than 60 days before the meeting.

Shareholders’ Voting Rights

Any action required to be taken by a meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote.	Any action required to be taken at a meeting of shareholders may be taken without a meeting if a consent for such action is in writing and is signed by shareholders having not fewer than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Any person authorized to vote may authorize another person or persons to act for him by proxy.	Any person authorized to vote may authorize another person or persons to act for him by proxy.

Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting.	For stock corporations, the certificate of incorporation or bylaws may specify the number of shares required to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

The articles of incorporation may provide for cumulative voting in the election of directors.	The certificate of incorporation may provide for cumulative voting in the election of directors.

Merger or Consolidation

Any two or more domestic corporations may merge into a single corporation if approved by the board and if authorized by a majority vote of the holders of outstanding shares at a shareholder meeting.	Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by shareholders of each constituent corporation at an annual or special meeting.

Any sale, lease, exchange or other disposition of all or substantially all the assets of a corporation, if not made in the corporation’s usual or regular course of business, once approved by the board, shall be authorized by the affirmative vote of two-thirds of the shares of those entitled to vote at a shareholder meeting.	Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of the corporation entitled to vote.

Any domestic corporation owning at least 90% of the outstanding shares of each class of another domestic corporation may merge such other corporation into itself without the authorization of the shareholders of any corporation.	Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of shareholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called shareholder meeting.

Any mortgage, pledge of or creation of a security interest in all or any part of the corporate property may be authorized without the vote or consent of the shareholders, unless otherwise provided for in the articles of incorporation.	Any mortgage or pledge of a corporation’s property and assets may be authorized without the vote or consent of shareholders, except to the extent that the certificate of incorporation otherwise provides.

Directors

The board of directors must consist of at least one member.	The board of directors must consist of at least one member.

The number of board members may be changed by an amendment to the bylaws, by the shareholders, or by action of the board under the specific provisions of a bylaw.	The number of board members shall be fixed by, or in a manner provided by, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by an amendment to the certificate of incorporation.
If the board is authorized to change the number of directors, it can only do so by a majority of the entire board and so long as no decrease in the number shall shorten the term of any incumbent director.	If the number of directors is fixed by the certificate of incorporation, a change in the number shall be made only by an amendment of the certificate.

Removal:	Removal:

Any or all of the directors may be removed for cause by vote of the shareholders.	Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides.

If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the shareholders.	In the case of a classified board, shareholders may effect removal of any or all directors only for cause.

Dissenters’ Rights of Appraisal

Shareholders have a right to dissent from any plan of merger, consolidation or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares. However, the right of a dissenting shareholder under the BCA to receive payment of the appraised fair value of his shares is not available for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the Record Date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of the shareholders to act upon the agreement of merger or consolidation, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders. The right of a dissenting shareholder to receive payment of the fair value of his or her shares shall not be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the shareholders of the surviving corporation.	Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed stock is offered for consideration is (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders.

A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

Alters or abolishes any preferential right of any outstanding shares having preference; or

Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or

Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or

Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.
Shareholder’s Derivative Actions

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.	In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.

A complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort.	Other requirements regarding derivative suits have been created by judicial decision, including that a shareholder may not bring a derivative suit unless he or she first demands that the corporation sue on its own behalf and that demand is refused (unless it is shown that such demand would have been futile).

Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic of The Marshall Islands.

Reasonable expenses including attorney’s fees may be awarded if the action is successful.

A corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000.

TAX CONSIDERATIONS

The following is a discussion of the material Irish, Marshall Islands and United States federal income tax considerations relevant to an investment decision by a United States Holder and a Non-United States Holder, each as defined below, with respect to the common shares. This discussion does not purport to deal with the tax consequences of owning our common shares to all categories of investors, some of which, such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in partnerships or other pass-through entities for U.S. federal income tax purposes, dealers in securities or currencies, United States Holders whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our shares of common stock, may be subject to special rules. This discussion deals only with holders who purchase common shares in connection with this offering and hold the common shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or non-United States law of the ownership of common shares.

Marshall Islands Tax Considerations

In the opinion of Seward & Kissel LLP, the following are the material Marshall Islands tax consequences of our activities to us and of our common shares to our shareholders. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

Irish Tax Considerations

The following are the material corporate tax consequences to us of our activities in Ireland and to Irish Holders and Non-Irish Holders, each as defined below, of the common shares. This summary is based on Irish taxation laws currently in force, regulations promulgated thereunder, proposals to amend any of the foregoing publicly announced prior to the date hereof, and the currently published administrative practices of the Irish Revenue Commissioners, all as of the date hereof. Taxation laws are subject to change, from time to time, and no representation is or can be made as to whether such laws will change, or what impact, if any, such changes will have on the statements contained in this summary. No assurance is or can be given that legislative or judicial changes, or changes in administrative practice, will not modify or change the statements expressed herein. We have assumed for the purposes of this summary that any proposed changes to the taxation laws will be enacted in the form proposed. Holders of the common shares are advised to consult with their own tax advisers with respect of the application of Irish taxation laws to their particular circumstances in relation to the purchase, ownership or disposition of the common shares.

This summary is of a general nature only. It does not constitute tax or legal advice and does not discuss all aspects of Irish taxation that may be relevant to our activities or to Irish Holders and Non-Irish Holders. The summary generally only applies to Irish and Non-Irish Holders that legally and beneficially hold their common shares as capital assets and does not address special classes of holders including, but not limited to, dealers in securities, insurance companies, pension schemes, employee share ownership trusts, collective investment undertakings, investment undertakings, charities, tax-exempt organizations, financial institutions and close companies, each of which may be subject to special rules not discussed below. For the purposes of this summary, “Ireland” means the Republic of Ireland.

Irish Tax Considerations Applicable to Irish Holders

For the purposes of this discussion, an “Irish Holder” means a holder of common shares that (i) beneficially owns the common shares; (ii) in the case of individual holders, are resident, ordinarily resident and domiciled in

Ireland under Irish taxation laws; (iii) in the case of holders that are companies, are resident in Ireland under Irish taxation laws; and (iv) are not also resident in any other country under any double taxation agreement entered into by Ireland.

Taxation of Dividends

Individual Irish Holders will be subject to income tax on the gross amount of any dividend (the amount of the dividend received plus any Dividend Withholding Tax (“DWT”) withheld), at their marginal rate of tax (currently either 20 percent or 41 percent depending on the individual’s circumstances). Individual Irish Holders may be able to claim a credit against their resulting income tax liability in respect of any DWT withheld.

Individual Irish Holders may, depending on their circumstances, also be subject to the universal social charge at rates of up to 7 percent and pay related social insurance contribution of rates up to 4 percent in respect of their dividend income. Individual Irish Holders must account for all Irish taxes on a self-assessment basis.

Corporate Irish Holders will be subject to corporation tax on the gross amount of any dividend received at the rate of 25 percent. Where the Corporate Irish Holders is a company for whom the dividends are a trading receipt, the gross amounts of any dividend will form part of its taxable income for self-assessment purposes subject to corporation tax at the rate of 12.5 percent. Corporate Irish Holders may be able to claim a credit against their resulting corporation tax liability in respect of any DWT withheld.

Disposals of Common Shares

Irish Holders that acquire common shares will be considered, for Irish tax purposes, to have acquired their common shares at a base cost equal to the Euro equivalent amount paid for the common shares. On subsequent dispositions, common shares acquired at an earlier time will be deemed, for Irish tax purposes, to be disposed of on a “first in first out” basis before common shares acquired at a later time.

Irish Holders that dispose of their common shares will be subject to capital gains tax (“CGT”) to the extent that the Euro equivalent of the proceeds realized from such disposition exceeds the Euro equivalent of the base cost of the common shares disposed of and any incidental expenses. The current rate of CGT is 33 percent. An annual exemption allows individuals to realise chargeable gains of up to €1,270 in each tax year without giving rise to CGT. This exemption may not be transferred between spouses.

Irish Holders that realize a loss on the disposition of common shares will generally be entitled to offset such allowable losses against capital gains realized from other sources in determining their capital gains tax liability in a year. Allowable losses which remain unrelieved in a year may generally be carried forward indefinitely for Irish capital gains tax purposes and applied against capital gains in future years.

Capital Acquisitions Tax

A gift or inheritance of common shares by Irish Holders may fall within the charge to Irish capital acquisitions tax (“CAT”). CAT may apply to gifts or inheritances of Irish situate assets or where either the person from whom the gift or inheritance is taken is Irish domiciled, resident or ordinarily resident or the person taking the gift or inheritance is Irish resident or ordinarily resident.

CAT is currently chargeable at a rate of 33 percent on the value of gifts or inheritances above specified tax free thresholds. Different classes of tax free thresholds apply depending upon the relationship between the donor and the recipient. These tax free thresholds are also affected by the value of previous gifts or inheritances received. Gifts or inheritances between spouses are not subject to Irish CAT.

Stamp Duty

No Irish stamp duty (or other Irish transfer tax) will apply to the issue of common shares to Irish Holders or upon the disposition of common shares by Irish Holders. If an Irish Holder receives a distribution in specie of certain assets, a charge to Irish stamp duty could potentially arise.

Irish Tax Considerations Applicable to Non-Irish Holders

For the purposes of this discussion, a “Non-Irish Holder” means a holder of common shares that (i) beneficially owns the common shares; (ii) in the case of individual holders, are neither resident, ordinarily resident or domiciled in Ireland under Irish taxation laws; (iii) in the case of holders that are companies, are neither resident in Ireland under Irish taxation laws nor carrying on a trade in Ireland through a branch or agency; and (iv) are not carrying on a trade in Ireland through a ‘permanent establishment’ as defined under any double taxation agreement entered into by Ireland.

Under current Irish taxation law, Non-Irish Holders are not subject to tax on income or capital gains, and no Irish withholding tax will be imposed upon payments of dividends, from common shares.

Irish Tax Considerations Applicable to Ardmore’s Irish Subsidiaries

The following is a brief overview of the material tax considerations relevant to our activities in Ireland. For the purposes of this discussion, Ardmore’s “Irish Subsidiaries” means our intermediate holding company Ardmore Shipholding Limited, an Irish incorporated and resident company, and its wholly-owned subsidiaries resident in Ireland for tax purposes. These wholly-owned subsidiaries include Ardmore Shipping Limited, our management company, and the separate vessel subsidiaries.

Taxation in Ireland—General

Companies that are resident in Ireland for tax purposes are subject to Irish corporation tax on their worldwide income and gains. The current rates of Irish corporation tax are 12.5 percent for certain trading income, 25 percent for all other income and 33 percent for capital gains. These rates may be reduced or eliminated depending on the nature of the income and gains and the activities of the recipient company.

Taxation of Dividends

Should Irish Subsidiaries pay dividends, such dividends will generally be subject to DWT in Ireland at the standard rate of income tax (currently 20 percent). Where DWT applies, we will be responsible for withholding such tax at source.

Should an Irish Subsidiary pay a dividend to another Irish Subsidiary an automatic exemption from DWT will apply and so the dividend will be paid gross. The Irish Subsidiary recipient will not be subject to tax in respect of such dividends received.

Should an Irish Subsidiary pay a dividend to an Ardmore company, that is not an Irish Subsidiary, the recipient company should be entitled to claim an exemption from DWT as a “qualifying non-resident person.” A qualifying non-resident person for these purposes includes a non-Irish resident company which is a 75% or greater subsidiary of a company the principal class of shares of which are substantially and regularly traded on a recognised stock exchange in a relevant territory. A “relevant territory” means a Member State of the European Union or a jurisdiction with which Ireland has a Double Taxation Treaty.

The term “substantially and regularly traded” is not defined in Irish Tax legislation, however, for the purposes of qualifying for exemption from DWT the Irish Revenue Commissioners have stated that they will accept that a company’s shares are “substantially and regularly traded” where the shares are traded on a regular basis each year in more than de minimus quantities.

The common shares, which constitute the Company’s sole class of issued and outstanding stock will, after this offering, be traded on the New York Stock Exchange, or the NYSE. It is anticipated that the common shares will therefore be substantially and regularly traded on a recognised stock exchange and so any dividends paid by Irish Subsidiaries should be exempt from DWT.

Disposals of Shares—Irish Subsidiaries

A holder of common shares in an Irish Subsidiary will not be subject to CGT on a disposal of such common shares provided that such holder (i) is neither resident nor ordinarily resident in Ireland at the time of the disposal and provided that the common shares do not derive the greater part of their value from Irish land, minerals or mineral rights, and (ii) does not hold the Shares through or for the purposes of a trade carried on by an Irish branch or agency.

An Irish Subsidiary which itself is the holder of common shares in another company, including an Irish Subsidiary, will not be subject to CGT on a disposal of such common shares under the substantial shareholding exemption provided that (i) at the time of the disposal the Irish Subsidiary held a minimum of 5 percent of the common shares in the company being disposed of for a continuous period of at least 12 months ending not more than two years before the date of disposal, (ii) the company being disposed of is resident for tax purposes in a Member State of the European Union or a jurisdiction with which Ireland has a Double Taxation Treaty, and (iii) the company being disposed of is a ‘trading’ company (under Irish tax rules) or when viewed as part of a group taken with the Irish Subsidiary and any other 5% subsidiaries, that group is mainly carrying on ‘trading’ activities.

Tonnage Tax

A number of the Irish Subsidiaries currently operate under what is known as Ireland’s “Tonnage Tax Regime.” Tonnage Tax provides an alternative to charging corporation tax on certain profits of a qualifying shipping company. Rather than charging corporation tax in the normal way, tax is levied each year by reference to the tonnage of the ships operated by the qualifying company. Tonnage Tax is specifically legislated for under the Irish tax code. It is elective and requires a ten year commitment to remain within the regime. Completion of a detailed application process and approval from the Irish Revenue Commissioners is required before Tonnage Tax can be adopted.

A “qualifying company” for Tonnage Tax purposes is one which (i) is within the charge to Irish corporation tax, (ii) operates qualifying ships, and (iii) caries on the strategic and commercial management of those ships from Ireland. A “qualifying ship” for these purposes means a self-propelled seagoing vessel of 100 tons or more gross tonnage and which is certified for navigation at sea by the competent authorities of any country or territory. It does not include a vessel of “an excluded kind” examples of which include fishing and fish factory vessels, recreational vessels, oil tankers and dredgers.

Tonnage tax is not itself a tax, rather it is an alternative method by which certain qualifying shipping companies may calculate their shipping related profits for Irish corporation tax purposes. The shipping related profits, once calculated using the tonnage tax method, are subject to the 12.5% rate of corporation tax. The profits are calculated by reference to the tonnage of the ships used in a company’s shipping trade. The “tonnage” profits replace for tax purposes the income and gains arising to the shipping company from certain specific activities.

The tonnage tax profit is calculated on the basis of a specified notional daily profit per ship depending on the net tonnage of the ship. This notional profit per ship is then multiplied by the number of days the ship was operated in the accounting period by the qualifying company. This calculation provides the profit per ship. Where the company operates more than one qualifying ship, the profits per ship are aggregated to arrive at the total tonnage tax profits. The 12.5 percent corporation tax rate is then applied to this notional total tonnage tax profit. Therefore corporation tax is not subsequently applied to the company’s relevant shipping profits (which may include significant chartering income and gains from the disposal of qualifying ships). Losses accruing to the company in respect of its tonnage tax activities may not be set off against other taxable profits subject to corporation tax.

United States Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences to us of our activities and to United States Holders and Non-United States Holders, each as defined below, of the common shares. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, or the Treasury Regulations, all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business as described in this prospectus and assumes that we conduct our business as described herein. References in the following discussion to the “Company,” “we,” “our” and “us” are to Ardmore Shipping Corporation and its subsidiaries on a consolidated basis.

United States Federal Income Taxation of Operating Income: In General

We anticipate that we will earn substantially all our income from the hiring or leasing of vessels for use on a time charter basis, from participation in a pool or from the performance of services directly related to those uses, all of which we refer to as “shipping income.”

Unless we qualify from an exemption from United States federal income taxation under either an applicable tax treaty or the rules of Section 883 of the Code, or Section 883, as discussed below, a foreign corporation such as the Company will be subject to United States federal income taxation on its “shipping income” that is treated as derived from sources within the United States, to which we refer as “United States source shipping income.” For United States federal income tax purposes, “United States source shipping income” includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

Shipping income attributable to transportation exclusively between non-United States ports will be considered to be 100% derived from sources entirely outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

Shipping income attributable to transportation exclusively between United States ports is considered to be 100% derived from United States sources. However, we are not permitted by United States law to engage in the transportation of cargoes that produces 100% United States source shipping income.

Prior to this offering, we believe that we have been exempt from the United States federal income taxation with respect to our United States shipping income because we are entitled to the benefits of the U.S.–Irish tax treaty, which generally contains an exemption from this tax for qualified Irish residents. After this offering, we will no longer qualify for an exemption under the U.S.–Irish tax treaty, and, unless we qualify for the exemption from tax under Section 883, our gross United States source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 and the Treasury Regulations thereunder, a foreign corporation will be exempt from United States federal income taxation of its United States source shipping income if:

(1)	it is organized in a “qualified foreign country” which is one that grants an “equivalent exemption” from tax to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883; and

(2)	one of the following tests is met:

(A)	more than 50% of the value of its shares is beneficially owned, directly or indirectly, by “qualified shareholders,” which as defined includes individuals who are “residents” of a qualified foreign country, to which we refer as the “50% Ownership Test”; or

(B)	its shares are “primarily and regularly traded on an established securities market” in a qualified foreign country or in the United States, to which we refer as the “Publicly-Traded Test.”

The Republic of The Marshall Islands, the jurisdiction where we and our ship-owning subsidiaries are incorporated, has been officially recognized by the United States Internal Revenue Service, or the IRS, as a qualified foreign country that grants the requisite “equivalent exemption” from tax in respect of each category of shipping income we earn and currently expect to earn in the future. Therefore, we will be exempt from United States federal income taxation with respect to our United States source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

After this offering, we anticipate that we will satisfy the Publicly-Traded Test but, as discussed below, this is a factual determination made on an annual basis. We do not currently anticipate circumstances under which we would be able to satisfy the 50% Ownership Test after this offering.

Publicly-Traded Test

The Treasury Regulations under Section 883 provide, in pertinent part, that shares of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. The Company’s common shares, which constitute its sole class of issued and outstanding stock will, after this offering, be “primarily traded” on the New York Stock Exchange, or the NYSE.

Under the Treasury Regulations, our common shares will be considered to be “regularly traded” on an established securities market if one or more classes of our shares representing more than 50% of our outstanding stock, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on such market, to which we refer as the “listing threshold.” Since, after this offering, all our common shares will be listed on the NYSE, we expect to satisfy the listing threshold.

The Treasury Regulations also require that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, which we refer to as the “trading frequency test”; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year must be at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year, which we refer to as the “trading volume” test. We anticipate that we will satisfy the trading frequency and trading volume tests. Even if this were not the case, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as is expected to be the case with our common shares, such class of stock is traded on an established securities market in the United States and such shares are regularly quoted by dealers making a market in such shares.

Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that a class of shares will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of outstanding stock, to which we refer as the “5% Override Rule.”

For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of our common shares, or “5% Shareholders,” the Treasury Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission, as owning 5% or more of our common shares. The Treasury Regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

In the event the 5% Override Rule is triggered, the Treasury Regulations provide that the 5% Override Rule will nevertheless not apply if we can establish that within the group of 5% Shareholders, qualified shareholders (as defined for purposes of Section 883) own sufficient number of shares to preclude non-qualified shareholders in such group from owning 50% or more of our common shares for more than half the number of days during the taxable year.

We anticipate that after the offering is completed, we will be able to satisfy the Publicly-Traded Test and will not be subject to the 5% Override Rule. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the Section 883 exemption. For example, there is a risk that we could no longer qualify for Section 883 exemption for a particular taxable year if “non-qualified” 5% Shareholders were to own 50% or more of our outstanding common shares on more than half the days of the taxable year. Under these circumstances, we would be subject to the 5% Override Rule and we would not qualify for the Section 883 exemption unless we could establish that our shareholding during the taxable year was such that non-qualified 5% Shareholders did not own 50% or more of our common shares on more than half the days of the taxable year. Under the Treasury Regulations, we would have to satisfy certain substantiation requirements regarding the identity of our shareholders. These requirements are onerous and there is no assurance that we would be able to satisfy them. Given the factual nature of the issues involved, we can give no assurances in regards of our or our subsidiaries’ qualification for the Section 883 exemption.

Taxation in Absence of Section 883 Exemption

If the benefits of Section 883 are unavailable, our United States source shipping income would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, or the “4% gross basis tax regime,” to the extent that such income is not considered to be “effectively connected” with the conduct of a United States trade or business, as described below. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being United States source shipping income, the maximum effective rate of United States federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent our United States source shipping income is considered to be “effectively connected” with the conduct of a United States trade or business, as described below, any such “effectively connected” United States source shipping income, net of applicable deductions, would be subject to United States federal income tax, currently imposed at rates of up to 35%. In addition, we would generally be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our United States trade or business.

Our United States source shipping income would be considered “effectively connected” with the conduct of a United States trade or business only if:

•	we have, or are considered to have, a fixed place of business in the United States involved in the earning of United States source shipping income; and

•

substantially all of our United States source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend to have, or permit circumstances that would result in having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, it is anticipated that none of our United States source shipping income will be “effectively connected” with the conduct of a United States trade or business.

United States Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883, we will not be subject to U.S. federal income tax with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

United States Federal Income Taxation of United States Holders

As used herein, the term “United States Holder” means a holder that for U.S. federal income tax purposes is a beneficial owner of common shares and is an individual United States citizen or resident, a United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership holds the common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding the common shares, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common shares to a United States Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the United States Holder’s tax basis in its common shares and thereafter as capital gain. Because we are not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as foreign source dividend income and will generally constitute “passive category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Subject to applicable limitations, including a holding period requirement, dividends paid on our common shares to certain non-corporate United States Holders will generally be treated as “qualified dividend income” that is taxable to such United States Holders at preferential tax rates provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the NYSE, on which our common shares will be traded); and (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which, as discussed below, we do not believe that we are or will be for any future taxable years).

There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of such non-corporate United States Holders, although, as described above, we expect such dividends to be so eligible provided an eligible non-corporate United States Holder meets all applicable requirements. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a non-corporate United States Holder.

Special rules may apply to any “extraordinary dividend”—generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder’s adjusted tax basis in a common share—paid by us. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss derived by certain non-corporate United States Holders from the sale or exchange of such common shares will be treated as long term capital loss to the extent of such dividend.Sale, Exchange or Other Disposition of Common Shares

Assuming we do not constitute a passive foreign investment company for any taxable year, a United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder’s tax basis in such shares. Such gain or loss will be treated as long-term capital gain or loss if the United States Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. Long-term capital gains of certain non-corporate United States Holders are currently eligible for reduced rates of taxation. A United States Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a United States Holder that holds shares in a foreign corporation classified as a “passive foreign investment company,” or a PFIC, for United States federal income tax purposes. In general, we will be treated as a PFIC with respect to a United States Holder if, for any taxable year in which such holder holds our common shares, either

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our current and anticipated operations, we do not believe that we are currently a PFIC or will be treated as a PFIC for any future taxable year. Our belief is based principally on the position that the gross income we derive from our time chartering activities should constitute services income, rather than rental income. Accordingly, such income should not constitute passive income, and the assets that we own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a PFIC. There is substantial legal authority supporting this position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a United States Holder should be able to make a “mark-to-market” election with respect to our common shares, as discussed below. A United States holder of shares in a PFIC will be required to file an annual information return containing information regarding the PFIC as required by applicable Treasury Regulations.

Taxation of United States Holders Making a Timely QEF Election

If a United States Holder makes a timely QEF election, which United States Holder we refer to as an “Electing Holder,” the Electing Holder must report for United States federal income tax purposes its pro rata share of our ordinary earnings and net capital gain, if any, for each of our taxable years during which we are a PFIC that ends with or within the taxable year of the Electing Holder, regardless of whether distributions were received from us by the Electing Holder. No portion of any such inclusions of ordinary earnings will be treated as “qualified dividend income.” Net capital gain inclusions of certain non-corporate United States Holders would be eligible for preferential capital gains tax rates. The Electing Holder’s adjusted tax basis in the common shares will be increased to reflect any income included under the QEF election. Distributions of previously taxed income will not be subject to tax upon distribution but will decrease the Electing Holder’s tax basis in the common shares. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any taxable year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A United States Holder would make a timely QEF election for our common shares by filing one copy of IRS Form 8621 with his United States federal income tax return for the first year in which he held such shares when we were a PFIC. If we determine that we are a PFIC for any taxable year, we would provide each United States Holder with all necessary information in order to make the QEF election described above.

Taxation of United States Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate will be the case, our shares are treated as “marketable stock,” a United States Holder would be allowed to make a “mark-to-market” election with respect to our common shares, provided the United States Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the United States Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such Holder’s adjusted tax basis in the common shares. The United States Holder would also be permitted an ordinary loss in respect of the excess, if any, of the United States Holder’s adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A United States Holder’s tax basis in his common shares would be adjusted to reflect any such income or loss amount recognized. In a year when we are a PFIC, any gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder.

Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a United States Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (i) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (ii) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common shares;

•

the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income and would not be “qualified dividend income”; and

•

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

United States Federal Income Taxation of “Non-United States Holders”

As used herein, the term “Non-United States Holder” means a holder that, for United States federal income tax purposes, is a beneficial owner of common shares (other than a partnership) that is not a United States Holder.

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax advisor.

Dividends on Common Shares

A Non-United States Holder generally will not be subject to United States federal income or withholding tax on dividends received from us with respect to our common shares, unless that income is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States.

Sale, Exchange or Other Disposition of Common Shares

A Non-United States Holder generally will not be subject to United States federal income or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

•	the gain is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States; or

•	the Non-United States Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

Income or Gains Effectively Connected with a United States Trade or Business

If the Non-United States Holder is engaged in a United States trade or business for United States federal income tax purposes, dividends on the common shares and gain from the sale, exchange or other disposition of the shares, that is effectively connected with the conduct of that trade or business (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment), will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of United States Holders. In addition, in the case of a corporate Non-United States Holder, its earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable United States income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, and the payment of the gross proceeds on a sale of our common shares, made within the United States to a non-corporate United States Holder will be subject to information reporting. Such payments or distributions may also be subject to backup withholding if the non-corporate United States Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that it has have failed to report all interest or dividends required to be shown on its federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-United States Holders may be required to establish their exemption from information reporting and backup withholding with respect to dividends payments or other taxable distribution on our common shares by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable. If a Non-United States Holder sells our common shares to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the Non-United States Holder certifies that it is a non-United States person, under penalties of perjury, or it otherwise establish an exemption. If a Non-United States Holder sells our common shares through a non-United States office of a non-United States broker and the sales proceeds are paid outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a Non-United States Holder sells our common shares through a non-United States office of a broker that is a United States person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that the Non-United States Holder is not a United States person and certain other conditions are met, or the Non-United States Holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Rather, a refund may generally be obtained of any amounts withheld under backup withholding rules that exceed the taxpayer’s United States federal income tax liability by filing a timely refund claim with the IRS.

Individuals who are United States Holders (and to the extent specified in applicable Treasury regulations, Non-United States Holders and certain United States entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury Regulations). Specified foreign financial assets would include, among other assets, our common shares, unless the common shares are held in an account maintained with a United States financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual United States Holder (and to the extent specified in applicable Treasury Regulations, a Non-United States Holder or a United States entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of United States federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. United States Holders (including United States entities) and Non-United States Holders are encouraged consult their own tax advisors regarding their reporting obligations in respect of our common shares.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Jefferies LLC
Clarkson Capital Markets LLC
Fearnley Securities AS
Evercore Group L.L.C.
ABN AMRO Securities (USA) LLC
DVB Capital Markets LLC

Total:	10,000,000

The underwriters and the representative are collectively referred to as the “underwriters” and the “representative” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,500,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,500,000 shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The underwriting discounts and commissions to be paid by us represent 7% of the total amount of this offering. The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $1.5 million. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $25,000.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We will list our common shares on the New York Stock Exchange under the trading symbol “ASC.”

We and all directors and officers and the holders of all of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agree that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of shares to the underwriters; or

•

the issuance by the Company of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period.

Morgan Stanley & Co. LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, financing and investment banking services for us, for which they received or will receive customary fees and expenses. In particular, affiliates of ABN AMRO Securities (USA) LLC and DVB Capital Markets LLC currently serve as lenders under the DVB Facility, the First ABN AMRO Facility and the Second ABN AMRO Facility and act as agents thereunder.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representative. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State; the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State; and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Addresses of the Underwriters

The addresses of the underwriters are as follows:

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Jefferies LLC

520 Madison Avenue

New York, New York 10022

Clarkson Capital Markets LLC

597 Fifth Avenue, 8th Floor

New York, New York 10017

Fearnley Securities AS

Grev Wedels Plass 9

P.O. Box 1158

Sentrum N-0107

Oslo, Norway

Evercore Group L.L.C.

55 East 52nd Street – 38th Floor

New York, New York 10055

ABN AMRO Securities (USA) LLC

100 Park Avenue – 17th Floor

New York, New York 10017

DVB Capital Markets LLC

609 Fifth Avenue

New York, New York 10017

LEGAL MATTERS

The validity of the common shares and certain other matters relating to United States Federal income and Marshall Islands tax considerations and to Marshall Islands corporations law will be passed upon for us by Seward & Kissel LLP, New York, New York. The underwriters have been represented in connection with this offering by Davis Polk & Wardwell LLP.

EXPERTS

The consolidated financial statements of Ardmore Shipping LLC, predecessor to Ardmore Shipping Corporation, at December 31, 2012 and 2011, and for the years then ended, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young, Dublin, Ireland, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The balance sheet of Ardmore Shipping Corporation, as of May 14, 2013, appearing in this Prospectus and Registration Statement has been audited by Ernst & Young, Dublin, Ireland, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The sections in this prospectus titled “Prospectus Summary” and “The International Products and Chemical Tanker Industry” have been prepared by Drewry Maritime Research, our industry experts, who have confirmed to us that such sections accurately describe the international tanker market.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the common shares offered hereby. For the purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement we filed. Each statement made in this prospectus concerning a document filed as an exhibit to the registration statement is qualified by reference to that exhibit for a complete statement of its provisions. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

Upon completion of this offering, we will be subject to the reporting requirements of the Exchange Act. We will furnish holders of common shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm and intend to make available quarterly financial information containing selected unaudited financial data for the first three quarters of each fiscal year. The audited financial statements will be prepared in accordance with U.S. GAAP and those reports will include a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section for the relevant periods. As a “foreign private issuer,” we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, but will be required to furnish those proxy statements to shareholders under New York Stock Exchange rules. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a “foreign private issuer,” our officers and directors and holders of more than 10% of our issued and outstanding common shares, which we refer to collectively as insiders, will be exempt from the rules under the Exchange Act requiring insiders to report purchases and sales of our common share as well as from Section 16 short swing profit reporting and liability.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We estimate the expenses in connection with the distribution of our common shares in this offering, other than underwriting discounts and commissions, will be as set forth in the table below. We will be responsible for paying the following expenses associated with this offering.

SEC Registration Fee	$26,667
Printing and Engraving Expenses	$250,000
Legal Fees and Expenses	$550,000
Accountants’ Fees and Expenses	$450,000
NYSE Listing Fee	$60,000
FINRA Fee	$29,825
Blue Sky Fees and Expenses	$20,000
Transfer Agent’s Fees and Expenses	$20,000
Miscellaneous Costs	$93,508

Total	$1,500,000

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Marshall Islands company, and our executive office is located outside of the United States in Cork, Ireland. Some of our directors, officers and the experts named in this registration statement reside outside the United States. In addition, a substantial portion of our assets and the assets of certain of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against us or these persons.

GLOSSARY OF SHIPPING TERMS

The following are definitions of certain terms that are commonly used in the shipping industry.

Aframax tanker. A tanker ranging in size from 85,000 dwt to 120,000 dwt.

Annual survey. The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

Ballast. A voyage during which the vessel is not laden with cargo.

Bareboat charter. A charter of a vessel under which the vessel-owner is usually paid a fixed daily or monthly rate for a certain period of time during which the charterer is responsible for the ship operating expenses and voyage expenses of the vessel and for the management of the vessel. In this case, all voyage related costs, including vessel fuel, or bunker, and port dues as well as all vessel operating costs, such as day-to-day operations, maintenance, crewing and insurance are paid by the charterer. A bareboat charter is also known as a “demise charter” or a “time charter by demise” and involves the use of a vessel usually over longer periods of time ranging over several years. The owner of the vessel receives monthly charterhire payments on a per day basis and is responsible only for the payment of capital costs related to the vessel.

Bunkers. Fuel oil used to operate a vessel’s engines, generators and boilers.

CERCLA. Comprehensive Environmental Response, Compensation and Liability Act.

Charter. The hiring of a vessel, or use of its carrying capacity, for either (1) a specified period of time or (2) to carry a cargo for a fixed fee from a loading port to a discharging port. The contract for a charter is called a charterparty.

Charterer. The party that hires a vessel pursuant to a charter.

Charterhire. Money paid to the vessel-owner by a charterer for the use of a vessel under a time charter or bareboat charter. Such payments are usually made during the course of the charter every 15 or 30 days in advance or in arrears by multiplying the daily charter rate times the number of days and, under a time charter only, subtracting any time the vessel was deemed to be off-hire. Under a bareboat charter such payments are usually made monthly and are calculated on a 360 or 365 day calendar year basis.

Charter rate. The amount of money agreed between the charterer and the vessel-owner accrued on a daily or monthly basis that is used to calculate the vessel’s charterhire.

Classification society. An independent society that certifies that a vessel has been built and maintained according to the society’s rules for that type of vessel and complies with the applicable rules and regulations of the country in which the vessel is registered, as well as the international conventions which that country has ratified. A vessel that receives its certification is referred to as being “in class” as of the date of issuance.

Clean petroleum products. Liquid products refined from crude oil, whose color is less than or equal to 2.5 on the National Petroleum Association scale. Clean products include naphtha, jet fuel, gasoline and diesel/gasoil.

Contract of Affreightment. A contract of affreightment, or COA, relates to the carriage of specific quantities of cargo with multiple voyages over the same route and over a specific period of time which usually spans a number of years. A COA does not designate the specific vessels or voyage schedules that will transport the cargo, thereby providing both the charterer and ship owner greater operating flexibility than with voyage charters alone. The charterer has the flexibility to determine the individual voyage scheduling at a future date while the ship owner may use different ships to perform these individual voyages. As a result, COAs are mostly entered into by large fleet operators such as pools or ship owners with large fleets of the same vessel type. All of the ship’s operating, voyage and capital costs are borne by the ship owner while the freight rate normally is agreed on a per cargo ton basis.

CVE Income. Allowance paid by charterers to owners in respect of communications, victualing and entertainment costs for crew.

Deadweight ton or “dwt.” A unit of a vessel’s capacity for cargo, fuel oil, stores and crew, measured in metric tons of 1,000 kilograms. A vessel’s dwt or total deadweight is the total weight necessary to submerge the vessel to its maximum permitted draft.

Dirty petroleum products. Liquid products refined from crude oil, whose color is greater than 2.5 on the National Petroleum Association scale. Dirty products usually require heating during a voyage, because their viscosity or waxiness makes discharge difficult at ambient temperatures.

Double-hull. Hull construction design in which a vessel has an inner and outer side and bottom separated by void space, usually 2 meters in width.

Draft. Vertical distance between the waterline and the bottom of the vessel’s keel.

Drydocking. The removal of a vessel from the water for inspection and/or repair of those parts of a vessel which are below the water line. During drydockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications issued. Drydockings are generally required once every 30 to 60 months.

Gross ton. A unit of weight equal to 2,240 pounds.

Handymax (also known as MR or Medium Range) tanker. A tanker ranging in size from 25,000 dwt to 59,999 dwt.

Handysize (also known as SR or Small Range) tanker. A tanker ranging in size from 10,000 dwt to 24,999 dwt.

Hull. Shell or body of a vessel.

IMO. International Maritime Organization, a United Nations agency that issues international regulations and standards for seaborne transportation.

ISM Code. International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, which, among other things, requires vessel-owners to obtain a safety management certification for each vessel they manage.

ISPS Code. International Security Code for Ports and Ships, which enacts measures to detect and prevent security threats to vessels and ports.

Intermediate survey. The inspection of a vessel by a classification society surveyor which takes place between two and three years before and after each special survey for such vessel pursuant to the rules of international conventions and classification societies.

Metric ton. A unit of weight equal to 1,000 kilograms.

MR Product Tanker. A vessel ranging from 25,000 dwt to 59,999 dwt and classed for petroleum or IMO 3 cargoes (e.g. vegetable oils, caustic soda, or liquid fertilizer).

Newbuilding. A new vessel under construction or just completed.

Off-hire. The period a vessel is unable to perform the services for which it is required under a time charter. Off-hire periods typically include days spent undergoing repairs and drydocking, whether or not scheduled.

OPA. Oil Pollution Act of 1990 of the United States (as amended).

Panamax tanker. A tanker ranging in size from 60,000 dwt to 85,000 dwt. The term is derived from the maximum length, breadth and draft capable of passing fully loaded through the Panama Canal.

Period charter. A period charter is an industry term referring to both time and bareboat charters. These charters are referred to as period charters or period market charters due to use of the vessel by the charterer over a specific period of time.

Product tanker. A tanker designed for the carriage of refined petroleum products whose cargo tanks are usually coated with epoxy-based paint to facilitate the cleaning of the tanker between the carriage of different cargoes and to prevent product contamination and hull corrosion. A product tanker typically has multiple cargo tanks capable of handling different cargoes simultaneously. The vessel may have equipment designed for the loading and unloading of cargoes with a high viscosity.

Protection and indemnity (or P&I) insurance. Insurance obtained through mutual associations (called “Clubs”) formed by vessel-owners to provide liability insurance protection against a large financial loss by one member by contribution towards that loss by all members. To a great extent, the risks are reinsured.

Refined petroleum products. Refined crude oil products, such as fuel oils, gasoline and jet fuel.

Scrapping. The disposal of old or damaged vessel tonnage by way of sale as scrap metal.

Single-hull. A hull construction design in which a vessel has only one hull.

Sister ship. Vessels of the same type and specification.

SOLAS. The International Convention for the Safety of Life at Sea 1974, as amended, adopted under the auspices of the IMO.

Special survey. An extensive inspection of a vessel by classification society surveyors that must be completed within five years. Special surveys require a vessel to be drydocked.

Spot charter. A spot charter is an industry term referring to both voyage and trip time charters. These charters are referred to as spot charters or spot market charters due to their short term duration, consisting mostly of a single voyage between one load port and one discharge port.

Spot market. The market for the immediate chartering of a vessel, usually for single voyage.

Strict liability. Liability that is imposed without regard to fault.

Suezmax tanker. Tanker ranging in size from 120,000 dwt to 200,000 dwt. The term is derived from the maximum length, breadth and draft capable of passing fully loaded through the Suez Canal.

Tanker. Vessel designed for the carriage of liquid cargoes in bulk with cargo space consisting of many tanks. Tankers carry a variety of products including crude oil, refined petroleum products, liquid chemicals and liquid gas.

Time charter. A time charter is a contract under which a charterer pays a fixed daily hire rate on a semi-monthly or monthly basis for a fixed period of time for use of the vessel. Subject to any restrictions in the charter, the charterer decides the type and quantity of cargo to be carried and the ports of loading and unloading. The charterer pays the voyage related expenses such as fuel, canal tolls, and port charges. The vessel-owner pays all vessel operating costs such as the management expenses and crew costs as well as for the capital costs of the vessel. Any delays at port or during the voyages are the responsibility of the charterer, except for certain specific exceptions such as loss of time arising from vessel breakdown and routine maintenance.

Time charter equivalent (TCE) rates. Time charter equivalent, or TCE, rates, are a standard industry measure of the average daily revenue performance of a vessel. The TCE rate achieved on a given voyage is expressed in U.S. dollars per day and is generally calculated by subtracting voyage expenses, including bunkers and port charges, from voyage revenue and dividing the net amount (time charter equivalent revenues) by the number of days in the period.

Trip time charter. A trip time charter is a short term time charter where the vessel performs a single voyage between load port(s) and discharge port(s) and the charterer pays a fixed daily hire rate on a semi-monthly basis for use of the vessel. The difference between a trip time charter and a voyage charter is only in the form of payment for use of the vessel and the respective financial responsibilities of the charterer and vessel-owner as described under time charter and voyage charter.

Ton. See “Metric ton.”

Ultra Large Crude Carrier (ULCC). A tanker whose size is above 200,000 dwt and has a typical cargo capacity of about 350,000 dwt.

Very Large Crude Carrier (VLCC). A tanker whose size is above 200,000 dwt and has a typical cargo capacity of about 300,000 dwt.

Vessel operating costs. The costs of operating a vessel that are incurred during a charter, primarily consisting of crew wages and associated costs, insurance premiums, lubricants and spare parts, and repair and maintenance costs. Vessel operating costs exclude fuel and port charges, which are known as “voyage expenses.” For a time charter, the vessel-owner pays vessel operating costs. For a bareboat charter, the charterer pays vessel operating costs.

Voyage charter. A voyage charter involves the carriage of a specific amount and type of cargo from specific load port(s) to specific discharge port(s), subject to various cargo handling terms. Most of these charters are of a single voyage nature between two specific ports, as trading patterns do not encourage round voyage trading. The owner of the vessel receives one payment derived by multiplying the tons of cargo loaded on board by the cost per cargo ton, as agreed to transport that cargo between the specific ports. The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel. The charterer is typically responsible for any delay at the loading or discharging ports.

Voyage expenses. Expenses incurred due to a vessel’s traveling from a loading port to a discharging port, such as fuel (bunker) cost, port expenses, agent’s fees, canal dues and extra war risk insurance, as well as commissions.

INDEX TO FINANCIAL STATEMENTS OF ARDMORE SHIPPING CORPORATION AND ARDMORE SHIPPING LLC, PREDECESSOR TO ARDMORE SHIPPING CORPORATION

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ardmore Shipping Corporation

We have audited the accompanying balance sheet of Ardmore Shipping Corporation as of May 14, 2013. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above present fairly, in all material respects, the financial position of Ardmore Shipping Corporation at May 14, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young

Dublin, Ireland

May 23, 2013

Ardmore Shipping Corporation

Balance Sheet

As of May 14, 2013 (date of inception)

(Expressed in US Dollars, unless otherwise stated)

May 14, 2013
TOTAL ASSETS

$—

Liabilities

—

Equity
Share capital ($0.01 par value, 500 shares authorised, issued and outstanding)	5
Additional paid in capital	495
Receivable from shareholder	(500)

Total equity	—

TOTAL LIABILITIES AND EQUITY	$—

The accompanying notes are an integral part of this balance sheet.

Ardmore Shipping Corporation

Notes to Financial Statements

As of May 14, 2013 (date of inception)

(Expressed in US Dollars, unless otherwise stated)

1.    Overview

1.1.    General Information

Ardmore Shipping Corporation (“ASC” or “the company”) was incorporated in the Republic of the Marshall Islands on May 14, 2013 as a wholly owned subsidiary of GA Holdings LLC, a limited liability company incorporated in the Marshall Islands.

The authorised capital stock of ASC consists of 500 shares of capital stock, par value $0.01 per share, all of which have been issued to GA Holdings.

Prior to the initial public offering of ASC’s common stock, GA Holdings LLC will exchange all of the shares of its wholly owned subsidiary, Ardmore Shipping LLC (“ASLLC”), for additional shares of ASC, and ASLLC will become a wholly-owned subsidiary of ASC.

2.    Basis of preparation

The accompanying financial statements have been prepared in accordance with US Generally Accepted Accounting Principles (“US GAAP”). Separate statements of income, changes in equity and cash flows have not been presented in the financial statements because there have been no operations in the company at the balance sheet date.

3.    Subsequent events

There have been no subsequent events at the date of issue of this balance sheet.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ardmore Shipping LLC Predecessor to Ardmore Shipping Corporation

We have audited the accompanying consolidated balance sheets of Ardmore Shipping LLC Predecessor to Ardmore Shipping Corporation as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ardmore Shipping LLC Predecessor to Ardmore Shipping Corporation at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young

Dublin, Ireland

May 23, 2013

Ardmore Shipping LLC Predecessor to Ardmore Shipping Corporation

Consolidated Balance Sheets

As at December 31, 2012 and December 31, 2011

(Expressed in US Dollars, unless otherwise stated)

	Notes	Dec 31, 2012	Dec 31, 2011
ASSETS
Current assets
Cash and cash equivalents	5	$15,334,123	5,460,304
Receivables, trade	6	864,386	1,990,505
Working capital advances	7	1,573,955	3,672,567
Prepayments		223,471	249,989
Advances and deposits		423,703	569,243
Other receivables		498,259	393,738
Amounts due from related parties		—	25,397
Inventories		666,240	621,791

Total current assets		19,584,137	12,983,534

Non-current assets
Vessels, net of accumulated depreciation of $12.4 million (2011: $6.3 million)	8	125,478,619	130,307,740
Deferred dry dock expenditure, net of accumulated amortization of $0.4 million (2011: $0)	8	2,517,789	—
Vessels under construction	8	29,012,560	15,452,366
Other non-current assets, net of accumulated depreciation of $0.05 million (2011: $0.02 million)	8	133,147	118,122
Deferred finance charges, net of accumulated amortization of $0.6 million (2011: $0.3 million)		3,234,216	1,769,340
Total non-current assets		160,376,331	147,647,568

TOTAL ASSETS		179,960,468	160,631,102

LIABILITIES AND EQUITY
Current liabilities
Payables, trade		2,514,052	2,189,364
Charter revenue received in advance		851,045	439,340
Other payables		1,867	48,519
Amounts due to related parties		600,000	—
Accrued interest on loans	9	502,515	484,550
Short-term revolving credit facility	9	—	30,265,000
Current portion of long-term debt	9	6,819,918	5,600,000

Total current liabilities		11,289,397	39,026,773
Non-current liabilities
Non-current portion of long-term debt	9	60,280,082	60,000,000

Total non-current liabilities		60,280,082	60,000,000
Equity
Share capital ($1.00 par value, 100 shares authorised, issued and outstanding)		100	100
Additional paid in capital		117,073,252	65,747,499
Accumulated deficit		(8,682,363)	(4,143,270)

Total equity		108,390,989	61,604,329

TOTAL LIABILITIES AND EQUITY		$179,960,468	160,631,102

The accompanying notes are an integral part of these financial statements

Ardmore Shipping LLC Predecessor to Ardmore Shipping Corporation

Consolidated Statement of Comprehensive Income

For the years ended December 31, 2012 and December 31, 2011

(Expressed in US Dollars, unless otherwise stated)

	Notes	2012	2011
REVENUE
Revenue		$25,172,654	22,375,414
OPERATING EXPENSES
Commissions and voyage related costs		789,149	468,067
Vessel operating expenses		14,598,071	12,186,825
Charter hire costs		1,699,943	1,663,380
Depreciation		6,195,416	5,343,091
Amortization of deferred dry dock expenditure		441,491	—
General and administrative expenses	11	2,975,139	2,599,031

Total operating expenses		26,699,209	22,260,394

(Loss) / profit from operations		(1,526,555)	115,020

Interest expense and finance costs	12	(2,966,014)	(3,080,472)
Interest income	13	4,713	3,608

Loss before taxes		(4,487,856)	(2,961,844)

Income tax	14	(51,237)	(13,426)

Net loss		(4,539,093)	(2,975,270)

Other comprehensive income		—	—

Comprehensive loss		$(4,539,093)	(2,975,270)

Loss per share, basic and diluted		$(45,390.93)	(29,752.70)
Weighted average number of shares, basic and diluted		100	100
Unaudited proforma loss per share, basic and diluted	20	(0.56)
Unaudited proforma weighted average number of shares, basic and diluted	20	8,050,000
Unaudited adjusted proforma loss per share, basic and diluted	20	(0.51)
Unaudited adjusted proforma weighted average number of shares	20	8,656,458

The accompanying notes are an integral part of these financial statements

Ardmore Shipping LLC Predecessor to Ardmore Shipping Corporation

Consolidated Statement of Changes in Equity

As at December 31, 2012 and December 31, 2011

(Expressed in US Dollars, unless otherwise stated)

	Share capital	Additional paid-in capital	Accumulated deficit	TOTAL
EQUITY
Balance as at January 1, 2011	$100	50,790,825	(1,168,000)	49,622,925
Additional paid in capital	—	14,940,000	—	14,940,000
Share based compensation	—	16,674	—	16,674
Loss for year	—	—	(2,975,270)	(2,975,270)

Balance as at January 1, 2012	100	65,747,499	(4,143,270)	61,604,329
Additional paid in capital	—	51,314,503	—	51,314,503
Share based compensation	—	11,250	—	11,250
Loss for year	—	—	(4,539,093)	(4,539,093)
Balance as at December 31, 2012	$100	117,073,252	(8,682,363)	108,390,989

The accompanying notes are an integral part of these financial statements

Ardmore Shipping LLC Predecessor to Ardmore Shipping Corporation

Consolidated Statement of Cash Flows

For the years ended December 31, 2012 and December 31, 2011

(Expressed in US Dollars, unless otherwise stated)

	Notes	2012	2011
OPERATING ACTIVITIES
Net loss		$(4,539,093)	(2,975,270)
Non-cash items:
Depreciation		6,195,416	5,343,091
Amortization of deferred dry dock expenditure		441,491	—
Share based compensation		11,250	16,674
Amortization of deferred finance charges	12	254,547	290,391
Deferred tax (benefit) / expense		24,341	(16,099)
Changes in operating assets and liabilities:
Receivables, trade		1,126,119	(1,629,497)
Working capital advances		2,098,612	(1,331,321)
Prepayments		26,518	(214,710)
Advances and deposits		145,540	(419,243)
Other receivables		(104,521)	155,121
Inventories		(44,449)	(315,842)
Payables, trade		324,688	1,401,642
Charter revenue received in advance		411,705	(14,968)
Other payables		(70,993)	(86,532)
Amounts due to related parties		625,397	(25,397)
Accrued interest on loans		17,965	219,233
Deferred dry dock expenditure		(2,959,280)	—

Net cash provided by operating activities		3,985,253	397,273
INVESTING ACTIVITIES
Payments for acquisition of vessels and equipment		(1,330,198)	(41,381,029)
Payments for vessels under construction		(13,560,194)	(15,418,751)
Payments for other non-current assets		(51,122)	(120,774)

Net cash used in investing activities		(14,941,514)	(56,920,554)
FINANCING ACTIVITIES
Short-term revolving credit facility	9	(30,265,000)	15,495,000
Proceeds from long-term debt	9	38,700,000	32,000,000
Repayments of long term debt	9	(37,200,000)	(4,400,000)
Payments for deferred finance charges		(1,719,423)	(1,255,205)
Shareholder contributions		51,314,503	14,940,000

Net cash provided by financing activities		20,830,080	56,779,795

Net increase in cash and cash equivalents		9,873,819	256,514

Cash and cash equivalents at the beginning of the year		5,460,304	5,203,790

Cash and cash equivalents at the end of the year		$15,334,123	5,460,304

Cash paid during the year for:
Interest payments, net of capitalized interest		$3,235,270	2,570,847
Taxation		$42,998	12,063

The accompanying notes are an integral part of these financial statements

Ardmore Shipping LLC Predecessor to Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and December 31, 2011

(Expressed in US Dollars, unless otherwise stated)

1.    Overview

1.1.    Background

Ardmore Shipping LLC (“ASLLC”) and subsidiaries (collectively “Ardmore”) is an international marine transportation company. Ardmore was established in 2010 to acquire and operate a high quality fleet of tanker vessels. As at December 31, 2012 Ardmore owns and operates six secondhand vessels. Ardmore has also entered into contracts for the construction of four vessels. The average age of Ardmore’s owned fleet, excluding vessels under construction, at December 31, 2012 is 6.6 years.

All of Ardmore’s vessels are double-hulled and are engaged in the transportation of refined oil and chemical products. All the vessels are subject to IMO (International Maritime Organization) regulations including MARPOL (the International Convention for the Prevention of Pollution from Ships) and regulations of major oil and energy-related companies and other relevant international standards.

1.2.    Management and organizational structure

Ardmore is engaged in the operation of vessels in worldwide trade. ASLLC is a sole member limited liability Company incorporated in the Marshall Islands. A list of ASLLC’s subsidiaries is included in Note 19 to the consolidated financial statements. ASLLC is 100% owned by GA Holdings LLC, a limited liability company incorporated in the Marshall Islands. GA Holdings LLC is controlled by Greenbriar Equity Fund II, L.P. This fund is managed and controlled by Greenbriar Equity Group LLC.

Ardmore Shipping Limited, a company incorporated in Ireland and owned 100% by Ardmore Shipholding Limited, ASLLC’s direct subsidiary, acts as the commercial manager for Ardmore’s vessels. Ardmore Shipping Limited also provides transaction support services to the Company; primarily carrying out inspections of vessels, liaising with shipbrokers and arranging financing for vessel acquisitions.

Ardmore Shipping Corporation (“ASC”) was incorporated in the Republic of the Marshall Islands on May 14, 2013 as a wholly owned subsidiary of GA Holdings LLC, a limited liability company incorporated in the Marshall Islands. Prior to the initial public offering of ASC’s common stock, GA Holdings LLC will exchange all of the shares of its wholly owned subsidiary, ASLLC, for additional shares of ASC and ASLLC will become a wholly-owned subsidiary of ASC (“the Reorganization”).

1.3.    Vessels

Ardmore’s fleet as of December 31, 2012 comprised the following:

Owned	Dwt	Type	Built	Builder
Ardmore Seafarer	45,744	Product	Aug, 2004	Minami-Nippon Shipbuilding
Ardmore Seamaster	45,840	Product	Sep, 2004	Shin Kurushima Dockyard
Ardmore Seatrader	47,141	Product	Dec, 2002	Onomichi Dockyard
Ardmore Centurion	29,006	IMO 2 Chemical	Nov, 2005	STX Shipbuilding
Ardmore Calypso	17,589	IMO 2 Chemical	Jan, 2010	Samho Shipbuilding
Ardmore Capella	17,567	IMO 2 Chemical	Jan, 2010	Samho Shipbuilding

Under Construction	Dwt	Type	Delivery	Builder
SPP Hull S-5100	49,999	IMO 3 Product	Early 2013	SPP Shipbuilding
SPP Hull S-5101	49,999	IMO 3 Product	Mid 2013	SPP Shipbuilding
SPP Hull S-5118	49,999	IMO 3 Product	Early 2014	SPP Shipbuilding
SPP Hull S-5119	49,999	IMO 3 Product	Early 2014	SPP Shipbuilding

Ardmore Shipping LLC Predecessor to Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and December 31, 2011

(Expressed in US Dollars, unless otherwise stated)

On May 12, 2011 and July 17, 2011 Ardmore took delivery of the Hellespont Crusader and Hellespont Commander respectively under a time charter arrangement. These vessels were redelivered on May 29, 2012 and June 23, 2012, respectively. On February 28, 2013 Ardmore took delivery of the Ardmore Seavaliant (SPP Hull S-5100) from SPP Shipbuilding Co., Ltd, Korea.

2.    Significant accounting policies

2.1.    Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with US Generally Accepted Accounting Principles (“US GAAP”). The consolidated financial statements include the accounts of ASLLC and its subsidiaries. All subsidiaries are 100% indirectly owned by ASLLC. All intercompany balances and transactions have been eliminated on consolidation.

2.2.    Uses of estimates

The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

2.3.    Reporting currency

The consolidated financial statements are stated in US Dollars. The functional currency of Ardmore is US Dollars because Ardmore operates in international shipping markets which typically utilize the US Dollar as the functional currency. Transactions involving other currencies during the year are converted into US Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than US Dollar are translated to reflect the year end exchange rates. Resulting gains and losses are included in the accompanying consolidated statement of comprehensive income.

2.4.    Recent accounting pronouncements

There are no recent accounting pronouncements issued whose adoption would have a material impact on Ardmore’s consolidated financial statements in the current year or are expected to have a material impact on future years.

2.5.    Cash and cash equivalents

Ardmore classifies investments with an original maturity date of three months or less as cash and cash equivalents.

2.6.    Receivables, trade

Trade receivables include amounts due from charterers (time charters and pools) for hire and other recoverable expenses due to Ardmore. At the balance sheet date, all potentially uncollectible accounts are assessed individually for the purposes of determining the appropriate provision for doubtful accounts.

Ardmore Shipping LLC Predecessor to Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and December 31, 2011

(Expressed in US Dollars, unless otherwise stated)

2.7.    Working capital advances

Working capital advances relate to capital advanced directly to ship pools in which Ardmore’s vessels operate together with working capital amounts advanced under two time charter agreements. The working capital amounts advanced under these time charter agreements allow Ardmore to share in the profits and losses arising from the vessels employment in the spot market. The working capital amounts advanced under the time charter are advanced for the period of the time charter. The amounts are classified as current assets where it is expected that the amounts advanced will be realized within one year.

2.8.    Prepayments

Prepayments consist of payments in advance for insurance or other ad hoc purchases, along with payments made in advance for chartered in vessels.

2.9.    Advances and deposits

Advances and deposits primarily include amounts advanced to the technical managers for expenses incurred by them in operating the vessels, together with other necessary deposits paid during the course of business.

2.10.    Other receivables

Other receivables primarily relate to insurance claims outstanding, certain assets held by vessel managers and other necessary receivables. Insurance claims are recorded, net of any deductible amounts, at the time Ardmore realizes insured damages, where recovery is probable under the related insurance policies and where Ardmore can make an estimate of the amount to be reimbursed following the insurance claim. At the balance sheet date, all potentially uncollectible accounts are assessed individually for the purposes of determining the appropriate provision for doubtful accounts.

2.11.    Inventories

Inventories consist of lubricating oils and other consumables on board our vessels. Inventories are valued at the lower of cost or market value on a first-in first-out basis. Cost is based on the normal levels of cost and comprises the cost of purchase, being the suppliers’ invoice price with the addition of charges such as freight or duty where appropriate.

2.12.    Vessels

2.12.1.    Initial recognition

Vessels are recorded at their cost less accumulated depreciation. Vessel cost comprises acquisition costs directly attributable to the vessel and the expenditures made to prepare the vessel for its initial voyage.

2.12.2.    Depreciation

Vessels are depreciated on a straight-line basis over their estimated useful economic life from the date of initial delivery from the shipyard. The useful life of Ardmore’s vessels is estimated at 25 years from the date of initial delivery from the shipyard. Depreciation is based on cost less estimated residual scrap value. Residual scrap value is estimated as the lightweight tonnage of each vessel multiplied by the estimated scrap value per ton.

Ardmore Shipping LLC Predecessor to Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and December 31, 2011

(Expressed in US Dollars, unless otherwise stated)

2.12.3.    Replacements / Renewals / Upgrades

Ardmore capitalizes and depreciates the costs of significant replacements, renewals and upgrades to its vessels over the shorter of the vessel’s remaining useful life or the life of the renewal or upgrade. The amount capitalized is based on management’s judgment as to expenditures that extend a vessel’s useful life or increase the operational efficiency of a vessel. Costs that are not capitalized are recorded as a component of direct vessel operating expenses during the period incurred. Expenses for routine maintenance and repairs are expensed as incurred.

2.13.    Impairment

Vessels and equipment that are “held and used” are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. When such indicators are present, a vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount. Net operating cash flows are determined by applying various assumptions regarding future revenues net of commissions, operating expenses, scheduled dry-dockings, expected offhire and scrap values, and taking into account historical revenue data and published forecasts on future world economic growth and inflation. An impairment charge is recognized if the carrying value is in excess of the estimated future undiscounted net operating cash flows. The impairment loss is measured based on the excess of the carrying amount over the fair market value of the asset.

2.14.    Dry dock expenditure

Vessels are typically dry docked every three to five years. Expenditures incurred in dry docking are deferred and amortized until the next scheduled dry docking. Ardmore only includes in deferred dry docking costs those direct costs that are incurred as part of the dry docking to meet regulatory requirements, expenditures that add economic life to the vessel, and expenditures that increase the vessels earnings capacity or improve the vessels operating efficiency.

2.15.    Vessels under construction

The carrying value of the vessels under construction represents the accumulated costs to the balance sheet date which Ardmore has had to pay by way of purchase instalments and other capital expenditures, together with capitalized interest and other redelivery costs. The amount of interest expense capitalized in an accounting period is determined by applying an interest rate (“the capitalization rate”) to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period are based on the rates applicable to borrowings outstanding during the period. If Ardmore’s borrowings are directly attributable to the vessels under construction, Ardmore uses the rate on that borrowing as the capitalization rate. If average accumulated expenditures for the asset exceed the amounts of specific borrowings associated with the asset, the capitalization rate applied to such excess is a weighted average of the rates applicable to other borrowings of Ardmore. Ardmore does not capitalize amounts in excess of actual interest expense incurred in the period. No charge for depreciation is made until the vessel is available for use.

2.16.    Other non-current assets

Other assets relate to office equipment, fixtures and fittings. These are recorded at their cost less accumulated depreciation and are depreciated based on estimated useful life of five years.

Ardmore Shipping LLC Predecessor to Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and December 31, 2011

(Expressed in US Dollars, unless otherwise stated)

2.17.    Deferred finance charges

Deferred financing charges include fees, commissions and legal expenses associated with securing loan facilities. These costs are amortized to interest and finance costs using the effective interest method over the life of the related debt.

2.18.    Payables, trade

Payables, trade include all accounts payable and accrued liabilities in relation to the operating and running of the vessels, along with amounts due for general and administrative expenses.

2.19.    Contingencies

Claims, suits and complaints arise in the ordinary course of Ardmore’s business. Ardmore provides for contingent liabilities when (i) it is probable that a liability has been incurred at the date of the financial statements and (ii) the amount of the loss can be reasonably estimated. Disclosure in the notes to the financial statements is required for contingent liabilities that do not meet both these conditions if there is a reasonable possibility that a liability may have been incurred at the balance sheet date. Any such matters that should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements, are discussed in Note 17 to the consolidated financial statements.

2.20.    Distributions to shareholder

Distributions to the shareholder are applied first to retained earnings. When retained earnings are not sufficient, distributions are applied to the additional paid in capital account.

2.21.    Financial instruments

The carrying values of cash and cash equivalents, accounts receivable and accounts payable reported in the consolidated balance sheet for those financial instruments are reasonable estimates of their fair values due to their short-term nature. The fair values of the short-term revolving credit facility and long-term debt approximate the recorded values due to the variable interest rates payable.

2.22.    Revenues and expenses

2.22.1.    Time charter revenues

If a time charter agreement exists, the rate is fixed or determinable, service is provided and collection of the related revenue is reasonably assured, Ardmore recognizes revenues over the term of the time charter. Ardmore does not recognize revenue during days the vessel is offhire. Where the time charter contains a profit or loss sharing arrangement, the profit or loss is recognized based on amounts earned or incurred as of the reporting date.

2.22.2.    Pool revenues

Revenues and voyage expenses of Ardmore’s vessels operating in pool arrangements are pooled with the revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on the time charter equivalent basis, are allocated to the pool participants according to an agreed formula. The formula used to allocate net pool revenues vary among different pools but generally allocates revenues to pool participants on

Ardmore Shipping LLC Predecessor to Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and December 31, 2011

(Expressed in US Dollars, unless otherwise stated)

the basis of the number of days a vessel operates in the pool with weighted adjustments made to reflect the vessel’s differing capacities and performance capabilities. Ardmore accounts for its vessels share of net pool revenue on the allocated time charter equivalent on a monthly basis. Net pool revenues due from the pool are included in receivables, trade.

2.22.3.    Expenses

All voyage expenses are expensed as incurred. Under time charters or pool employment, expenses such as fuel, port charges, canal tolls and cargo handling operations are paid by the charterers.

All commissions and administration fees are expensed as incurred which is over the term of the employment of the vessel.

Vessel operating expenses are costs which are directly attributable to the operation of the vessels such as crew costs, lubricating oils, insurance, repairs and maintenance. Vessel operating expenses are expensed as incurred.

2.22.4.    Charter hire costs

Charter hire costs relate to amounts paid for chartering in vessels. Charter hire costs are expensed to the statement of comprehensive income as incurred.

2.23.    Income taxes

Ireland

ASLLC and its indirectly owned vessel owning subsidiaries are incorporated in the Marshall Islands. Ardmore Shipholding Limited and Ardmore Shipping Limited are incorporated in Ireland. The consolidated financial statements reflect the fact that ASLLC’s subsidiaries are separate taxable entities, resident for tax purposes in Ireland. All income tax relates to continuing operations.

ASLLC’s vessel owning subsidiaries have elected, for Irish corporation tax purposes, into the Irish Tonnage Tax regime whereby each vessel owning subsidiary is assessed to Irish corporation tax on attributed notional tonnage tax profits which are calculated by reference to the size of the ship. The notional tonnage tax profits are then taxed at the standard rate of corporation tax of 12.5%. The Company’s non-tonnage tax trading profits are taxable at the standard rate of corporation tax which is currently 12.5% based on generally accepted accounting principles in Ireland. Other trading profits are taxed at 12.5%. Any non-trading / passive income is taxed at the higher rate of corporation tax which is currently 25%.

Republic of Marshall Islands

ASLLC believes that neither it, nor its subsidiaries, are subject to taxation under the laws of the Republic of Marshall Islands and that distributions by its subsidiaries to ASLLC will not be subject to any taxes under the laws of the Republic of the Marshall Islands.

Deferred taxation

Deferred income tax assets and liabilities are recognized for the future tax consequences attributed to differences between the financial statements and tax basis of existing assets and liabilities using enacted rates applicable to the periods in which the differences are expected to affect taxable income.

Ardmore Shipping LLC Predecessor to Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and December 31, 2011

(Expressed in US Dollars, unless otherwise stated)

Deferred income tax balances included on the consolidated balance sheet reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax basis and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. The recoverability of these future tax deductions is evaluated by assessing the adequacy of future taxable income, including the reversal of temporary differences and forecasted operating earnings. If it is deemed more likely than not that the deferred tax assets will not be realized Ardmore provides for a valuation allowance. Income taxes have been provided for all items included in the consolidated statement of comprehensive income regardless of when such items were reported for tax purposes or when the taxes were actually paid or refunded.

Uncertainties related to income taxes

The Financial Accounting Standards Board issued guidance clarifying the accounting for uncertainty in income taxes recognized in the financial statements. The guidance requires companies to determine whether it is more-likely-than-not that the tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not threshold it is measured to determine the amount of benefit to recognize in the financial statements. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.

3.    Business and segmental reporting

Ardmore is primarily engaged in the ocean transportation of petroleum and chemical products in international trade through the ownership and operation of a fleet of tankers. Tankers are not bound to specific ports or schedules and therefore can respond to market opportunities by moving between trades and geographical areas. Ardmore charters its vessels to commercial shippers through a combination of time-charter and pool arrangements. The chief operating decision maker (“CODM”) does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet. Furthermore, when Ardmore charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable. In this respect, Ardmore has determined that it operates under one reportable segment, relating to its operations of its vessels.

The following table presents consolidated revenues for customers that accounted for more than 10% of Ardmore’s consolidated revenues during the periods presented:

	2012	2011
Navig8 Group	$16,336,503	17,183,539
Dampskibsselskabet Norden A/S	5,022,559	5,191,875

4.    Contractual charter revenue

The minimum future revenues to be received on time charter (before Ardmore’s share of profit / loss under the time charter participation and assuming no offhire) which is accounted for as operating leases as of December 31, 2012 are as follows:

Dec 31, 2012
2013	$7,631,107

Ardmore Shipping LLC Predecessor to Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and December 31, 2011

(Expressed in US Dollars, unless otherwise stated)

As of December 31, 2012, four of Ardmore’s vessels are part of time charter agreements. The leases expire as follows:

Name	Vessel type	Lease expiry	Option
Ardmore Seafarer	Product	Jun, 2013	N/A
Ardmore Seamaster	Product	Oct, 2013	N/A
Ardmore Seatrader	Product	Jan, 2013	N/A
Ardmore Centurion	IMO 2 Chemical	Jun, 2013	6 Months

The Ardmore Calypso and Ardmore Capella are employed under a pool arrangement which does not have a fixed lease expiration period.

On May 12, 2011 and July 17, 2011 Ardmore took delivery of the Hellespont Crusader and Hellespont Commander respectively under a time charter-in arrangement. These vessels were redelivered to the owner on May 29, 2012 and June 23, 2012 respectively. These vessels were employed under a pool arrangement. Supplementary to the pool employment agreement for the vessels, Ardmore entered into a profit or loss sharing agreement with an affiliate of the pool manager (the “Pool Manager Affiliate”), whereby the profit or loss arising from the pool employment income less the charter-in cost, of the vessels, was shared 75% / 25% between Ardmore and the Pool Manager Affiliate respectively. Ardmore’s policy is to recognise only its share of revenue and expenses.

Ardmore has two separate supplemental charter hire agreements, in respect of the Ardmore Seafarer and the Ardmore Seatrader, which entitled Ardmore to participate in the profits arising from, or losses incurred on, each vessels employment in the charterer’s pool. These agreements are for the period of each time charter. One of the time charters expired in July, 2012 and the other time charter expired in February, 2013. The supplemental charter hire agreements entitled Ardmore to 60% of the profits arising from, or losses incurred on, each vessels employment in the charterer’s pool, after payment of charter hire to Ardmore. All profits or losses under the supplemental charter hire agreement are recognized based on amounts earned or incurred as of the reporting date. For the year ended December 31, 2012 Ardmore incurred losses of $441,713 (2011: loss of $98,235) in relation to these agreements.

The time charter for the Ardmore Centurion includes a profit sharing arrangement whereby, Ardmore is entitled to 50% of the profits arising on vessels employment in the charterer’s pool after payment of charter hire to Ardmore. All profits arising from the profit sharing arrangement are recognized based on amounts earned as of the reporting date. Profit share revenue in relation to this arrangement for the year ended December 31, 2012 amounted to $207,788 (2011: $50,097).

5.    Cash and cash equivalents

	Dec 31, 2012	Dec 31, 2011
Cash and cash equivalents	$15,334,123	5,460,304

Ardmore is required to maintain a minimum cash balance in accordance with its long-term debt facility agreement (see Note 9).

Ardmore Shipping LLC Predecessor to Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and December 31, 2011

(Expressed in US Dollars, unless otherwise stated)

6.    Receivables, trade

There was no provision for doubtful accounts as at December 31, 2012 (2011: $0). The maximum amount of loss due to the credit risk is the full amount of trade receivables. All trade receivables are current. The carrying value of receivables approximates their fair value.

7.    Working capital advances

At the balance sheet date, all potentially uncollectible working capital advances are assessed individually for purposes of determining the appropriate provision for doubtful accounts. There was no provision for doubtful advances at December 31, 2012 (2011: $0).

8.    Non-current assets

The scrap value of the vessels is estimated at $300 (2011: $300) per lightweight ton. Interest capitalized in relation to vessels under construction as of December 31, 2012 amounts to $1,081,182 (2011: $543,860). Vessels, which are owned and operated by Ardmore, have been provided as collateral under certain loan agreements entered into by Ardmore (see Note 9). Other non-current assets comprise office equipment, fixtures and fittings. No impairment has been recognized as at the balance sheet date.

9.    Debt

9.1.    US Dollar denominated floating-rate debt

	Revolving Credit Facility	Senior Debt	TOTAL
Balance as at January 1, 2011	$14,770,000	38,000,000	52,770,000
Additions during year	15,495,000	32,000,000	47,495,000
Repayments during year	—	(4,400,000)	(4,400,000)

Balance as at January 1, 2012	30,265,000	65,600,000	95,865,000

Additions during year	—	38,700,000	38,700,000
Repayments during year	(30,265,000)	(37,200,000)	(67,465,000)

Balance as at December 31, 2012	$—	67,100,000	67,100,000

The split of debt between current and non-current is as follows:

	Dec 31, 2012	Dec 31, 2011
Current portion:
Short-term revolving credit facility	$—	30,265,000
Current portion of senior debt	6,819,918	5,600,000

	6,819,918	35,865,000
Non-current portion:
Non-current portion of senior debt	60,280,082	60,000,000

	60,280,082	60,000,000

Total debt	$67,100,000	95,865,000

Accrued interest on debt	$502,515	484,550

Ardmore Shipping LLC Predecessor to Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and December 31, 2011

(Expressed in US Dollars, unless otherwise stated)

9.2.    Details of debt

Short-term revolving credit facility

On July 15, 2010, ASLLC’s subsidiary, Ardmore Shipholding Limited, entered into a short term revolving credit facility agreement for $30 million. On September 6, 2011, the loan agreement was amended to increase the amount available under the facility to $50 million. There were no changes to the loan agreement’s terms and conditions during the year. In August 2012 the facility was fully repaid by Ardmore Shipholding Limited. The terms of the agreement are such that the facility is revolving whereby when the principal is repaid, Ardmore Shipholding Limited has the ability to re-borrow up to the maximum amount of the facility (i.e. $50 million). Ardmore does not pay any fees for amounts unutilized under this facility. Amounts drawn down in prior periods were used to finance Ardmore’s capital commitments and for temporary working capital needs. Repayments are due on demand with 15 days’ notice. There is no maturity date on this loan facility. The facility interest is at LIBOR plus 5.00%. The facility is unsecured and is fully guaranteed by the shareholders of the ultimate parent of ASLLC. The weighted average interest rate on this facility for the year was 5.25% (2011: 5.21%).

Long-term debt

On March 16, 2011, three of Ardmore Shipholding Limited’s subsidiaries entered into a long term loan facility agreement with ABN AMRO Bank N.V. for $40.5 million for vessel acquisitions. This loan was drawn down in three tranches. The first tranche was drawn down in April, 2011 and the second and third tranches were drawn down in June 2011. Interest is calculated on each tranche at LIBOR plus 3.25%. $32 million has been drawn down on this facility as at the balance sheet date. The remaining $8.5 million was not drawn down and is no longer available for borrowing. Principal repayments on loans are made on a quarterly basis, with a balloon payment paid with the final instalment. The loan will fully mature in 2016. The weighted average interest rate on this facility for the year was 3.86% (2011: 3.58%).

On August 24, 2011, two of Ardmore Shipholding Limited’s subsidiaries entered into a long term loan facility agreement with ABN AMRO Bank N.V. for $48.9 million for two of its vessels under construction. Interest is calculated on each tranche at LIBOR plus 3.20%. During the year ended December 31, 2012 $1.85 million (2011: $0) was drawn down. Refer to Note 17 for details of commitment fees in relation to this loan facility.

On September 28, 2012, five of Ardmore Shipholding Limited’s subsidiaries entered into a long term loan facility agreement with DVB Bank for $81.85 million. The amount drawn down under this facility during the year ended December 31, 2012 was $36.85 million. This amount was used to repay a previous loan facility with DVB Bank which was entered into in October 2010. The balance on the previous facility on October 1, 2012 was $32.4 million. This resulted in a modification of the debt facility under US GAAP. Refer to note 12 for treatment of deferred finance charges. The balance of the amount drawn, of $4.85 million, was used for general corporate purposes. Interest is calculated on this facility at LIBOR plus 3.75%. Principal repayments on loans are made on a quarterly basis, with a balloon payment paid with the final instalment. The loan will fully mature in 2019. The weighted average interest rate on this facility for the period October 1, 2012 to December 31, 2012 was 4.11% (2011: 0%). The weighted average interest rate on the DVB Bank facility which was repaid in October 1, 2012 for the period January 1, 2012 to October 1, 2012 was 4.32% (2011: 3.81%). The remaining $45 million of the new facility is for Ardmore’s vessels under construction. There were no drawdowns of this facility at the balance sheet date. Refer to Note 17 for details of commitment fees in relation to this debt facility.

ASLLC’s subsidiaries have first priority mortgages against the relevant vessels in favour of the financier as security for its obligations under the loan agreements. ASLLC’s subsidiary, Ardmore Shipholding Limited, has

Ardmore Shipping LLC Predecessor to Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and December 31, 2011

(Expressed in US Dollars, unless otherwise stated)

provided a guarantee in respect of the above loan facilities. These guarantees can be called upon where a default in loan repayment occurs.

Minimum future principal payments due under long term debt agreements as at December 31, 2012 are as follows:

Total
2013	$6,819,918
2014	7,368,363
2015	7,344,141
2016	22,644,141
2017	5,173,437
2018	3,820,000
2019	13,930,000

$67,100,000

Long-term debt financial covenants

Agreements related to long-term debt obligations stated above include covenants which limit the amount of total long-term debt as a proportion of total market value of assets and provide for a minimum net worth for Ardmore. Ardmore is required to maintain a minimum cash balance based on the number of vessels Ardmore owns. The required minimum cash balance for Ardmore as at December 31, 2012 was $3,600,000 (2011: $3,600,000). Ardmore is also required to maintain sufficient collateral for its debt facilities whereby the fair market value of its vessels, plus any additional collateral, must be above a certain percentage of debt outstanding (value maintenance covenant). The required value maintenance covenant varies under each loan facility ranging from 125% to 135%. The value maintenance covenant for one of Ardmore’s vessels increases from 135% to 150% when the vessel is over twelve years old. Ardmore is also required to have a net worth of not less than $45 million. The long-term debt obligations do not impose a restriction on dividend, distribution, return of capital unless an event of default has occurred, is continuing or will result from such payment. Ardmore is fully compliant with all of its loan covenants at the balance sheet date.

10.    Risk Management

10.1.    Operational risk

Ardmore is exposed to operating costs risk arising from various vessel operations. The key areas of operating risk include dry dock, repair costs, insurance and piracy. Ardmore’s risk management includes various strategies for technical management of dry dock and repairs coordinated with a focus on measuring cost and quality. Ardmore’s young fleet helps to minimize the risk. Given the potential for accidents and other incidents that may occur in vessel operations, the fleet is insured against various types of risk. Finally, Ardmore has established a set of countermeasures in order to minimize the risk of piracy attacks during voyages, particularly through the Gulf of Aden and off the coast of Africa, to make the navigation safer for sea staff and to protect Ardmore’s assets.

10.2.    Foreign exchange risk

The majority of Ardmore’s transactions, assets and liabilities are denominated in U.S. Dollars, the functional currency of Ardmore. Ardmore incurs certain general and operating expenses in other currencies (primarily Euro,

Ardmore Shipping LLC Predecessor to Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and December 31, 2011

(Expressed in US Dollars, unless otherwise stated)

Singapore Dollar, Pounds Sterling) and as a result there is a transactional risk to Ardmore where the risk that currency fluctuations will have a negative effect on the value of Ardmore’s cash flows. Such risk may have an adverse effect on Ardmore’s financial condition and results of operations. Ardmore believes these adverse effects to be immaterial and have not entered into any derivative contracts for either transaction or translation risk during the year.

10.3.    Interest rate risk

Ardmore is exposed to the impact of interest rate changes primarily through borrowings that require Ardmore to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect Ardmore’s margins, results of operations and its ability to repay debt. Lower interest rates lower the returns on cash investments. Ardmore regularly monitors its interest rate exposure and will enter into swap arrangements to hedge its exposure where it is considered economically advantageous to do so. Ardmore’s approach is to maintain hedges by matching floating-rate debt associated with its vessels to spot market rates through pool employment and participation in time charter earnings with its charterers.

10.4.    Credit risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are held with Nordea Bank, which has a credit rating of Aa3 (source: Moodys) as at December 31, 2012. While Ardmore believes this risk of loss is low, it will keep this under review and will revise its policy for managing cash and cash equivalents if considered advantageous and prudent to do so.

Ardmore limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers’ financial condition. It generally does not require collateral for its trade accounts receivable.

Ardmore may have a credit risk in relation to vessel employment and at times may have multiple vessels employed by one charterer. Ardmore considers and evaluates concentration of credit risk regularly and performs on-going evaluations of these charterers for credit risk. Ardmore currently operates its six vessels with four different charterers and continues to monitor credit concentration risk.

10.5.    Liquidity risk

The principal objective in relation to liquidity is to ensure that Ardmore has access at minimum cost, to sufficient liquidity to enable it to meet its obligations as they fall due and to provide adequately for contingencies. Ardmore’s policy is to manage its liquidity by strict forecasting of cash flows arising from time charter revenue, pool revenue, vessel operating expenses, general and administrative overhead and servicing of debt.

11.    General and administration expenses

	2012	2011
Staff salaries	$1,504,725	1,377,256
Office administration	245,477	466,550
Bank charges and foreign exchange	48,942	45,326
Auditors’ remuneration	109,517	96,720
Other professional fees	535,857	181,948
Other administration costs	530,621	431,231

	$2,975,139	2,599,031

Ardmore Shipping LLC Predecessor to Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and December 31, 2011

(Expressed in US Dollars, unless otherwise stated)

Audit remuneration for the year arises solely on fees incurred for independent audit services.

12.    Interest expense and finance costs

	2012	2011
Interest incurred	$3,248,789	3,333,941
Capitalized interest	(537,322)	(543,860)
Amortization of deferred financing charges	254,547	290,391

	$2,966,014	3,080,472

Following drawdown of the loan facility entered into on September 28, 2012, the outstanding balance of $32.4 million in respect of the loan facility dated October 15, 2010 was repaid in full. As this resulted in a modification of the debt facility dated October 15, 2010 under US GAAP, the deferred finance charges associated with the original facility, along with newly incurred fees with Ardmore’s creditor, are deferred and amortized to interest and finance costs using the effective interest method over the life of the new loan facility. Third party costs associated with the modification were expensed as incurred.

13.    Interest income

Interest income relates to bank interest received on Ardmore’s cash balances.

14.    Income taxes

All income taxes are domestic taxes. Under the Irish tonnage tax regime, tonnage tax is considered an income tax. Election to tonnage tax is valid for ten years from the start of the accounting period in which the election is made. All current elections are valid until December 31, 2021. There is no direct relationship between the provision for income taxes and income or loss before income taxes for companies availing of the tonnage tax election in Ireland because Ireland operates a taxation regime which computes Irish corporation tax by reference to the size of the ships rather than accounting profits. Accordingly, a reconciliation between the income tax expense and the income tax calculated based on net income at the Irish statutory rate, has not been presented herein as it would not provide additional useful information to users of the consolidated financial statements.

The income tax (charge) / credit in the accompanying consolidated statement of comprehensive income comprises the following:

	Dec 31, 2012	Dec 31, 2011
Current tax expense	$(26,896)	(29,525)
Deferred tax (expense) / benefit	(24,341)	16,099

Income tax expense for year	$(51,237)	(13,426)

Ardmore Shipping LLC Predecessor to Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and December 31, 2011

(Expressed in US Dollars, unless otherwise stated)

Income tax consists of the following:

Current tax
Tonnage tax profits	$(206,115)	(228,991)
Taxable @12.5%	(25,764)	(28,624)
Tax on interest income	(1,132)	(901)

Current tax expense	$(26,896)	(29,525)

Deferred tax
Non tonnage tax trade—net loss	$—	126,873
Tax at 12.5%	—	15,859
Other	—	240
Change in valuation allowance	(24,341)	—

Deferred tax (expense) / benefit	$(24,341)	16,099

Reconciliation of deferred tax asset:

Cumulative non tonnage tax trade—net loss	$189,531	189,531
Deferred tax @12.5%	23,691	23,691
Other	650	650

Total deferred tax assets	24,341	24,341
Valuation allowance	(24,341)	—

Net deferred tax asset	$—	24,341

Ardmore established a valuation allowance against deferred tax assets because Ardmore believed it was more likely than not that the full amount of the deferred tax assets generated primarily by non-tonnage trading losses would not be realized through the generation of taxable income in future periods. All tax years are open to revenue audit.

15.    Related-Party Transactions

During the year ended December 31, 2012, Ardmore paid $350,000 (2011: $175,000) to Greenbriar Equity Group LLC in respect of consulting services provided to Ardmore. Greenbriar Equity Group LLC manages Greenbriar Equity Fund II L.P., ASLLC’s ultimate controlling party. This amount is included in general and administrative expenses (Note 11).

Amounts due to related parties amounting to $600,000 (2011: receivable $25,397) at the balance sheet date relates a cash advance from GA Holdings LLC, which is payable on demand.

There were no other relationships with officers, employees or affiliated companies that require disclosure during the year.

16.    Share based compensation

During the period ended December 31, 2010 ASLLC’s parent implemented a Management Incentive Unit award scheme whereby certain employees are awarded units in ASLLC’s parent. The date of grant of the units was

Ardmore Shipping LLC Predecessor to Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and December 31, 2011

(Expressed in US Dollars, unless otherwise stated)

July 5, 2010. The units vest on that date but are subject to forfeiture whereby the units are returned by the recipient if certain time (five years’ service) and performance criteria are not met. If all of the performance criteria are met, the units will no longer be subject to forfeiture on the fifth anniversary of the date of grant.

The total number of units awarded in the parent, in respect of services to be performed to Ardmore, was 6,250. The estimated fair value of each Management Incentive Unit granted in Management Incentive Unit award scheme is $9 per unit. The intrinsic value of Management Incentive Units at the date of grant is nil. The fair value was calculated by applying a model based on Monte Carlo simulation whereby a range of probable outcomes of return were identified based on the performance criteria attached to the units. The model inputs were the market value of the ordinary units at grant date, expected returns over a five year period, with a cost of equity of 25%. The market value of the ordinary units was par at the date of the investment. Discounts were applied to the units, in arriving at fair value, for a lack of voting rights, control and marketability. The probability of various returns was based on analysis of the historical performance of charter rates and ship values, taking account of volatility, over a ten year period.

Ardmore’s units have been valued using level three inputs of the fair value hierarchy. The cost of the unit award is being recognized by Ardmore, on a straight line basis, as the services are received (i.e. over the five year period). The total cost charged to the consolidated statement of comprehensive income of Ardmore, in the year, was $11,250 (2011: $16,674) and the cost is included as part of staff salaries. The remaining unrecognised cost of the incentive units at the balance sheet date is $28,326. It is expected that this amount will be recognized, on a straight line basis, over the period to the fifth anniversary of the grant date (i.e. July 5, 2015).

There was no modification to the Management Incentive Unit scheme, no further units have been awarded and no units have been forfeited in the year ended December 31, 2012.

17.    Commitments and contingencies

As at December 31, 2012 Ardmore has the following commitments due within the next five years:

	2013	2014	2015	2016	2017+
Vessels under construction	77,700,000	44,400,000	—	—	—
Loan commitment fees	1,361,186	31,579	—	—	—
Office space	70,506	70,506	70,506	23,502	—

	79,131,692	44,502,085	70,506	23,502	—

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of Ardmore’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on Ardmore’s financial results. There are no guarantees, commitments or contingencies other than those already disclosed in these consolidated financial statements.

18.    Subsequent events

On February 27, 2013 Ardmore took delivery of the Ardmore Seavaliant (SPP Hull S-5100) from SPP Shipbuilding Co., Ltd, in Korea. The Ardmore Seavaliant is an IMO 3 product and chemical tanker and following

Ardmore Shipping LLC Predecessor to Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and December 31, 2011

(Expressed in US Dollars, unless otherwise stated)

delivery, this vessel was employed on a one year time charter. Total debt drawn down on the long term loan facility agreement with ABN AMRO Bank N.V. for $48.9 million in respect of this vessel was $24.4 million.

Two of ASLLC’s indirect subsidiaries entered into a capital lease agreement (i.e. a bareboat charter), which was executed on April 2, 2013. This transaction, relating to the Ardmore Calypso and Ardmore Capella, is treated as a financing transaction under U.S. GAAP. As part of this arrangement the senior debt outstanding on the vessels was repaid in full on April 2, 2013. The amount repaid was $17.9 million. The capital lease is scheduled to expire in 2018 and includes a mandatory purchase obligation to repurchase the vessels. The total amount financed under the capital lease arrangement is $31.5 million. ASLLC’s subsidiary, Ardmore Shipholding Limited, has provided a guarantee in respect of this funding arrangement.

19.    Subsidiaries

The following is a list of Ardmore Shipping LLC’s direct and indirect subsidiaries:

Name of Company	Country of Incorporation	Principal Activities	Ownership (%)
Ardmore Shipholding Limited	Ireland	Holding company	100%
Ardmore Shipping Limited	Ireland	Commercial management, transaction support	100%
Fastnet Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Rockall Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Shannon Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Malin Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Tyne Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Forties Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Fitzroy Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Bailey Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Forth Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Viking Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Ardmore Chartering LLC	Marshall Islands	Ship chartering and operations	100%
Hebrides Shipco LLC	Marshall Islands	Dormant	100%
Cromarty Shipco LLC	Marshall Islands	Dormant	100%
Dogger Shipco LLC	Marshall Islands	Dormant	100%
Humber Shipco LLC	Marshall Islands	Dormant	100%
Trafalgar Shipco LLC	Marshall Islands	Dormant	100%
Fisher Shipco LLC	Marshall Islands	Dormant	100%

20.    Unaudited proforma loss per share and unaudited adjusted proforma loss per share

As a result of the material change to the loss per share due to the Reorganization, proforma net loss per share has been included on the statement of comprehensive income as follows:

2012
Net loss	$(4,539,093)
Proforma loss per share, basic and diluted	$(0.56)
Proforma weighted average number of shares, basic and diluted	8,050,000

Ardmore Shipping LLC Predecessor to Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and December 31, 2011

(Expressed in US Dollars, unless otherwise stated)

Adjusted proforma loss per share has been included on the statement of comprehensive income to reflect the use of proceeds of Ardmore’s proposed Initial Public Offering (“IPO”) for the proposed payment of an initial dividend and the repayment of the outstanding balance of the short-term revolving credit facility. These adjustments are reflected as if the IPO happened on January 1, 2012. Adjusted proforma net loss per share has been calculated assuming the dividend payment is $1.2 million and the line of credit outstanding is $8.5 million, which reflects the balance outstanding at March 31, 2013. Adjusted proforma loss per share has been included on the statement of comprehensive income as follows:

2012
Net loss as reported	$(4,539,093)
Adjustments to net loss for interest expense	$127,848

Adjusted proforma net loss	$(4,411,245)

Adjusted proforma loss per share, basic and diluted	(0.51)
Adjusted proforma weighted average number of shares	8,656,458

Adjusted proforma weighted average number of shares is calculated as follows:

Due to Reorganization	8,050,000
Due to initial dividend payment with IPO proceeds	75,208
Due to repayment of short term revolving credit facility with IPO proceeds	531,250

Adjusted proforma weighted average number of shares	8,656,458

An element of interest was capitalized in relation to the short-term revolving credit facility in the year ended December 31, 2012. There were no adjustments made to net loss for depreciation expense on interest previously capitalized as none of these vessels were delivered prior to December 31, 2012.

Ardmore Shipping LLC, Predecessor to Ardmore Shipping Corporation

Unaudited Condensed Interim Consolidated Balance Sheets

As at March 31, 2013, March 31, 2012 and December 31, 2012

(Expressed in US Dollars, unless otherwise stated)

	Mar 31, 2013	Mar 31, 2012	Dec 31, 2012
ASSETS
Current assets
Cash and cash equivalents	$6,574,965	4,486,011	15,334,123
Receivables, trade	631,809	2,146,796	864,386
Working capital advances	1,083,766	3,552,952	1,573,955
Prepayments	268,964	773,273	223,471
Advances and deposits	1,815,489	599,272	423,703
Other receivables	1,090,180	249,314	498,259
Amounts due from related parties	—	175,368	—
Inventories	829,612	565,430	666,240

Total current assets	12,294,785	12,548,416	19,584,137
Non-current assets
Vessels, net	163,347,587	128,838,365	125,478,619
Deferred dry dock expenditure, net	2,362,889	160,299	2,517,789
Vessels under construction	32,433,082	19,258,750	29,012,560
Other non-current assets, net	138,640	157,621	133,147
Deferred finance charges, net	3,821,523	1,808,460	3,234,216

Total non-current assets	202,103,721	150,223,495	160,376,331

TOTAL ASSETS	214,398,506	162,771,911	179,960,468

LIABILITIES AND EQUITY
Current liabilities
Payables, trade	3,247,781	2,117,976	2,514,052
Charter revenue received in advance	934,041	422,615	851,045
Other payables	8,515	5,950	1,867
Amounts due to related parties	600,000	—	600,000
Accrued interest on loans	572,872	745,746	502,515
Short-term revolving credit facility	8,500,000	34,965,000	—
Current portion of long-term debt	8,610,000	5,600,000	6,819,918

Total current liabilities	22,473,209	43,857,287	11,289,397
Non-current liabilities
Non-current portion of long-term debt	83,575,000	58,550,000	60,280,082

Total non-current liabilities	83,575,000	58,550,000	60,280,082
Equity
Share capital	100	100	100
Additional paid in capital	117,073,252	65,747,499	117,073,252
Accumulated deficit	(8,723,055)	(5,382,975)	(8,682,363)

Total equity	108,350,297	60,364,624	108,390,989

TOTAL LIABILITIES AND EQUITY	$214,398,506	162,771,911	179,960,468

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Ardmore Shipping LLC, Predecessor to Ardmore Shipping Corporation

Unaudited Condensed Interim Consolidated Statement of Comprehensive Income

For the three months ended March 31, 2013 and March 31, 2012

(Expressed in US Dollars, unless otherwise stated)

	Three Months Ended Mar 31, 2013	Three Months Ended Mar 31, 2012
REVENUE
Revenue	$7,275,085	6,778,739
OPERATING EXPENSES
Commissions and voyage related costs	175,736	162,891
Vessel operating expenses	3,876,809	3,670,546
Charter hire costs	—	909,389
Depreciation	1,704,017	1,551,056
Amortization of deferred dry dock expenditure	348,896	—
General and administrative expenses	662,016	721,205

Total operating expenses	6,767,474	7,015,087

Profit / (loss) from operations	507,611	(236,348)

Interest expense and finance costs	(542,536)	(996,413)
Interest income	881	828

Loss before taxes	(34,044)	(1,231,933)

Income tax	(6,648)	(7,772)

Net loss	(40,692)	(1,239,705)

Other comprehensive income	—	—

Comprehensive loss	$(40,692)	(1,239,705)

Loss per share, basic and diluted	$(406.92)	(12,397.05)
Weighted average number of shares, basic and diluted	100	100
Unaudited proforma loss per share, basic and diluted	$(0.005)
Unaudited proforma weighted average number of shares, basic and diluted	8,050,000
Unaudited adjusted proforma loss per share, basic and diluted	$(0.005)
Unaudited adjusted proforma weighted average number of shares	8,656,458

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Ardmore Shipping LLC, Predecessor to Ardmore Shipping Corporation

Unaudited Condensed Interim Consolidated Statement of Changes in Equity

As at March 31, 2013 and December 31, 2012

(Expressed in US Dollars, unless otherwise stated)

	Share capital	Additional paid-in capital	Accumulated deficit	TOTAL
EQUITY
Balance as at January 1, 2012	$100	65,747,499	(4,143,270)	61,604,329
Additional paid in capital	—	51,314,503	—	51,314,503
Share based compensation	—	11,250	—	11,250
Loss for year	—	—	(4,539,093)	(4,539,093)

Balance as at December 31, 2012	100	117,073,252	(8,682,363)	108,390,989
Balance as at January 1, 2012	100	65,747,499	(4,143,270)	61,604,329
Loss for period	—	—	(1,239,705)	(1,239,705)

Balance as at March 31, 2012	100	65,747,499	(5,382,975)	60,364,624
Balance as at January 1, 2013	100	117,073,252	(8,682,363)	108,390,989
Loss for period	—	—	(40,692)	(40,692)

Balance as at March 31, 2013	$100	117,073,252	(8,723,055)	108,350,297

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Ardmore Shipping LLC, Predecessor to Ardmore Shipping Corporation

Unaudited Condensed Interim Consolidated Statement of Cash Flows

For the three months ended March 31, 2013 and March 31, 2012

(Expressed in US Dollars, unless otherwise stated)

	Three Months Ended Mar 31, 2013	Three Months Ended Mar 31, 2012
OPERATING ACTIVITIES
Net loss	$(40,692)	(1,239,705)
Non-cash items:
Depreciation	1,704,017	1,551,056
Amortization of deferred dry dock expenditure	348,896	—
Amortization of deferred finance charges	90,356	74,636
Changes in operating assets and liabilities:
Receivables, trade	232,577	(156,291)
Working capital advances	490,189	119,615
Prepayments	(45,493)	(523,284)
Advances and deposits	(1,391,786)	(30,029)
Other receivables	(591,921)	144,424
Inventories	(163,372)	56,361
Payables, trade	733,729	(71,388)
Charter revenue received in advance	82,996	(16,725)
Other payables	6,648	(42,795)
Amounts due to related parties	—	(149,971)
Accrued interest on loans	70,357	261,196
Deferred dry dock expenditure	(193,996)	(160,300)

Net cash provided by / (used in) operating activities	1,332,505	(183,200)
INVESTING ACTIVITIES
Payments for acquisition of vessels and equipment	(27,291,840)	(73,242)
Payments for vessels under construction	(15,695,292)	(3,806,085)
Payments for other non-current assets	(11,868)	(47,935)

Net cash used in investing activities	(42,999,000)	(3,927,262)
FINANCING ACTIVITIES
Short-term revolving credit facility	8,500,000	4,700,000
Proceeds from long-term debt	26,290,000	—
Repayments of long term debt	(1,205,000)	(1,450,000)
Payments for deferred finance charges	(677,663)	(113,831)

Net cash provided by financing activities	32,907,337	3,136,169

Net movement in cash and cash equivalents	(8,759,158)	(974,293)

Cash and cash equivalents at the beginning of the period	15,334,123	5,460,304

Cash and cash equivalents at the end of the period	$6,574,965	4,486,011

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Ardmore Shipping LLC, Predecessor to Ardmore Shipping Corporation

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the years ended March 31, 2013 and March 31, 2012

(Expressed in US Dollars, unless otherwise stated)

1.    General information and significant accounting policies

1.1.    Background

Ardmore Shipping LLC (“ASLLC”) and subsidiaries (collectively “Ardmore”) is an international marine transportation company. Ardmore was established in 2010 to acquire and operate a high quality fleet of tanker vessels. As at March 31, 2013 Ardmore owns and operates six secondhand vessels and one new vessel. Ardmore has also entered into contracts for the construction of three vessels. The average age of Ardmore’s owned fleet at March 31, 2013 is 5.9 years.

1.2.    Management and organizational structure

Ardmore is engaged in the operation of vessels in worldwide trade. ASLLC is a sole member limited liability Company incorporated in the Marshall Islands. ASLLC is 100% owned by GA Holdings LLC, a limited liability company incorporated in the Marshall Islands. GA Holdings LLC is controlled by Greenbriar Equity Fund II, L.P. This fund is managed and controlled by Greenbriar Equity Group LLC.

Ardmore Shipping Limited, a company incorporated in Ireland and owned 100% by Ardmore Shipholding Limited, ASLLC’s direct subsidiary, acts as the commercial manager for Ardmore’s vessels. Ardmore Shipping Limited also provides transaction support services to the Company; primarily carrying out inspections of vessels, liaising with shipbrokers and arranging financing for vessel acquisitions.

Ardmore Shipping Corporation (“ASC”) was incorporated in the Republic of the Marshall Islands on May 14, 2013 as a wholly owned subsidiary of GA Holdings LLC, a limited liability company incorporated in the Marshall Islands. Prior to the initial public offering of ASC’s common stock, GA Holdings LLC will exchange all of the shares of its wholly owned subsidiary, ASLLC, for additional shares of ASC and ASLLC will become a wholly owned subsidiary of ASC (“the Reorganisation”).

1.3.    Vessels

Ardmore’s fleet as of March 31, 2013 comprise the following:

Owned	Dwt	Type	Built	Builder
Ardmore Seafarer	45,744	Product	Aug, 2004	Minami-Nippon Shipbuilding
Ardmore Seamaster	45,840	Product	Sep, 2004	Shin Kurushima Dockyard
Ardmore Seatrader	47,141	Product	Dec, 2002	Onomichi Dockyard
Ardmore Centurion	29,006	IMO 2 Chemical	Nov, 2005	STX Shipbuilding
Ardmore Calypso	17,589	IMO 2 Chemical	Jan, 2010	Samho Shipbuilding
Ardmore Capella	17,567	IMO 2 Chemical	Jan, 2010	Samho Shipbuilding
Ardmore Seavaliant	49,999	IMO 3 Product	Feb, 2013	SPP Shipbuilding

On February 27, 2013 Ardmore took delivery of the Ardmore Seavaliant (SPP Hull S-5100) from SPP Shipbuilding Co., Ltd, in Korea. The Ardmore Seavaliant is an IMO 3 product and chemical tanker and following delivery, this vessel was employed on a one year time charter. Total debt drawn down on the long term loan facility agreement with ABN AMRO Bank N.V. for $48.9 million in respect of this vessel was $24.4 million.

1.4.    Basis of preparation

The accompanying unaudited interim condensed consolidated financial statements include the accounts of ASLLC and its subsidiaries. All subsidiaries are 100% wholly owned by ASLLC. All intercompany balances and transactions have been eliminated on consolidation.

Ardmore Shipping LLC, Predecessor to Ardmore Shipping Corporation

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the years ended March 31, 2013 and March 31, 2012

(Expressed in US Dollars, unless otherwise stated)

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited condensed interim consolidated statements and the accompanying notes should be read in conjunction with the Company’s consolidated financial statements and notes thereto for each of the two years ended December 31, 2011 and December 31, 2012.

These unaudited condensed consolidated interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of Ardmore’s financial position, results of operations and cash flows for the periods presented. Operating results for the three-month period ended March 31, 2013, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2013.

The consolidated balance sheet as of December 31, 2012 has been derived from the audited financial statements at that date, but does not include all of the footnotes required by generally accepted accounting principles for complete financial statements.

1.5.    Summary of significant accounting policies

There have been no changes in Ardmore’s significant accounting policies for the three months ended March 31, 2013 as compared to the significant accounting policies described in Ardmore’s audited consolidated financial statements for the financial year ended December 31, 2012.

1.6.    Financial instruments

The carrying values of cash and cash equivalents, accounts receivable and accounts payable reported in the consolidated balance sheet for those financial instruments are reasonable estimates of their fair values due to their short-term nature. The fair values of the short-term revolving credit facility and long-term debt approximate the recorded values due to the variable interest rates payable.

2.    Debt

Short-term revolving credit facility

On July 15, 2010, ASLLC’s subsidiary, Ardmore Shipholding Limited, entered into a short term revolving credit facility agreement for $30 million. On September 6, 2011, the loan agreement was amended to increase the amount available under the facility to $50 million. There were no changes to the loan agreement’s terms and conditions during the year. In August 2012 the facility was fully repaid by Ardmore Shipholding Limited. The terms of the agreement are such that the facility is revolving whereby when the principal is repaid, Ardmore Shipholding Limited has the ability to re-borrow up to the maximum amount of the facility (i.e. $50 million). Ardmore does not pay any fees for amounts unutilized under this facility. Amounts drawn down in prior periods were used to finance Ardmore’s capital commitments and for temporary working capital needs. Repayments are due on demand with 15 days’ notice. There is no maturity date on this loan facility. The facility interest is at LIBOR plus 5.00%. The facility is unsecured and is fully guaranteed by the shareholders of the ultimate parent of ASLLC.

Ardmore Shipping LLC, Predecessor to Ardmore Shipping Corporation

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the years ended March 31, 2013 and March 31, 2012

(Expressed in US Dollars, unless otherwise stated)

Long-term debt

On March 16, 2011, three of Ardmore Shipholding Limited’s subsidiaries entered into a long term loan facility agreement with ABN AMRO Bank N.V. for $40.5 million for vessel acquisitions. This loan was drawn down in three tranches. The first tranche was drawn down in April, 2011 and the second and third tranches were drawn down in June 2011. Interest is calculated on each tranche at LIBOR plus 3.25%. $32 million has been drawn down on this facility as at the balance sheet date. The remaining $8.5 million was not drawn down and is no longer available for borrowing. Principal repayments on loans are made on a quarterly basis, with a balloon payment paid with the final instalment. The loan will fully mature in 2016.

On August 24, 2011, two of Ardmore Shipholding Limited’s subsidiaries entered into a long term loan facility agreement with ABN AMRO Bank N.V. for $48.9 million for two of its vessels under construction. Interest is calculated on each tranche at LIBOR plus 3.20%. The total amount drawn down at the balance sheet date was $28.1 million. The remaining $20.8 million will be drawn down in conjunction with delivery of the second vessel under construction.

On September 28, 2012, five of Ardmore Shipholding Limited’s subsidiaries entered into a long term loan facility agreement with DVB Bank for $81.85 million. The amount drawn down under this facility at March 31, 2012 was $36.85 million. Interest is calculated on this facility at LIBOR plus 3.75%. Principal repayments on loans are made on a quarterly basis, with a balloon payment paid with the final instalment. The loan will fully mature in 2019. The remaining $45 million of the new facility is for Ardmore’s vessels under construction. There were no drawdowns of this facility at the balance sheet date.

ASLLC’s subsidiaries have first priority mortgages against the relevant vessels in favour of the financier as security for its obligations under the loan agreements. ASLLC’s subsidiary, Ardmore Shipholding Limited, has provided a guarantee in respect of the above loan facilities. These guarantees can be called upon where a default in loan repayment occurs.

3.    Subsequent events

Two of ASLLC’s indirect subsidiaries entered into a capital lease agreement (i.e. a bareboat charter), which was executed on April 2, 2013. This transaction, relating to the Ardmore Calypso and Ardmore Capella, is treated as a financing transaction under U.S. GAAP. As part of this arrangement the senior debt outstanding on the vessels was repaid in full on April 2, 2013. The amount repaid was $17.9 million. The capital lease is scheduled to expire in 2018 and includes a mandatory purchase obligation to repurchase the vessels. The total amount financed under the capital lease arrangement is $31.5 million. ASLLC’s subsidiary, Ardmore Shipholding Limited, has provided a guarantee in respect of this funding arrangement.

4.    Commitments and contingencies

As at March 31, 2013 Ardmore has the following capital commitments:

	2013	2014	2015	2016	2017+
Vessels under construction	37,000,000	44,400,000	—	—	—
Loan commitment fees	956,245	31,579	—	—	—
Office space	52,880	70,506	70,506	23,502	—

	38,009,125	44,502,085	70,506	23,502	—

Ardmore Shipping LLC, Predecessor to Ardmore Shipping Corporation

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the years ended March 31, 2013 and March 31, 2012

(Expressed in US Dollars, unless otherwise stated)

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of Ardmore’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on Ardmore’s financial results.

5.    Unaudited proforma loss per share and unaudited adjusted proforma loss per share

As a result of the material change to the loss per share due to the Reorganization and issuance of shares to GA Holdings LLC, proforma net loss per share has been included on the statement of comprehensive income as follows:

Three Months Ended Mar 31, 2013
Net loss	$(40,692)
Proforma loss per share, basic and diluted	$(0.005)
Proforma weighted average number of shares, basic and diluted	8,050,000

Adjusted proforma loss per share has been included on the statement of comprehensive income to reflect the use of proceeds of Ardmore’s proposed Initial Public Offering (“IPO”) for the proposed payment of an initial dividend and the repayment of the outstanding balance of the short-term revolving credit facility. These adjustments are reflected as if the IPO happened on January 1, 2012. Adjusted proforma net loss per share has been calculated assuming the dividend payment is $1.2 million and the line of credit outstanding is $8.5 million, which reflects the balance outstanding at March 31, 2013. Adjusted proforma loss per share has been included on the statement of comprehensive income as follows:

Three Months Ended Mar 31, 2013
Net loss as reported	$(40,692)
Adjustments to net loss, for interest expense	$—

Adjusted net loss	$(40,692)

Adjusted proforma loss per share, basic and diluted	$(0.005)
Adjusted proforma weighted average number of shares	8,656,458

Adjusted proforma weighted average number of shares is calculated as follows:

Due to Reorganization	8,050,000
Due to initial dividend payment with IPO proceeds	75,208
Due to repayment of short term revolving credit facility with IPO proceeds	531,250

Adjusted proforma weighted average number of shares	8,656,458

There were no adjustments to net loss for interest expense as all interest in relation to the short term revolving credit facility was capitalized during the three months ended March 31, 2013. No depreciation adjustment was made for any interest previously capitalized as delivery of these vessels is not due until early 2014.

PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.	Indemnification of Directors and Officers

The bylaws of the Registrant provide that every director and officer of the Registrant shall be indemnified out of the funds of the Registrant against:

(1)	all civil liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such director or officer acting in the reasonable belief that he has been so appointed or elected notwithstanding any defect in such appointment or election, provided always that such indemnity shall not extend to any matter which would render it void pursuant to any Marshall Islands statute from time to time in force concerning companies insofar as the same applies to the Registrant; and

(2)	all liabilities incurred by him as such director or officer in defending any proceedings, whether civil or criminal, in which judgment is given in his favor, or in which he is acquitted, or in connection with any application under any Marshall Islands statute from time to time in force concerning companies in which relief from liability is granted to him by the court.

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our Amended and Restated Articles of Incorporation and bylaws include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorney’s fees and disbursements and court costs) to our directors and offices and carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our Amended and Restated Articles of Incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Section 60 of the BCA provides as follows:

Indemnification of directors and officers:

(1)

Actions not by or in right of the corporation. A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceedings, had reasonable cause to believe that his conduct was unlawful.

(2)	Actions by or in right of the corporation. A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not, opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claims, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

(3)	When director or officer successful. To the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

(4)	Payment of expenses in advance. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

(5)	Indemnification pursuant to other rights. The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

(6)	Continuation of indemnification. The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(7)	Insurance. A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

Item 7.	Recent Sales of Unregistered Securities.

The following table sets forth all private sales of our shares of our common stock since our formation:

Securities Sold	Date Sold	Consideration Per Share	Total Consideration	Registration Exemption	Purchasers
		$	$

Item 8.	Exhibits and Financial Statement Schedules

Exhibit Number	Description
1.1	Form of Underwriting Agreement

3.1	Amended and Restated Articles of Incorporation of the Company

3.2	Amended and Restated Bylaws of the Company

*4.1	Form of Stock Certificate

5.1	Opinion of Seward & Kissel LLP, Marshall Islands counsel to the Company, as to the validity of the common stock

8.1	Tax Opinion of Seward & Kissel LLP

10.1	Newbuilding Agreement for Hull S-5118

10.2	Newbuilding Agreement for Hull S-5119

10.3	Purchase and Option Agreement with respect to SPP Hull TBA #1, SPP Hull TBA #2, MR NB#1 and MR NB#2

10.4	Equity Incentive Plan

10.5	Form of Exchange Agreement

21	Subsidiaries of the Company

23.1	Consent of Seward & Kissel LLP (included within Exhibit 5.1)

23.2	Consent of Ernst & Young LLP, independent registered public accounting firm

23.3	Consent of Drewry Maritime Research

23.4	Consent of Director and Executive Officer Nominees

24.1	Powers of Attorney (included on the signature page hereto)

*	Previously filed.

Item 9.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cork and Country of Ireland, on the 22nd day of July, 2013.

ARDMORE SHIPPING CORPORATION

By:	/s/ Anthony Gurnee
Name: Anthony Gurnee
Title: Chief Executive Officer, President and Director

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert E. Lustrin and Gary J. Wolfe, or either of them, with full power to act alone, his or her true lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements to this registration statement, whether pre-effective or post-effective, including any subsequent registration statement for the same offering which may be filed under Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary to be done, as fully for all intents and purposes as he or she might or could do in person hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on July 22, 2013 in the capacities indicated.

Signature	Title

/s/ Anthony Gurnee Anthony Gurnee	Chief Executive Officer, President and Director (Principal Executive Officer)

/s/ Paul Tivnan Paul Tivnan	Chief Financial Officer, Secretary, Treasurer and Director (Principal Financial Officer and Chief Accounting Officer)

/s/ Brian Dunne Brian Dunne	Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, as amended, the undersigned, a duly authorized representative of Ardmore Shipping Corporation in the United States, has signed this Registration Statement on Form F-1 in the City of Newark, State of Delaware, on the 22nd day of July, 2013.

AUTHORIZED REPRESENTATIVE

By:	/s/ Puglisi & Associates
Name: Puglisi & Associates
Title: Authorized Representative